INTERIM REPORT
For the nine months ended
September 30, 2019

CONSOLIDATED BALANCE SHEETS
as at September 30, 2019 and December 31, 2018
(unaudited - US$ millions)

	Notes	September 30, 2019	December 31, 2018
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $8.2; December 31, 2018 – $21.5)	5, 19	1,701.8	1,557.2
Insurance contract receivables		5,654.4	5,110.7

Portfolio investments
Subsidiary cash and short term investments	5, 19	10,262.2	6,722.0
Bonds (cost $16,312.1; December 31, 2018 – $19,281.8)	5	16,683.1	19,256.4
Preferred stocks (cost $239.6; December 31, 2018 – $327.2)	5	221.2	260.1
Common stocks (cost $5,794.6; December 31, 2018 – $5,014.2)	5	5,334.2	4,431.4
Investments in associates (fair value $3,360.3; December 31, 2018 – $3,279.1)	5, 6	3,995.2	3,471.9
Derivatives and other invested assets (cost $1,219.5; December 31, 2018 – $971.3)	5, 7	684.9	563.6
Assets pledged for short sale and derivative obligations (cost $94.0; December 31, 2018 – $164.8)	5, 7	94.3	164.6
Fairfax India and Fairfax Africa cash, portfolio investments and investments in associates	5, 19	2,629.5	2,562.9
		39,904.6	37,432.9

Deferred premium acquisition costs		1,306.6	1,127.3
Recoverable from reinsurers (including recoverables on paid losses – $823.9; December 31, 2018 – $651.0)	8, 9	8,715.3	8,400.9
Deferred income taxes		309.5	497.9
Goodwill and intangible assets		6,203.6	5,676.9
Other assets	3	5,905.6	4,568.3
Total assets		69,701.4	64,372.1

Liabilities
Accounts payable and accrued liabilities	3	4,828.3	3,020.0
Short sale and derivative obligations (including at the holding company – $2.8; December 31, 2018 – $6.6)	5, 7	92.7	149.5
Insurance contract payables	3	2,693.6	2,003.1
Insurance contract liabilities	8	36,662.0	35,353.9
Borrowings – holding company and insurance and reinsurance companies	10	5,648.7	4,855.2
Borrowings – non-insurance companies	10	2,134.2	1,625.2
Total liabilities		52,059.5	47,006.9

Equity	11
Common shareholders’ equity		12,417.2	11,779.3
Preferred stock		1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax		13,752.7	13,114.8
Non-controlling interests		3,889.2	4,250.4
Total equity		17,641.9	17,365.2
		69,701.4	64,372.1

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and nine months ended September 30, 2019 and 2018
(unaudited - US$ millions except per share amounts)

		Third quarter		First nine months
	Notes	2019	2018	2019	2018
Income
Gross premiums written	17	4,211.6	3,763.6	13,273.6	11,763.0
Net premiums written	17	3,318.3	2,960.8	10,614.1	9,376.7

Gross premiums earned		4,159.1	3,853.3	12,341.3	10,964.5
Premiums ceded to reinsurers		(893.6)	(788.5)	(2,394.0)	(2,158.0)
Net premiums earned	17	3,265.5	3,064.8	9,947.3	8,806.5
Interest and dividends		214.9	193.7	672.4	582.6
Share of profit of associates	6	149.6	63.9	415.1	126.9
Net gains (losses) on investments	5	(96.7)	41.2	1,075.8	917.2
Other revenue	17	1,392.6	1,077.4	3,889.2	3,144.6
		4,925.9	4,441.0	15,999.8	13,577.8
Expenses
Losses on claims, gross	8	2,600.1	2,655.4	8,283.3	7,185.9
Losses on claims ceded to reinsurers		(488.5)	(658.3)	(1,759.0)	(1,650.9)
Losses on claims, net	18	2,111.6	1,997.1	6,524.3	5,535.0
Operating expenses	18	609.3	581.9	1,821.6	1,825.0
Commissions, net	9	560.8	529.6	1,624.8	1,497.4
Interest expense	3, 10	121.5	84.8	355.0	259.9
Other expenses	17, 18	1,452.8	1,027.4	3,880.5	3,049.7
		4,856.0	4,220.8	14,206.2	12,167.0
Earnings before income taxes		69.9	220.2	1,793.6	1,410.8
Provision for (recovery of) income taxes	13	(4.5)	71.0	325.1	139.7
Net earnings		74.4	149.2	1,468.5	1,271.1

Attributable to:
Shareholders of Fairfax		68.6	106.2	1,332.1	853.6
Non-controlling interests		5.8	43.0	136.4	417.5
		74.4	149.2	1,468.5	1,271.1

Net earnings per share	12	$2.13	$3.46	$48.20	$29.74
Net earnings per diluted share	12	$2.04	$3.34	$46.23	$28.83
Cash dividends paid per share		$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	12	26,851	27,419	26,926	27,566

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and nine months ended September 30, 2019 and 2018
(unaudited – US$ millions)

	Third quarter		First nine months
	2019	2018	2019	2018

Net earnings	74.4	149.2	1,468.5	1,271.1

Other comprehensive loss, net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation losses on foreign operations	(182.2)	(149.3)	(31.8)	(577.8)
Gains (losses) on hedge of net investment in Canadian subsidiaries	27.9	(36.2)	(61.2)	54.6
Gains (losses) on hedge of net investment in European operations	13.5	4.5	(26.3)	43.3
Share of other comprehensive loss of associates, excluding net gains on defined benefit plans	(50.9)	(24.5)	(61.9)	(36.6)
	(191.7)	(205.5)	(181.2)	(516.5)
Items that will not be subsequently reclassified to net earnings
Share of net gains on defined benefit plans of associates	6.7	6.4	25.2	8.4

Other comprehensive loss, net of income taxes	(185.0)	(199.1)	(156.0)	(508.1)

Comprehensive income (loss)	(110.6)	(49.9)	1,312.5	763.0

Attributable to:
Shareholders of Fairfax	(49.7)	(10.2)	1,219.4	573.2
Non-controlling interests	(60.9)	(39.7)	93.1	189.8
	(110.6)	(49.9)	1,312.5	763.0

	Third quarter		First nine months
	2019	2018	2019	2018

Income tax (expense) recovery included in other comprehensive income (loss)

Income tax on items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation losses on foreign operations	(2.8)	(0.4)	(4.1)	1.0
Share of other comprehensive loss of associates, excluding net gains on defined benefit plans	5.0	2.3	5.7	3.5
	2.2	1.9	1.6	4.5
Income tax on items that will not be subsequently reclassified to net earnings
Share of net gains on defined benefit plans of associates	(1.1)	(1.2)	(4.3)	(1.6)

Total income tax (expense) recovery	1.1	0.7	(2.7)	2.9

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the nine months ended September 30, 2019 and 2018
(unaudited - US$ millions)

	Subordinate voting shares	Multiple voting shares	Treasury shares at cost	Share-based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)	Common shareholders’ equity	Preferred stock	Equity attributable to shareholders of Fairfax	Non-controlling interests	Total equity
Balance as of January 1, 2019	6,855.2	3.8	(587.5)	208.9	5,864.2	(565.3)	11,779.3	1,335.5	13,114.8	4,250.4	17,365.2
Net earnings for the period	—	—	—	—	1,332.1	—	1,332.1	—	1,332.1	136.4	1,468.5
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation losses on foreign operations	—	—	—	—	—	(7.6)	(7.6)	—	(7.6)	(24.2)	(31.8)
Losses on hedge of net investment in Canadian subsidiaries	—	—	—	—	—	(61.2)	(61.2)	—	(61.2)	—	(61.2)
Losses on hedge of net investment in European operations	—	—	—	—	—	(26.3)	(26.3)	—	(26.3)	—	(26.3)
Share of other comprehensive loss of associates, excluding net gains (losses) on defined benefit plans	—	—	—	—	—	(43.6)	(43.6)	—	(43.6)	(18.3)	(61.9)
Share of net gains (losses) on defined benefit plans of associates	—	—	—	—	—	26.0	26.0	—	26.0	(0.8)	25.2
Issuances for share-based payments	—	—	26.9	(30.2)	—	—	(3.3)	—	(3.3)	—	(3.3)
Purchases and amortization for share-based payments	—	—	(104.3)	55.4	—	—	(48.9)	—	(48.9)	3.9	(45.0)
Purchases for cancellation	(61.8)	—	—	—	(56.2)	—	(118.0)	—	(118.0)	—	(118.0)
Common share dividends	—	—	—	—	(278.0)	—	(278.0)	—	(278.0)	(166.8)	(444.8)
Preferred share dividends	—	—	—	—	(34.2)	—	(34.2)	—	(34.2)	—	(34.2)
Acquisitions of subsidiaries	—	—	—	—	—	—	—	—	—	145.8	145.8
Deconsolidation of subsidiary	—	—	—	—	—	—	—	—	—	(466.2)	(466.2)
Other net changes in capitalization	—	—	—	(5.7)	(93.4)	—	(99.1)	—	(99.1)	29.0	(70.1)
Balance as of September 30, 2019	6,793.4	3.8	(664.9)	228.4	6,734.5	(678.0)	12,417.2	1,335.5	13,752.7	3,889.2	17,641.9

Balance as of January 1, 2018	6,901.6	3.8	(408.2)	194.5	6,048.0	(264.1)	12,475.6	1,335.5	13,811.1	4,600.9	18,412.0
Net earnings for the period	—	—	—	—	853.6	—	853.6	—	853.6	417.5	1,271.1
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation losses on foreign operations	—	—	—	—	—	(354.8)	(354.8)	—	(354.8)	(223.0)	(577.8)
Gains on hedge of net investment in Canadian subsidiaries	—	—	—	—	—	54.6	54.6	—	54.6	—	54.6
Gains on hedge of net investment in European operations	—	—	—	—	—	43.3	43.3	—	43.3	—	43.3
Share of other comprehensive loss of associates, excluding net gains on defined benefit plans	—	—	—	—	—	(31.5)	(31.5)	—	(31.5)	(5.1)	(36.6)
Share of net gains on defined benefit plans of associates	—	—	—	—	—	8.0	8.0	—	8.0	0.4	8.4
Issuances for share-based payments	—	—	29.2	(26.8)	—	—	2.4	—	2.4	—	2.4
Purchases and amortization for share-based payments	—	—	(169.8)	49.1	—	—	(120.7)	—	(120.7)	1.9	(118.8)
Purchases for cancellation	(33.5)	—	—	—	(36.6)	—	(70.1)	—	(70.1)	—	(70.1)
Common share dividends	—	—	—	—	(283.2)	—	(283.2)	—	(283.2)	(155.2)	(438.4)
Preferred share dividends	—	—	—	—	(33.8)	—	(33.8)	—	(33.8)	—	(33.8)
Acquisitions of subsidiaries	—	—	—	—	—	—	—	—	—	(5.2)	(5.2)
Deconsolidation of subsidiary	—	—	—	—	—	—	—	—	—	(212.5)	(212.5)
Other net changes in capitalization	—	—	—	(11.8)	(181.2)	9.5	(183.5)	—	(183.5)	(159.0)	(342.5)
Balance as of September 30, 2018	6,868.1	3.8	(548.8)	205.0	6,366.8	(535.0)	12,359.9	1,335.5	13,695.4	4,260.7	17,956.1

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and nine months ended September 30, 2019 and 2018
(unaudited - US$ millions)

		Third quarter		First nine months
	Notes	2019	2018	2019	2018
Operating activities
Net earnings		74.4	149.2	1,468.5	1,271.1
Depreciation, amortization and impairment charges	18	185.7	93.2	459.4	257.6
Net bond discount amortization		(47.2)	(36.4)	(101.1)	(96.0)
Amortization of share-based payment awards		19.1	17.3	55.4	49.1
Share of profit of associates	6	(149.6)	(63.9)	(415.1)	(126.9)
Deferred income taxes	13	(51.1)	5.2	180.2	23.1
Net (gains) losses on investments	5	96.4	(41.1)	(1,068.2)	(912.2)
Loss on repurchase of long term debt	10	23.7	—	23.7	58.9
Net (increase) decrease in fair value of investment property	5	0.3	—	(7.6)	(14.1)
Net (purchases) sales of investments classified at FVTPL	19	(126.1)	663.4	(1,068.3)	(1,183.0)
Changes in operating assets and liabilities		690.2	533.2	1,197.7	(232.8)
Cash provided by (used in) operating activities		715.8	1,320.1	724.6	(905.2)

Investing activities
Sales of investments in associates	6	14.3	49.4	249.8	174.0
Purchases of investments in associates	6	(111.7)	(287.4)	(529.3)	(455.4)
Net purchases of premises and equipment and intangible assets		(99.7)	(78.2)	(221.9)	(196.9)
Net purchases of investment property	5	(4.8)	(0.4)	(175.8)	(63.5)
Purchases of subsidiaries, net of cash acquired	15	(16.2)	(18.4)	(211.7)	(157.0)
Sale of subsidiary, net of cash divested		—	—	—	71.4
Deconsolidation of subsidiaries	15	—	—	(41.6)	(67.7)
Cash used in investing activities		(218.1)	(335.0)	(930.5)	(695.1)

Financing activities
Borrowings - holding company and insurance and reinsurance companies:	10
Proceeds, net of issuance costs		—	—	456.5	1,490.7
Repayments		(326.7)	—	(326.7)	(1,246.5)
Net borrowings from (repayments to) revolving credit facilities		(5.0)	(5.1)	614.1	(50.1)
Borrowings - non-insurance companies:	10
Proceeds, net of issuance costs		2.0	—	269.1	605.5
Repayments		(3.6)	(15.4)	(271.9)	(651.7)
Net borrowings from (repayments to) revolving credit facilities and short term loans		94.9	(151.6)	86.7	39.1
Decrease in restricted cash related to financing activities		—	151.8	—	150.5
Principal payments on lease liabilities - holding company and insurance and reinsurance companies	3	(17.5)	—	(41.0)	—
Principal payments on lease liabilities - non-insurance companies	3	(41.6)	—	(121.6)	—
Subordinate voting shares:	11
Purchases for treasury		(29.8)	(47.5)	(104.3)	(169.8)
Purchases for cancellation		—	(8.4)	(118.0)	(70.1)
Common share dividends		—	—	(278.0)	(283.2)
Preferred share dividends		(11.4)	(11.4)	(34.2)	(33.8)
Subsidiary shares:
Issuances to non-controlling interests, net of issuance costs		1.4	—	43.2	103.1
Purchases of non-controlling interests		(85.5)	(270.6)	(122.2)	(353.0)
Sales to non-controlling interests		—	—	1.3	—
Dividends paid to non-controlling interests	11	(7.3)	(17.8)	(188.7)	(155.2)
Cash used in financing activities		(430.1)	(376.0)	(135.7)	(624.5)
Increase (decrease) in cash and cash equivalents		67.6	609.1	(341.6)	(2,224.8)
Cash and cash equivalents – beginning of period		4,159.2	5,070.8	4,536.9	7,935.0
Foreign currency translation		(37.2)	(81.1)	(5.7)	(111.4)
Cash and cash equivalents – end of period	19	4,189.6	5,598.8	4,189.6	5,598.8

See accompanying notes.

Notes to Interim Consolidated Financial Statements
for the three and nine months ended September 30, 2019 and 2018
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)

1.	Business Operations
Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

2.	Basis of Presentation
These interim consolidated financial statements of the company for the three and nine months ended September 30, 2019 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. Accordingly, certain information and disclosures typically included in annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s annual consolidated financial statements for the year ended December 31, 2018, which have been prepared in accordance with IFRS as issued by the IASB. These interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments, investment property and fair value through profit and loss (“FVTPL”) financial assets and liabilities that have been measured at fair value.
These interim consolidated financial statements were approved for issue by the company’s Board of Directors on October 31, 2019.

3.	Summary of Significant Accounting Policies
The principal accounting policies applied to the preparation of these interim consolidated financial statements are as set out in the company's annual consolidated financial statements for the year ended December 31, 2018, prepared in accordance with IFRS as issued by the IASB. Those policies and methods of computation have been consistently applied to all periods presented except as described below.

New accounting pronouncements adopted in 2019
IFRS 16 Leases ("IFRS 16")
IFRS 16 removes the distinction between finance and operating leases and recognizes substantially all leases on the balance sheet. On the transition date of January 1, 2019, the company recognized the following in its consolidated financial statements:

•
Lease liabilities of $1,495.4 in accounts payable and accrued liabilities on the consolidated balance sheet, inclusive of finance lease amounts under IAS 17 Leases ("IAS 17") that were carried forward;

•
Right-of-use assets of $1,037.2 in other assets on the consolidated balance sheet, inclusive of reclassification adjustments for prepaid and accrued lease payments, deferred tenant inducements and leased premises and equipment previously recognized separately on the consolidated balance sheet at December 31, 2018;

•	Finance lease receivables of $368.4 in other assets on the consolidated balance sheet; and

•	Net decreases to retained earnings of $4.2 and non-controlling interests of $3.1 in other net changes in capitalization in the consolidated statement of changes in equity.
As permitted by IFRS 16, comparative information for periods prior to the transition date have not been restated and continue to be reported in accordance with IAS 17 and IFRIC 4 Determining Whether an Arrangement Contains a Lease ("IFRIC 4").
On initial application of IFRS 16 the company applied the following permitted practical expedients: carried forward the assessment of which contracts contain leases as previously assessed under IAS 17 and IFRIC 4; accounted for operating leases under IAS 17 with a remaining lease term of less than 12 months as short-term leases; measured right-of-use assets at an amount equal to the related lease liabilities; excluded initial direct costs in the measurement of right-of-use assets; and used hindsight in determining the lease term where a contract contains options to extend or terminate the lease.
Lease liabilities for leases previously classified as operating leases under IAS 17 and with remaining terms of greater than 12 months at the transition date were measured at the present value of the lease payments over the remaining lease term, discounted at the company’s incremental borrowing rate. Right-of-use assets for those leases were measured as the amount of the lease liabilities, adjusted by any prepaid or accrued lease payments and deferred tenant inducements reclassified from the consolidated balance sheet at December 31, 2018. Asset and liability balances for leases classified as finance leases under IAS 17 were carried forward under IFRS 16 and reclassified as right-of-use assets and lease liabilities, respectively.
Sub-leases previously classified as operating leases under IAS 17 were reassessed at the transition date. Those sub-leases classified as finance leases under IFRS 16 were accounted for as new finance leases entered into on the transition date.

Presented in the table below are details of the lease commitments and obligations included in the company’s consolidated financial statements for the year ended December 31, 2018, compared to the lease liabilities, right-of-use assets and finance lease receivables recognized on initial application of IFRS 16 at January 1, 2019:

	Insurance and reinsurance companies	Non-insurance companies	Total

Operating lease commitments at December 31, 2018	540.2	1,103.5	1,643.7
Adjustments for:
Short-term and low value leases	(2.0)	(20.7)	(22.7)
Extension and termination options	32.3	106.5	138.8
Lease commitments to be recognized under IFRS 16	570.5	1,189.3	1,759.8
Incremental borrowing rate (weighted average)	4.2%	5.1%	4.8%

Present value of lease commitments recognized under IFRS 16	454.4	992.4	1,446.8
Finance lease obligations at December 31, 2018 and other	0.8	47.8	48.6
Lease liabilities at January 1, 2019	455.2	1,040.2	1,495.4

Right-of-use assets at January 1, 2019	424.3	612.9	1,037.2

Finance lease receivables at January 1, 2019	5.3	363.1	368.4

The company's lease liabilities, right-of-use assets and finance lease receivables at January 1, 2019 related predominantly to premises.

Plan Amendment, Curtailment or Settlement (Amendments to IAS 19)
The amendments to IAS 19 Employee Benefits clarify the calculation of current service cost and net interest for the remainder of an annual period when a plan amendment, curtailment or settlement occurs, and are effective for such changes to the company's defined benefit pension and post retirement plans occurring on or after January 1, 2019. Adoption of these amendments on January 1, 2019 did not have a significant impact on the company's consolidated financial statements.

IFRIC Interpretation 23 Uncertainty over Income Tax Treatments ("IFRIC 23")
IFRIC 23 clarifies how IAS 12 Income Taxes should be applied when there is uncertainty over income tax treatments. Adoption of IFRIC 23 on January 1, 2019 did not have a significant impact on the company's consolidated financial statements.

IFRS Annual Improvements 2015-2017
The Annual Improvements amended IAS 12 Income Taxes to clarify that the income tax consequences (if any) of dividend distributions are recognized at the same time as the liability to pay those dividends, and that the income tax consequences are recorded in profit or loss, other comprehensive income, or in equity, according to where the past transactions or events that generated those distributable profits were recorded. Adoption of this amendment on January 1, 2019 did not have a significant impact on the company's consolidated financial statements.

Leases (policy applicable from January 1, 2019)
Lessees
The company, primarily through its non-insurance companies, is a lessee under various leases related principally to premises, automobiles and equipment.
A right-of-use asset and a lease liability are recognized at the commencement date of a lease. Right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made before the commencement date, and any initial direct costs incurred. Lease liabilities are initially measured at the present value of lease payments, discounted using the interest rate implicit in the lease, or if that rate cannot be readily determined, the company’s incremental borrowing rate. The company typically uses its incremental borrowing rate. Right-of-use assets are included in other assets and lease liabilities are included in accounts payable and accrued liabilities on the consolidated balance sheet.
Subsequent to initial recognition, right-of-use assets are depreciated using the straight-line method over the shorter of the lease term and the right-of-use asset's useful life, with depreciation expense recorded as operating expenses or other expenses in the consolidated statement of earnings, and lease liabilities are measured at amortized cost using the effective interest method, with accretion of lease liabilities recorded as interest expense in the consolidated statement of earnings. Each lease payment is allocated between principal and interest expense to produce a constant periodic rate of interest on the remaining balance of the lease liability. The interest and principal portions of cash payments on lease liabilities are reported as operating activities and financing activities respectively in the consolidated statement of cash flows.
Right-of-use assets and lease liabilities are not recognized for short-term leases that have a lease term of twelve months or less, or for low value leases, which principally relate to office equipment, furniture and fixtures. Payments for short-term and low value leases are recorded on a straight-line basis over the lease term in the consolidated statement of earnings and reported as operating activities in the consolidated statement of cash flows.

Lessors
The company, primarily through its non-insurance companies, holds certain head leases where it acts as an intermediate lessor in a sub-lease. Interests in head leases and sub-leases are accounted for separately.
Classification of a sub-lease is determined with reference to the right-of-use asset arising from the head lease, and not with reference to the underlying leased asset. If substantially all of the risk and rewards of ownership of the right-of-use asset are transferred, then the sub-lease is classified as a finance lease, where the right-of-use asset is derecognized, a finance lease receivable is recorded, representing the present value of future lease payments to be received, and any difference is recorded in the consolidated statement of earnings. Finance lease receivables are included within other assets on the consolidated balance sheet.
Sub-leases classified as operating leases do not result in any change to the amounts initially recognized on the head lease. Payments received from operating leases are recorded on a straight-line basis over the lease term as other revenue in the consolidated statement of earnings.

Operating leases (policy applicable prior to January 1, 2019)
The company and its subsidiaries are lessees under various operating leases related primarily to premises, automobiles and equipment. Payments made under an operating lease, net of any incentives received from the lessor, are recorded as an expense on a straight-line basis over the lease term in operating expenses or other expenses in the consolidated statement of earnings.

Comparatives
Certain prior year comparatives have been reclassified to conform with the current year’s presentation.
Insurance contract payables is a new line on the consolidated balance sheet, comprised of certain insurance related amounts previously included in accounts payable and accrued liabilities. Income taxes payable and funds withheld payable to reinsurers were previously presented as separate lines on the consolidated balance sheet, and are now included within accounts payable and accrued liabilities and insurance contract payables respectively. The company believes these reclassifications provide a better distinction between payables related to insurance and reinsurance contracts and those related to other aspects of the company's operations including investments, non-insurance companies, leases, and administration.

December 31, 2018
Insurance contract payables
Amounts previously included in accounts payable and accrued liabilities:
Payable to reinsurers	576.4
Ceded deferred premium acquisition costs	254.8
Amounts payable to agents and brokers	93.8
Accrued commissions	87.3
Accrued premium taxes	74.6
Other insurance contract payables	241.9
1,328.8
Funds withheld payable to reinsurers (previously presented separately on the consolidated balance sheet)	674.3
Insurance contract payables as presented on the consolidated balance sheet	2,003.1

Accounts payable and accrued liabilities
Accounts payable and accrued liabilities as previously presented on the consolidated balance sheet	4,268.7
Amounts reclassified to insurance contract payables	(1,328.8)
Income taxes payable (previously presented separately on the consolidated balance sheet)	80.1
Accounts payable and accrued liabilities as presented on the consolidated balance sheet	3,020.0

Total liabilities as presented on the consolidated balance sheet	47,006.9

4.	Critical Accounting Estimates and Judgments
In the preparation of the company's interim consolidated financial statements, management has made a number of critical estimates and judgments in the preparation of notes 5, 6, 8, 13, 14 and 15 in a manner consistent with those described in the company's annual consolidated financial statements for the year ended December 31, 2018.

5.	Cash and Investments
Holding company cash and investments, portfolio investments and short sale and derivative obligations are classified at FVTPL, except for investments in associates and other invested assets, and are shown in the table below:

	September 30, 2019	December 31, 2018
Holding company:
Cash and cash equivalents(1)	464.9	227.7
Short term investments	98.6	19.8
Bonds	410.9	503.4
Preferred stocks	4.6	4.5
Common stocks(2)	665.8	704.7
Derivatives (note 7)	48.8	75.6
	1,693.6	1,535.7
Assets pledged for short sale and derivative obligations:
Short term investments	8.2	13.7
Bonds	—	7.8
	8.2	21.5

Holding company cash and investments as presented in the consolidated balance sheet	1,701.8	1,557.2
Short sale and derivative obligations (note 7)	(2.8)	(6.6)
	1,699.0	1,550.6
Portfolio investments:
Cash and cash equivalents(1)	3,872.8	4,583.7
Short term investments	6,389.4	2,138.3
Bonds	16,683.1	19,256.4
Preferred stocks	221.2	260.1
Common stocks(2)	5,334.2	4,431.4
Investments in associates (note 6)	3,995.2	3,471.9
Derivatives (note 7)	159.4	229.8
Other invested assets(3)	525.5	333.8
	37,180.8	34,705.4
Assets pledged for short sale and derivative obligations:
Cash and cash equivalents (note 19)	—	3.0
Short term investments	38.5	36.8
Bonds	55.8	124.8
	94.3	164.6
Fairfax India cash, portfolio investments and investments in associates:
Cash and cash equivalents(1)	69.8	67.7
Bonds	423.3	576.4
Common stocks	358.9	158.5
Investments in associates (note 6)	1,213.5	1,103.0
	2,065.5	1,905.6
Fairfax Africa cash, portfolio investments and investments in associates:
Cash and cash equivalents (note 19)	129.4	231.9
Short term investments	73.9	38.7
Bonds	96.7	92.7
Common stocks	—	3.9
Investments in associates (note 6)	262.1	288.1
Derivatives (note 7)	1.9	2.0
	564.0	657.3

Portfolio investments as presented in the consolidated balance sheet	39,904.6	37,432.9
Short sale and derivative obligations (note 7)	(89.9)	(142.9)
	39,814.7	37,290.0

Total investments, net of short sale and derivative obligations	41,513.7	38,840.6

(1)	Includes aggregate restricted cash and cash equivalents at September 30, 2019 of $347.3 (December 31, 2018 - $577.1). See note 19.

(2)	Includes aggregate investments in limited partnerships of $2,114.3 and other funds of $157.2 at September 30, 2019 (December 31, 2018 - $2,055.8 and $150.3).

(3)	Comprised primarily of investment property carried at fair value.

Fixed Income Maturity Profile
Bonds are summarized by the earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At September 30, 2019 bonds containing call and put features represented $4,438.5 and $531.9 respectively (December 31, 2018 - $3,366.0 and $292.0) of the total fair value of bonds in the table below. The table below does not reflect the impact of the company's U.S. treasury bond forward contracts (described in note 7) with a notional amount of $846.0 at September 30, 2019 (December 31, 2018 - $471.9) that reduce the company's exposure to interest rate risk. The decrease in the company's holdings of bonds due in 1 year or less and due after 1 year through 5 years was primarily due to net sales and maturities of short-dated U.S. treasury bonds (net proceeds of $3,720.8) and the settlement of EXCO bonds for common shares (described in note 6), partially offset by net purchases of high quality U.S. corporate bonds (net purchases of $757.2) and purchases of other corporate bonds. Proceeds from net sales of U.S. treasury bonds were primarily reinvested into short term investments and common stocks.

	September 30, 2019		December 31, 2018
	Amortized cost(1)	Fair value(1)	Amortized cost(1)	Fair value(1)
Due in 1 year or less	7,703.6	7,864.0	9,610.5	9,606.5
Due after 1 year through 5 years	7,648.0	7,839.5	9,112.7	9,174.4
Due after 5 years through 10 years	826.8	842.4	808.4	802.7
Due after 10 years	972.1	1,123.9	956.9	977.9
	17,150.5	17,669.8	20,488.5	20,561.5

(1)	Includes bonds held by the holding company, Fairfax India and Fairfax Africa.

Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models with significant observable market information as inputs (Level 2) and valuation models with significant unobservable information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	September 30, 2019				December 31, 2018
	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents(1)	4,536.9	4,536.9	—	—	5,114.0	5,114.0	—	—

Short term investments:
Canadian government	412.7	412.7	—	—	198.9	198.9	—	—
Canadian provincials	699.4	699.4	—	—	171.6	171.6	—	—
U.S. treasury	4,268.7	4,268.7	—	—	758.5	758.5	—	—
Other government	816.8	617.6	199.2	—	814.7	692.4	122.3	—
Corporate and other	411.0	—	411.0	—	303.6	—	303.6	—
	6,608.6	5,998.4	610.2	—	2,247.3	1,821.4	425.9	—
Bonds:
Canadian government	699.1	—	699.1	—	964.7	—	964.7	—
Canadian provincials	3.1	—	3.1	—	51.9	—	51.9	—
U.S. treasury	6,798.9	—	6,798.9	—	10,464.0	—	10,464.0	—
U.S. states and municipalities	333.0	—	333.0	—	363.2	—	363.2	—
Other government	1,471.4	—	1,471.4	—	1,593.3	—	1,593.3	—
Corporate and other	8,364.3	—	6,636.9	1,727.4	7,124.4	—	5,131.5	1,992.9
	17,669.8	—	15,942.4	1,727.4	20,561.5	—	18,568.6	1,992.9
Preferred stocks:
Canadian	86.0	—	8.0	78.0	168.3	—	7.8	160.5
U.S.	5.0	—	—	5.0	5.0	—	—	5.0
Other	134.8	1.3	—	133.5	91.3	1.1	—	90.2
	225.8	1.3	8.0	216.5	264.6	1.1	7.8	255.7
Common stocks:
Canadian	711.4	492.7	102.1	116.6	873.3	669.6	96.0	107.7
U.S.	1,493.9	361.7	48.6	1,083.6	1,423.8	302.0	48.6	1,073.2
Other(2)	4,153.6	2,676.8	468.7	1,008.1	3,001.4	1,056.7	476.9	1,467.8
	6,358.9	3,531.2	619.4	2,208.3	5,298.5	2,028.3	621.5	2,648.7

Derivatives and other invested assets	735.6	—	65.0	670.6	641.2	—	164.3	476.9

Short sale and derivative obligations (note 7)	(92.7)	—	(92.7)	—	(149.5)	—	(149.3)	(0.2)

Holding company cash and investments and portfolio investments measured at fair value	36,042.9	14,067.8	17,152.3	4,822.8	33,977.6	8,964.8	19,638.8	5,374.0

	100.0%	39.0%	47.6%	13.4%	100.0%	26.4%	57.8%	15.8%

Investments in associates (note 6)(3)	5,260.2	1,941.9	33.8	3,284.5	5,223.1	2,344.9	36.9	2,841.3

(1)	Includes restricted cash and cash equivalents of $347.3 at September 30, 2019 (December 31, 2018 - $577.1). See note 19.

(2)
Includes other funds of $157.2 at September 30, 2019 (December 31, 2018 - $150.3) that are invested principally in fixed income securities and excluded when measuring the company's equity and equity-related exposure.

(3)	The carrying value of investments in associates is determined using the equity method of accounting so fair value is presented separately in the table above.
There were no significant changes to the valuation techniques and processes used at September 30, 2019 compared to those described in the Summary of Significant Accounting Policies in the company's consolidated financial statements for the year ended December 31, 2018.
Certain limited partnerships included in common stocks in the table above are classified as Level 3 because their net asset values are unobservable or because they contractually require greater than three months to liquidate or redeem. During the nine months ended September 30, 2019 and 2018 there were no significant transfers of financial instruments between Level 1 and Level 2.

Changes in the fair values of Level 3 financial assets and liabilities measured at FVTPL for the nine months ended September 30 were as follows:

	2019
	Private placement debt securities	Private company preferred stocks	Limited partnerships and other(1)	Private equity funds(1)	Common stocks	Derivatives and other invested assets		Total
Balance - January 1	1,992.9	255.7	1,810.7	170.0	668.0		476.7	5,374.0
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	(166.4)	19.8	100.2	(0.7)	127.9		118.0	198.8
Purchases	256.0	48.2	160.6	—	11.3		184.3	660.4
Transfer out of category	—	—	(39.0)	—	(574.3)	(2)	—	(613.3)
Sales and distributions	(367.7)	(108.7)	(173.6)	(10.0)	(47.6)		(109.2)	(816.8)
Unrealized foreign currency translation gains on foreign operations included in other comprehensive income	12.6	1.5	0.8	2.2	1.8		0.8	19.7
Balance - September 30	1,727.4	216.5	1,859.7	161.5	187.1		670.6	4,822.8

	2018
	Private placement debt securities	Private company preferred stocks	Limited partnerships and other(1)	Private equity funds(1)	Common stocks	Derivatives and other invested assets		Total
Balance - January 1	1,941.1	283.2	1,598.7	170.5	202.2		177.6	4,373.3
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	42.7	(9.7)	176.9	9.7	(68.5)		(19.8)	131.3
Purchases	321.5	46.0	324.7	2.6	1.5		284.2	980.5
Transfer into category	—	—	—	—	549.0	(2)	—	549.0
Sales and distributions	(68.0)	(20.2)	(243.9)	(4.0)	(3.6)		—	(339.7)
Unrealized foreign currency translation losses on foreign operations included in other comprehensive income	(54.7)	(1.8)	(4.0)	(3.6)	(7.4)		(9.1)	(80.6)
Balance - September 30	2,182.6	297.5	1,852.4	175.2	673.2		432.9	5,613.8

(1)	Included within common stocks in the fair value hierarchy table presented on the previous page and in the consolidated balance sheet.

(2)
During the first nine months of 2019 the company's investment in ICICI Lombard common stock was transferred from Level 3 to Level 1 as the Indian regulatory selling restriction placed on the company's holdings was removed. Accordingly, the company ceased applying a discount for lack of marketability (an unobservable key valuation input) to the traded market price of those holdings, which had previously been transferred from Level 1 to Level 3 during the nine months ended September 30, 2018.

Reasonably possible changes in the value of unobservable inputs for any of the individual investments within the categories in the table above would not significantly change the fair value of investments classified as Level 3 in the fair value hierarchy.

Net gains (losses) on investments

	Third quarter
	2019					2018
	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments

Bonds	14.3		27.4		41.7	44.1		27.1		71.2
Preferred stocks	—		(4.2)		(4.2)	5.1		1.3		6.4
Common stocks	166.4	(1)	(125.4)	(1)	41.0	35.5		(43.3)		(7.8)
	180.7		(102.2)		78.5	84.7		(14.9)		69.8
Derivatives:
Common stock and equity index short positions	(6.1)	(2)	(9.2)		(15.3)	(5.9)	(2)	100.1		94.2
Common stock and equity index long positions	8.2	(2)	(16.4)		(8.2)	39.1	(2)	(17.0)		22.1
Equity warrant forward contracts	3.6		(8.4)		(4.8)	75.4	(3)	(162.4)	(3)	(87.0)
Equity warrants and call options	—		7.7		7.7	(17.0)		8.0		(9.0)
CPI-linked derivatives	—		13.1		13.1	—		(1.8)		(1.8)
U.S. treasury bond forwards	(73.4)		23.3		(50.1)	(6.6)		25.6		19.0
Other	—		(24.9)		(24.9)	0.1		4.9	(3)	5.0
	(67.7)		(14.8)		(82.5)	85.1		(42.6)		42.5
Foreign currency net gains (losses) on:
Investing activities	5.0		(63.2)		(58.2)	6.6		(104.9)		(98.3)	(5)
Underwriting activities	2.8		—		2.8	15.1		—		15.1
Foreign currency contracts	(82.6)		47.2		(35.4)	(8.9)		1.1		(7.8)
	(74.8)		(16.0)		(90.8)	12.8		(103.8)		(91.0)

Gain on disposition of associates	0.8		—		0.8	17.6	(6)	—		17.6

Other	11.4		(14.1)		(2.7)	(0.9)		3.2		2.3

Net gains (losses) on investments	50.4		(147.1)		(96.7)	199.3		(158.1)		41.2

	First nine months
	2019					2018
	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments

Bonds	(264.6)	(4)	470.5	(4)	205.9	105.0		(267.7)		(162.7)
Preferred stocks	(23.4)		42.6		19.2	(21.9)		23.4		1.5
Common stocks	335.2	(1)	367.5	(1)	702.7	155.6		(62.1)		93.5
	47.2		880.6		927.8	238.7		(306.4)		(67.7)
Derivatives:
Common stock and equity index short positions	127.1	(2)	(15.4)		111.7	(4.7)	(2)	51.4		46.7
Common stock and equity index long positions	(53.5)	(2)	39.4		(14.1)	60.3	(2)	(22.5)		37.8
Equity warrant forward contracts	103.6	(3)	(38.4)	(3)	65.2	75.4	(3)	42.3	(3)	117.7
Equity warrants and call options	(4.7)		55.3		50.6	(15.1)		(22.2)		(37.3)
CPI-linked derivatives	—		4.4		4.4	—		(21.0)		(21.0)
U.S. treasury bond forwards	(147.8)		39.1		(108.7)	39.1		25.8		64.9
Other	23.0	(3)	(107.2)	(3)	(84.2)	0.1		23.6	(3)	23.7
	47.7		(22.8)		24.9	155.1		77.4		232.5
Foreign currency net gains (losses) on:
Investing activities	13.6		(55.3)		(41.7)	(34.6)		(184.5)		(219.1)	(5)
Underwriting activities	18.4		—		18.4	38.3		—		38.3
Foreign currency contracts	(46.6)		(10.1)		(56.7)	(26.1)		34.0		7.9
	(14.6)		(65.4)		(80.0)	(22.4)		(150.5)		(172.9)

Gain on disposition of associates	10.9		—		10.9	29.6	(6)	—		29.6

Gain on deconsolidation of subsidiary	171.3	(7)	—		171.3	889.9	(8)	—		889.9

Other	15.9		5.0		20.9	(1.8)		7.6		5.8

Net gains (losses) on investments	278.4		797.4		1,075.8	1,289.1		(371.9)		917.2

(1)
During the third quarter of 2019 the company sold a 5.0% equity interest in ICICI Lombard for gross proceeds of $361.4 and recorded net gains on investments in the third quarter and first nine months of 2019 of $39.5 and $114.0 (realized gains of $149.9, of which $110.4 and $35.9 were recorded as unrealized gains in prior quarters and prior years respectively). During the third quarter and first nine months of 2019 the company also recorded unrealized net gains on investments of $62.6 and $135.9 on its remaining 4.9% equity interest in ICICI Lombard. The aggregate net gain on investment of $102.1 recorded during the third quarter of 2019 primarily related to the removal of the discount for lack of marketability previously applied by the company to the traded market price of its ICICI Lombard common stock. Subsequent to September 30, 2019 the company sold its remaining 4.9% equity interest in ICICI Lombard for gross proceeds of $367.6 and will record in its consolidated financial reporting a net loss on investment of $9.9 in the fourth quarter of 2019 and a net gain on investment of $126.0 in the full year of 2019 (realized gains of $161.3, of which $171.2 and $35.3 were recorded as unrealized gains in prior quarters and prior years respectively).

(2)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle monthly or quarterly the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

(3)	Includes the Seaspan forward contracts described in note 6.

(4)
On June 28, 2019 EXCO emerged from bankruptcy protection and settled the company's EXCO bonds with common shares, resulting in the company recording a net loss on investment of $179.3 (realized losses of $296.3, of which $117.0 was recorded as unrealized losses in prior years). See note 6.

(5)	Foreign currency losses on investing activities in the third quarter and first nine months of 2018 primarily reflected depreciation of the Indian rupee and the Euro against the U.S. dollar.

(6)	During the third quarter of 2018 the company sold its equity accounted investment in Navacord Inc. for net proceeds of $58.8 (Cdn$76.3) and recorded a net realized gain of $17.6 (Cdn$22.7).

(7)	On May 17, 2019 the company deconsolidated Grivalia Properties upon its merger into Eurobank and recognized a non-cash gain of $171.3. See note 15.

(8)	On March 1, 2018 the company deconsolidated Quess upon it becoming a joint arrangement of Thomas Cook India and recognized a non-cash gain of $889.9.

6.	Investments in Associates
Investments in associates and joint arrangements were comprised as follows:

	September 30, 2019		December 31, 2018
	Fair value	Carrying value	Fair value	Carrying value
Associates and joint arrangements:
Insurance and reinsurance	701.5	686.3	700.7	554.0
Non-insurance(1)(2)(3)(4)(5)(6)	2,658.8	3,308.9	2,578.4	2,917.9
	3,360.3	3,995.2	3,279.1	3,471.9
Fairfax India associates(7)(8)(9)	1,589.8	1,213.5	1,639.7	1,103.0
Fairfax Africa associates(10)	310.1	262.1	304.3	288.1
	5,260.2	5,470.8	5,223.1	4,863.0

Non-insurance associates and joint arrangements

(1)
At September 30, 2019 the company's investment in Quess Corp Limited ("Quess") had a carrying value of $1,038.7 which exceeded its fair value of $477.2 as determined by the market price of Quess shares. The company performed a value-in-use analysis based on multi-year free cash flow projections, an after-tax discount rate of 13.1% and a long term growth rate of 6.0% (December 31, 2018 - 13.1% and 6.0%). Free cash flow projections were derived from financial projections prepared by management of Quess. The after-tax discount rate was considered representative of the cost of capital for Quess' industry peers as the company believes that over the long term Quess' risk profile and cost of capital will be comparable to its peers. A long term growth rate of 6.0% was considered reasonable relative to the historical real GDP growth rate in India. Other assumptions included in the value-in-use analysis were annual capital expenditures reverting to historical levels, working capital requirements being comparable to industry peers and reduced cash taxes payable in the next eight years through utilization of existing tax incentives. The company's investment in Quess was not considered to be impaired as its recoverable amount (higher of fair value and value-in-use) exceeded its carrying value.

(2)
On June 28, 2019 EXCO Resources Inc. ("EXCO") emerged from bankruptcy protection and settled the company's investment in EXCO bonds with newly issued common shares that had a fair value of $220.9 and represented a 42.8% equity interest in EXCO. The company derecognized its EXCO bonds and recorded a net loss on investment of $179.3 (realized losses of $296.3, of which $117.0 was recorded as unrealized losses in prior years), and applied the equity method of accounting to its investment in EXCO common shares.

(3)	On May 17, 2019 the company deconsolidated Grivalia Properties, which included Grivalia Properties' investments in associates with a carrying value of $68.5. See note 15.

(4)
On January 15, 2019 the company fulfilled its commitment to Seaspan Corporation ("Seaspan") to purchase Tranche 2 warrants and debentures for aggregate cash consideration of $250.0. The Tranche 2 warrants were then immediately exercised to acquire 38.5 million Seaspan Class A common shares for an additional $250.0. On derecognition of its forward commitments to invest in the Tranche 2 warrants and debentures, the company recorded a net gain on investment of $63.5 (realized gains of $107.6, of which $44.1 was recorded as unrealized gains in 2018), primarily related to the appreciation of Seaspan's Class A common share price over the commitment period.

The total cost of the company's investment in Seaspan is set out in the following table:

Financial instruments acquired	Date	Total investment
Tranche 1 debentures and warrants	February 14, 2018	250.0
Class A common shares and $8.05 warrants through early exercise of Tranche 1 warrants	July 16, 2018	250.0
Tranche 2 debentures and warrants	January 15, 2019	250.0
Class A common shares through early exercise of Tranche 2 warrants	January 15, 2019	250.0
		1,000.0
During the first nine months of 2019 the company recorded share of profit of Seaspan of $96.7, principally reflecting Seaspan's gain of $227.0 related to the modification of charter arrangements with one of its largest customers.

(5)
During the first nine months of 2019 the company recorded share of profit of a KWF LP of $57.0 (€53.6) related to the sale of investment property in Dublin, Ireland. The KWF LP was subsequently liquidated and its carrying value reduced to nil when the company received final cash distributions of $169.4 (€150.0).

(6)
During the first nine months of 2019 the company recognized distributions and dividends of $621.1 (2018 - $121.3) from its non-insurance associates and joint arrangements, inclusive of the non-cash spin off distributions by IIFL Holdings as described in footnote (7), and the cash distribution received from the liquidation of a KWF LP as described in footnote (5).

Fairfax India associates

(7)
On May 31, 2019 IIFL Holdings Limited ("IIFL Holdings") spun off its wholly-owned subsidiary IIFL Securities Limited ("IIFL Securities", comprised of investment brokerage, distribution and investment banking businesses) and its 53.3% equity interest in its subsidiary IIFL Wealth Management Limited ("IIFL Wealth", comprised of wealth, asset management and alternative investment fund businesses) in a non-cash transaction. IIFL Holdings was renamed IIFL Finance Limited ("IIFL Finance", comprised of loans and mortgages businesses) and continues to be publicly listed. The company recorded share of profit of IIFL Holdings of $172.9, reflecting its share of a gain at IIFL Holdings from the spin off distributions, and recorded its initial investments in IIFL Wealth and IIFL Securities at their fair values of $255.6 and $121.9. Subsequently, the company applied the equity method of accounting to its 35.4% equity interest in each of IIFL Finance and IIFL Securities, and recorded its 19.0% equity interest in IIFL Wealth at FVTPL. The shares of IIFL Wealth and IIFL Securities were listed on the Bombay Stock Exchange and National Stock Exchange of India in September of 2019.

(8)
During the first nine months of 2019 Fairfax India acquired a 48.5% equity interest in Seven Islands Shipping Limited ("Seven Islands") for $83.8 (5.8 billion Indian rupees). Seven Islands is a private shipping company headquartered in Mumbai, India that transports products along the Indian coast and in international waters.

(9)
During the first nine months of 2019 Fairfax India increased its equity interest in CSB Bank Limited ("CSB Bank", formerly The Catholic Syrian Bank Limited) to 50.1% for cash consideration of $80.9. The company continues to apply the equity method of accounting to its investment in CSB Bank primarily because of extensive government regulation of the banking sector in India, including restricted board representation and shareholders being limited to 26.0% of available voting rights. CSB Bank, established in 1920, is a private company headquartered in Thrissur, India, offering banking services through branches and automated teller machines across India.

Fairfax Africa associates

(10)
On January 4, 2019 Fairfax Africa acquired de facto control of Consolidated Infrastructure Group Limited ("CIG") and commenced consolidating CIG, which included CIG's investments in associates with a fair value of $51.9. See note 15.

7.	Short Sales and Derivatives
The following table summarizes the company’s derivative financial instruments:

	September 30, 2019				December 31, 2018
	Notional amount	Cost	Fair value		Notional amount	Cost	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity derivatives:
Equity total return swaps – short positions	212.9	—	0.9	7.6	414.4	—	22.3	13.4
Equity total return swaps – long positions	371.7	—	2.4	9.8	390.3	—	4.8	51.7
Equity warrants and call options	521.9	114.3	126.2	—	652.9	123.7	79.8	—
Equity warrant forward contracts(1)	—	—	—	—	316.6	—	38.4	—
CPI-linked derivatives	111,932.9	671.1	18.0	—	114,426.4	668.9	24.9	—
U.S. treasury bond forwards	846.0	—	10.4	1.7	471.9	—	—	30.4
Foreign currency forward contracts	—	0.7	24.4	17.8	—	—	71.3	53.7
Foreign currency options	—	102.4	13.5	—	—	48.3	44.9	—
Other derivatives(1)(2)	—	16.0	14.3	55.8	—	—	21.0	0.3
Total			210.1	92.7			307.4	149.5

(1)	Includes the Seaspan forward contracts at December 31, 2018 as described in note 6.

(2)
During the first nine months of 2019 the company consolidated AGT (described in note 15) which included AGT's cross-currency interest rate swap liabilities with a fair value of $53.7 at September 30, 2019.

Derivative contracts entered into by the company, with limited exceptions, are considered investments or economic hedges and are not designated as hedges for financial reporting.
Equity contracts
The company may maintain short equity and equity index total return swaps for investment purposes that provide a return which is inverse to changes in the fair values of the underlying equity indexes and certain individual equities. During the third quarter and first nine months of 2019 the company paid net cash of $6.1 and received net cash of $127.1 (2018 - paid net cash of $5.9 and $4.7) in connection with the reset provisions of its short equity and equity index total return swaps (excluding the impact of collateral requirements). During the first nine months of 2019 the company closed out $89.9 notional amount of its short equity total return swaps and recorded a net gain on investment of $30.3 (realized losses of $7.9, of which $38.2 was recorded as unrealized losses in prior years).

At September 30, 2019 the company held long equity total return swaps on individual equities for investment purposes with an original notional amount of $501.5 (December 31, 2018 - $501.5). During the third quarter and first nine months of 2019 the company received net cash of $8.2 and paid net cash of $53.5 (2018 - received net cash of $39.1 and $60.3) in connection with the reset provisions of its long equity total return swaps (excluding the impact of collateral requirements), and did not initiate or close out any long equity total return swaps.
At September 30, 2019 the aggregate fair value of the collateral deposited for the benefit of derivative counterparties included in holding company cash and investments and in assets pledged for short sale and derivative obligations was $102.5 (December 31, 2018 - $186.1), comprised of collateral of $78.6 (December 31, 2018 - $126.1) required to be deposited to enter into such derivative contracts (principally related to total return swaps) and $23.9 (December 31, 2018 - $60.0) securing amounts owed to counterparties to the company's derivative contracts arising in respect of changes in the fair values of those derivative contracts since the most recent reset date.
CPI-linked derivative contracts
The company has entered into derivative contracts referenced to consumer price indexes (“CPI”) of the geographic regions in which it operates that serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At September 30, 2019 the company held CPI-linked derivative contracts with a fair value of $18.0 (December 31, 2018 - $24.9), notional amount of $111.9 billion (December 31, 2018 - $114.4 billion) and weighted average term until expiry of 2.9 years (December 31, 2018 - 3.6 years).
The company’s CPI-linked derivative contracts produced net unrealized gains of $13.1 and $4.4 in the third quarter and first nine months of 2019 (2018 - net unrealized losses of $1.8 and $21.0). Net unrealized gains (losses) on CPI-linked derivative contracts typically reflect the market's expectation of decreases (increases) in the values of the CPI indexes underlying those contracts at their respective maturities (the contracts benefit the company during periods of decreasing CPI index values).
U.S. treasury bond forward contracts
To reduce its exposure to interest rate risk (primarily exposure to long dated U.S. treasury bonds, U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long dated U.S. treasury bonds with a notional amount of $846.0 at September 30, 2019 (December 31, 2018 - $471.9). These contracts have an average term to maturity of less than three months and may be renewed at market rates.
Foreign currency forward contracts
Long and short foreign currency forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage certain foreign currency exposures arising from the company's foreign currency denominated transactions. These contracts have an average term to maturity of less than one year and may be renewed at market rates.
Counterparty collateral
The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Collateral deposited for the benefit of the company at September 30, 2019 consisted of cash of $31.4 and government securities of $24.6 (December 31, 2018 - $1.1 and $18.3). On the consolidated balance sheet the cash collateral is recognized within subsidiary cash and short term investments and a corresponding liability is recognized within accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at September 30, 2019. See note 16 for details of the company's counterparty risk and the management thereof.

8.	Insurance Contract Liabilities

	September 30, 2019			December 31, 2018
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	7,192.7	1,541.5	5,651.2	6,272.2	1,290.8	4,981.4
Provision for losses and loss adjustment expenses	29,469.3	6,349.9	23,119.4	29,081.7	6,459.1	22,622.6
Insurance contract liabilities	36,662.0	7,891.4	28,770.6	35,353.9	7,749.9	27,604.0
Provision for losses and loss adjustment expenses
Changes in the provision for losses and loss adjustment expenses for the nine months ended September 30 were as follows:

	2019	2018
Provision for losses and loss adjustment expenses – January 1	29,081.7	28,610.8
Decrease in estimated losses and expenses for claims occurring in the prior years	(67.8)	(164.8)
Losses and expenses for claims occurring in the current year(1)	8,353.3	7,351.0
Paid on claims occurring during:
the current year	(1,661.5)	(1,391.4)
the prior years	(5,985.8)	(5,848.6)
Acquisitions of subsidiaries (note 15)	14.3	11.4
Foreign exchange effect and other	(264.9)	(574.4)
Provision for losses and loss adjustment expenses – September 30	29,469.3	27,994.0

(1)
Effective January 1, 2019 European Run-off's Syndicate 3500 reinsured a portfolio of business predominantly comprised of casualty (principally employers' liability and public liability), professional indemnity, property, marine and aviation exposures relating to accident years 2018 and prior. Pursuant to this transaction European Run-off assumed net insurance contract liabilities of $556.8 for consideration of $561.5.

9.	Reinsurance
Reinsurers’ share of insurance contract liabilities was comprised as follows:

	September 30, 2019			December 31, 2018
	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers
Provision for losses and loss adjustment expenses	6,370.8	(20.9)	6,349.9	6,482.3	(23.2)	6,459.1
Reinsurers’ share of paid losses	961.4	(137.5)	823.9	792.6	(141.6)	651.0
Provision for unearned premiums	1,541.5	—	1,541.5	1,290.8	—	1,290.8
	8,873.7	(158.4)	8,715.3	8,565.7	(164.8)	8,400.9
Included in commissions, net in the consolidated statement of earnings for the third quarter and first nine months of 2019 is commission income earned on premiums ceded to reinsurers of $182.0 and $484.1 (2018 - $165.1 and $416.3).

10.	Borrowings

	September 30, 2019			December 31, 2018
	Principal	Carrying value(1)	Fair value(2)	Principal	Carrying value(1)	Fair value(2)

Holding company	4,580.2	4,547.7	4,903.7	3,893.7	3,859.5	3,963.6
Insurance and reinsurance companies	1,090.6	1,101.0	1,115.1	983.0	995.7	978.5
Non-insurance companies(3)	2,144.5	2,134.2	2,138.4	1,629.7	1,625.2	1,628.0
Total borrowings	7,815.3	7,782.9	8,157.2	6,506.4	6,480.4	6,570.1

(1)	Principal net of unamortized issue costs and discounts (premiums).

(2)	Based principally on quoted market prices with the remainder based on discounted cash flow models using market observable inputs (Levels 1 and 2 respectively in the fair value hierarchy).

(3)	These borrowings are non-recourse to the holding company.

Interest expense in the third quarter and first nine months of 2019 was comprised of interest expense on borrowings of $102.3 and $304.2 (2018 - $84.8 and $259.9) and interest expense on accretion of lease liabilities of $19.2 and $50.8 (2018 - nil and nil). The adoption of IFRS 16 is described in note 3.

On July 15, 2019 the company redeemed its remaining Cdn$395.6 principal amount of 6.40% unsecured senior notes due May 25, 2021 for cash consideration of $329.1 (Cdn$429.0) including accrued interest, and recognized a loss on repurchase of long term debt of $23.7 (Cdn$30.7).
On June 28, 2019 Fairfax India extended its $550.0 principal amount floating rate term loan for one year (with a one year extension option) and entered into a $50.0 revolving credit facility that was fully drawn at September 30, 2019.

On June 14, 2019 the company completed an offering of Cdn$500.0 principal amount of 4.23% unsecured senior notes due June 14, 2029 at an issue price of 99.952 for net proceeds after discount, commissions and expenses of $371.5 (Cdn$497.3). Commissions and expenses of $1.9 (Cdn$2.5) were included in the carrying value of the notes. On July 15, 2019 the company designated these senior notes as a hedge of a portion of its net investment in Canadian subsidiaries.

During the first nine months of 2019 Brit borrowed an additional $114.1 on its revolving credit facility.

On February 7, 2019 the company completed an offering of $85.0 principal amount of 4.142% unsecured senior notes due February 7, 2024 at an issue price of 100.0 for net proceeds of $85.0. Commissions and expenses of $0.6 were reimbursed to the company by the sole purchaser of the notes.
Credit Facility - Holding Company

There was $500.0 borrowed on the company's credit facility at September 30, 2019 (December 31, 2018 - nil). Subsequent to September 30, 2019 the company repaid $250.0 on its credit facility.

11.	Total Equity
Equity attributable to shareholders of Fairfax
Common stock
The number of shares outstanding was as follows:

	2019	2018
Subordinate voting shares – January 1	26,489,177	27,002,303
Purchases for cancellation	(249,361)	(135,318)
Treasury shares acquired	(228,496)	(317,623)
Treasury shares reissued	59,967	76,071
Subordinate voting shares – September 30	26,071,287	26,625,433
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in multiple and subordinate voting shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – September 30	26,820,057	27,374,203

The company did not purchase any subordinate voting shares for cancellation during the third quarter of 2019. During the first nine months of 2019 the company purchased for cancellation 249,361 subordinate voting shares under the terms of its normal course issuer bid at a cost of $118.0, of which $56.2 was charged to retained earnings. During the third quarter and first nine months of 2018 the company purchased for cancellation 15,318 and 135,318 subordinate voting shares under the terms of its normal course issuer bid at a cost of $8.4 and $70.1, of which $4.6 and $36.6 was charged to retained earnings.

During the third quarter and first nine months of 2019 the company purchased for treasury 65,815 and 228,496 (2018 - 84,304 and 317,623) subordinate voting shares on the open market at a cost of $29.8 and $104.3 (2018 - $47.5 and $169.8) for use in its share-based payment awards. During the first quarter of 2019 the company granted long term incentive options, becoming exercisable only after 15 years, at the exercise price of Cdn$650.00 per share to 24 of its employees on an aggregate of 103,079 previously issued subordinate voting shares of the company purchased on the open market.

Non-controlling interests

						Net earnings (loss) attributable to non-controlling interests
		September 30, 2019		December 31, 2018		Third quarter ended September 30,		Nine months ended September 30,
Subsidiary	Domicile	Non-controlling interest voting percentage	Carrying value	Non-controlling interest voting percentage	Carrying value	2019	2018	2019	2018
Allied World(1)	Bermuda	32.2%	1,224.0	32.2%	1,196.6	13.2	9.6	65.7	29.7
Fairfax India(2)	Canada	6.2%	1,156.6	6.2%	1,095.4	16.5	19.4	87.6	37.0
Recipe(3)	Canada	42.4%	441.3	43.1%	494.3	3.7	9.2	19.1	26.6
Thomas Cook India(4)	India	33.1%	427.8	33.1%	434.5	(0.7)	(7.1)	(0.8)	287.1
Fairfax Africa	Canada	1.5%	210.7	1.7%	267.2	(26.6)	(1.7)	(48.9)	0.6
Brit(5)	U.K.	10.7%	190.7	11.1%	181.9	(0.6)	(0.8)	9.9	8.2
Grivalia Properties(6)	Greece	—	—	47.3%	473.1	—	6.3	8.5	23.3
All other(7)	—	—	238.1	—	107.4	0.3	8.1	(4.7)	5.0
			3,889.2		4,250.4	5.8	43.0	136.4	417.5

(1)
On April 29, 2019 Allied World paid a dividend of $126.4 to its minority shareholders (OMERS, AIMCo and others). During the third quarter of 2019 Allied World redomesticated from Switzerland to Bermuda.

(2)
Net earnings attributable to non-controlling interests of Fairfax India in the first nine months of 2019 primarily reflected the non-controlling interests' 66.2% share of Fairfax India's share of a spin off distribution gain at IIFL Holdings on May 31, 2019. See note 6.

(3)
The decrease in the carrying value of Recipe's non-controlling interests during the first nine months of 2019 primarily reflected Recipe's purchase of its common shares for cancellation ($85.3), partially offset by the non-controlling interests' share of Recipe's net earnings ($19.1).

(4)
Net earnings attributable to non-controlling interests of Thomas Cook India in the first nine months of 2018 primarily reflected the non-controlling interests' 33.0% share of a non-cash re-measurement gain of $889.9 from the deconsolidation of Quess on March 1, 2018.

(5)	On April 29, 2019 Brit paid a dividend of $20.6 to its minority shareholder (OMERS).

(6)	On May 17, 2019 the company deconsolidated Grivalia Properties upon the merger of Grivalia Properties into Eurobank. See note 15.

(7)	The increase in carrying value at September 30, 2019 compared to December 31, 2018 primarily related to the consolidation of AGT. See note 15.

Non-controlling interest voting percentages were consistent with economic ownership for each subsidiary at September 30, 2019 except for Fairfax India, Recipe and Fairfax Africa whose non-controlling interest economic ownership percentages were 66.2%, 54.6% and 38.1% respectively.

12.	Earnings per Share
Net earnings per common share is calculated in the following table based upon the weighted average common shares outstanding:

	Third quarter		First nine months
	2019	2018	2019	2018
Net earnings attributable to shareholders of Fairfax	68.6	106.2	1,332.1	853.6
Preferred share dividends	(11.4)	(11.4)	(34.2)	(33.8)
Net earnings attributable to common shareholders – basic and diluted	57.2	94.8	1,297.9	819.8

Weighted average common shares outstanding – basic	26,850,937	27,418,608	26,926,461	27,565,536
Share-based payment awards	1,196,581	938,565	1,150,737	873,673
Weighted average common shares outstanding – diluted	28,047,518	28,357,173	28,077,198	28,439,209

Net earnings per common share – basic	$2.13	$3.46	$48.20	$29.74
Net earnings per common share – diluted	$2.04	$3.34	$46.23	$28.83

13.	Income Taxes
The company’s provision for (recovery of) income taxes for the three and nine months ended September 30 was comprised as follows:

	Third quarter		First nine months
	2019	2018	2019	2018
Current income tax
Current year expense	45.4	51.7	139.9	106.7
Adjustments to prior years’ income taxes	1.2	14.1	5.0	9.9
	46.6	65.8	144.9	116.6
Deferred income tax
Origination and reversal of temporary differences	(47.4)	7.0	173.8	27.6
Adjustments to prior years' deferred income taxes	(2.1)	1.8	6.7	(3.4)
Other	(1.6)	(3.6)	(0.3)	(1.1)
	(51.1)	5.2	180.2	23.1

Provision for (recovery of) income taxes	(4.5)	71.0	325.1	139.7

A significant portion of the company's earnings (loss) before income taxes may be earned or incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differ from the Canadian statutory income tax rate (and may be significantly higher or lower). The company’s earnings (loss) before income taxes by jurisdiction and the associated provision for (recovery of) income taxes for the three and nine months ended September 30 were as follows:

	Third quarter
	2019					2018
	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total

Earnings (loss) before income taxes	(89.5)	42.5	(18.4)	135.3	69.9	(11.7)	155.1	(23.8)	100.6	220.2
Provision for (recovery of) income taxes	1.5	8.4	(5.8)	(8.6)	(4.5)	14.8	32.3	(6.7)	30.6	71.0
Net earnings (loss)	(91.0)	34.1	(12.6)	143.9	74.4	(26.5)	122.8	(17.1)	70.0	149.2

	First nine months
	2019					2018
	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total

Earnings before income taxes	119.4	961.6	123.8	588.8	1,793.6	33.3	366.6	7.7	1,003.2	1,410.8
Provision for (recovery of) income taxes	64.1	208.3	5.5	47.2	325.1	26.4	73.8	(12.3)	51.8	139.7
Net earnings	55.3	753.3	118.3	541.6	1,468.5	6.9	292.8	20.0	951.4	1,271.1

(1)	Includes Fairfax India and Fairfax Africa.

(2)
Principally comprised of Crum & Forster, Zenith National, Odyssey Group (notwithstanding that certain operations of Odyssey Group conduct business outside of the U.S.), U.S. Run-off and other associated holding company results.

(3)	Principally comprised of Brit, European Run-off and other associated holding company results.

(4)
Includes companies in India, Asia, Europe (excluding the U.K.) and Allied World (notwithstanding that certain operations of Allied World conduct business in the U.S. and the U.K., the majority of Allied World's net earnings (loss) is sourced from its Bermuda operations).

The decrease in pre-tax profitability in Canada and the U.S. in the third quarter of 2019 compared to the third quarter of 2018 primarily reflected weaker investment performance, while the increase in pre-tax profitability in the U.K. and Other primarily reflected improved underwriting results and non-insurance income. The increase in pre-tax profitability in Canada, the U.S. and the U.K. in the first nine months of 2019 compared to the first nine months of 2018 primarily reflected improvements in investment performance. The decrease in pre-tax profitability of Other in the first nine months of 2019 compared to the first nine months of 2018 reflected the non-cash gain on deconsolidation of Quess on March 1, 2018, partially offset by improvements in investment performance.
Reconciliations of the provision for income taxes calculated at the Canadian statutory income tax rate to the provision for (recovery of) income taxes at the effective tax rate for the three and nine months ended September 30 are presented in the following table:

	Third quarter		First nine months
	2019	2018	2019	2018

Canadian statutory income tax rate	26.5%	26.5%	26.5%	26.5%

Provision for income taxes at the Canadian statutory income tax rate	18.5	58.2	475.3	373.7
Non-taxable investment income	(45.9)	(26.2)	(113.5)	(259.7)
Tax rate differential on income and losses outside Canada	(35.5)	(57.4)	(158.1)	(102.0)
Change in unrecorded tax benefit of losses and temporary differences	41.0	58.9	64.3	59.5
Provision (recovery) relating to prior years	(0.9)	16.7	11.7	6.5
Foreign exchange effect	(2.4)	5.3	(10.3)	18.6
Change in tax rate for deferred income taxes	(11.9)	0.1	(13.6)	2.3
United States base erosion minimum tax	14.5	6.2	35.7	15.5
Other including permanent differences	18.1	9.2	33.6	25.3
Provision for (recovery of) income taxes	(4.5)	71.0	325.1	139.7
Non-taxable investment income is principally comprised of dividend income, non-taxable interest income and long term capital gains, and the 50% of net capital gains which are not taxable in Canada. The income tax rate benefit associated with non-taxable investment income of $259.7 in the first nine months of 2018 principally reflected the impact of the non-cash gain on the deconsolidation of Quess (income tax rate benefit of $235.8 in India).
The tax rate differential on income and losses outside Canada of $35.5 and $158.1 in the third quarter and first nine months of 2019 principally related to income taxed at lower rates in the U.S., Fairfax India, Brit and Allied World. The tax rate differential on income and losses outside Canada of $57.4 and $102.0 in the third quarter and first nine months of 2018 principally related to income taxed at lower rates in the U.S and at Allied World and Fairfax India.
The change in unrecorded tax benefit of losses and temporary differences of $41.0 and $64.3 in the third quarter and first nine months of 2019 principally related to unrecorded deferred tax assets of $38.1 and $55.0 in Canada. The change in unrecorded tax benefit of losses and temporary differences of $58.9 and $59.5 in the third quarter and first nine months of 2018 principally related to unrecorded deferred tax assets of $46.9 and $38.8 in Canada.

14.	Contingencies and Commitments
Lawsuit
On July 26, 2006 Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. On September 12, 2012, before trial, and consequently without having heard or made any determination on the facts, the Court dismissed the lawsuit on legal grounds. In October 2012 Fairfax filed an appeal of this dismissal, as it believes that the legal basis for the dismissal is incorrect. On April 27, 2017, the appeals court issued a decision reinstating certain claims but affirming the dismissal of the major portion of the claims. On July 10, 2017, Fairfax filed with the New Jersey Supreme Court a petition for certification of the appeal court’s decision. On October 20, 2017, that petition was denied by the court. The case allowed then moved ahead to a trial, which took place in September and October 2018. Prior to the trial, Fairfax agreed, in exchange for the receipt of a payment of $20.0, to resolve its claims against Morgan Keegan & Company, Incorporated; that payment was received in September 2018. At the trial, the jury awarded Fairfax and its Crum & Forster subsidiary damages of $10.9 against Exis Capital Management and related Exis companies, Adam Sender and Andrew Heller, including punitive damages of $3.0 against Exis, $2.25 against Mr. Sender and $0.25 against Mr. Heller, although the court subsequently relieved Messrs. Sender and Heller of any liability for damages. Fairfax intends to appeal this relief to Messrs. Sender and Heller, and to continue to pursue its remaining claims against other defendants in the lawsuit by way of appeals against previous court decisions. The ultimate outcome of any litigation is uncertain. The financial effects, if any, of this lawsuit cannot be practicably determined at this time, and the company’s consolidated financial statements include no anticipated recovery from the lawsuit, except for the receipt of the $20.0 payment as described above.

15.	Acquisitions and Divestitures
Nine months ended September 30, 2019
Merger of Grivalia Properties REIC and Eurobank Ergasias S.A.
On May 17, 2019 Grivalia Properties REIC ("Grivalia Properties") merged into Eurobank Ergasias S.A. (“Eurobank”), as a result of which shareholders of Grivalia Properties, including the company, received 15.8 newly issued Eurobank shares in exchange for each share of Grivalia Properties. Accordingly, the company deconsolidated Grivalia Properties from the Other reporting segment, recognized a non-cash gain of $171.3 and reduced non-controlling interests by $466.2. In connection with the merger Grivalia Properties had paid a pre-merger capital dividend of €0.42 per share on February 5, 2019. The company owned approximately 53% of Grivalia Properties and 18% of Eurobank prior to the merger, and owned 32.4% of Eurobank upon completion of the merger. The company continues to account for its investment in Eurobank as a common stock at FVTPL, primarily due to regulatory restrictions on the relevant activities of Eurobank. Eurobank is a financial services provider in Greece and is listed on the Athens Stock Exchange.
Privatization of AGT Food and Ingredients Inc.
On April 17, 2019 AGT Food & Ingredients Inc. (“AGT”) completed its previously announced management-led privatization for Cdn$18.00 per common share. The buying group, comprised of the company, AGT management and other co-investors, acquired through a newly formed subsidiary of the company all AGT common shares not already owned by the buying group for cash consideration of $226.5 (Cdn$301.8), resulting in the company holding a 69.9% controlling equity interest in AGT upon closing. The newly formed subsidiary also acquired the buying group's AGT shares in exchange for its own shares and then amalgamated with AGT, resulting in the company owning 59.6% of the amalgamated entity (subsequently renamed AGT), and AGT management and other co-investors owning the remainder. Additionally, the company holds warrants that, if exercised, would increase its equity interest in AGT to approximately 80%. The assets, liabilities and results of operations of AGT were consolidated in the Other reporting segment. AGT is a supplier of pulses, staple foods and food ingredients.
The identifiable assets and liabilities of AGT acquired by the newly formed subsidiary are shown in the table below. Provisionally recorded amounts primarily include deferred income taxes, goodwill and intangible assets and other assets.

	AGT
Acquisition date	April 17, 2019

Assets:
Portfolio investments	115.5	(1)
Deferred income taxes	24.3
Goodwill and intangible assets	290.4
Other assets	759.6
	1,189.8
Liabilities:
Accounts payable and accrued liabilities	161.9
Short sale and derivative obligations	50.3
Borrowings	535.9
	748.1
Purchase consideration	441.7	(2)
	1,189.8

(1)	Includes subsidiary cash and cash equivalents of $111.5.

(2)	Includes share consideration issued to the buying group.

Acquisition of AXA operations in Ukraine
On February 14, 2019 the company completed the acquisition of the insurance operations of AXA in Ukraine (subsequently renamed ARX Insurance Company ("ARX Insurance")) for purchase consideration of $17.4. The assets, liabilities and results of operations of ARX Insurance were consolidated in the Insurance and Reinsurance - Other reporting segment.
Additional investment in Consolidated Infrastructure Group
On January 4, 2019 Fairfax Africa acquired an additional 41.2% equity interest in Consolidated Infrastructure Group ("CIG") for $44.9 (628.3 million South African rand) which increased its total equity interest in CIG to 49.1%. Fairfax Africa has de facto control of CIG as its largest shareholder, and as an owner of currently exercisable CIG convertible debentures that would provide majority voting control if converted. CIG is a pan-African engineering infrastructure company listed on the Johannesburg Stock Exchange. The assets, liabilities and results of operations of CIG were consolidated in the Other reporting segment.
The determination of the fair value of assets acquired and liabilities assumed in connection with the acquisitions described above is currently underway and will be finalized within twelve months of the respective acquisition dates.

16.	Financial Risk Management
Overview
There were no significant changes in the types of the company's risk exposures or the processes used by the company for managing those risk exposures at September 30, 2019 compared to those identified and disclosed in the company's annual consolidated financial statements for the year ended December 31, 2018, except as discussed below.
Underwriting Risk
Underwriting risk is the risk that the total cost of claims, claims adjustment expenses, commissions and premium acquisition costs will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company's exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at September 30, 2019 compared to December 31, 2018.
Credit Risk
Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company, and arises predominantly from cash and short term investments, investments in bonds, insurance contract receivables, recoverable from reinsurers and receivables from counterparties to derivative contracts (primarily total return swaps and CPI-linked derivatives). During the first nine months of 2019 the company's holdings of bonds rated AAA/Aaa decreased primarily due to net sales and maturities of short-dated U.S. treasury bonds (net proceeds of $3,720.8) and holdings of bonds rated A/A and BBB/Baa increased primarily due to net purchases of high quality U.S. corporate bonds (net purchases of $322.1 and $765.2 respectively). The amortized cost of unrated bonds decreased during the first nine months of 2019 primarily due to the settlement of EXCO bonds for common shares (described in note 6), partially offset by purchases of unrated private placement corporate bonds (net purchases of $358.9). There were no significant changes to the framework used to monitor, evaluate and manage credit risk at September 30, 2019 compared to December 31, 2018.
The composition of the company's investments in bonds classified according to the higher of each security's respective S&P and Moody's issuer credit rating is presented in the table that follows:

	September 30, 2019			December 31, 2018
Issuer Credit Rating	Amortized cost	Carrying value	%	Amortized cost	Carrying value	%
AAA/Aaa	7,991.7	8,031.4	45.5	11,931.0	11,920.5	58.1
AA/Aa	961.3	974.8	5.5	1,107.6	1,115.3	5.4
A/A	2,614.4	2,659.1	15.0	2,214.0	2,184.7	10.6
BBB/Baa	3,142.9	3,340.9	18.9	2,583.1	2,641.8	12.8
BB/Ba	115.6	126.9	0.7	125.0	131.8	0.6
B/B	50.6	52.8	0.3	87.8	79.7	0.4
Lower than B/B	31.8	12.8	0.1	27.6	27.5	0.1
Unrated	2,242.2	2,471.1	14.0	2,412.4	2,460.2	12.0
Total	17,150.5	17,669.8	100.0	20,488.5	20,561.5	100.0

Counterparties to Derivative Contracts
Counterparty risk is the risk that a counterparty to the company's derivative contracts may not fulfill its obligations under the contract. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by an agreement in the event of default by a counterparty, thereby permitting obligations owed by the company to that counterparty to be offset against amounts receivable from that counterparty (the “net settlement arrangements”). The following table sets out the company's counterparty risk assuming all derivative counterparties are simultaneously in default:

	September 30, 2019	December 31, 2018
Total derivative assets(1)	81.4	168.2
Obligations that may be offset under net settlement arrangements	(18.6)	(83.4)
Fair value of collateral deposited for the benefit of the company(2)	(33.5)	(17.9)
Excess collateral pledged by the company in favour of counterparties	13.6	26.1
Initial margin not held in segregated third party custodian accounts	1.9	2.0
Net derivative counterparty exposure after net settlement and collateral arrangements	44.8	95.0

(1)	Excludes equity warrants and call options, equity warrant forward contracts, and other derivatives, which are not subject to counterparty risk.

(2)	Excludes excess collateral pledged by counterparties of $22.5 at September 30, 2019 (December 31, 2018 - $1.5).

Collateral deposited for the benefit of the company at September 30, 2019 consisted of cash of $31.4 and government securities of $24.6 (December 31, 2018 - $1.1 and $18.3). The company had not exercised its right to sell or repledge collateral at September 30, 2019.
Recoverable from Reinsurers
Credit risk arises on the company's recoverable from reinsurers to the extent reinsurers may be unable or unwilling to reimburse the company under the terms of reinsurance arrangements. The provision for uncollectible reinsurance at September 30, 2019 is disclosed in note 9.

Liquidity Risk
Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable cost as they fall due. There were no significant changes to the company's exposure to liquidity risk or the framework used to monitor, evaluate and manage liquidity risk at September 30, 2019 compared to December 31, 2018.
The holding company's remaining known significant commitments for 2019 consist of payments relating to interest expense, corporate overhead, preferred share dividends, income taxes and other investment related activities, and potential payments related to its credit facility and derivative contracts.

During the third quarter and first nine months of 2019 the holding company received net cash of $7.9 and paid net cash of $19.6 (2018 - received net cash of $23.6 and $16.4) and the insurance and reinsurance subsidiaries paid net cash of $5.8 and received net cash of $93.2 (2018 - received net cash of $9.6 and $39.2) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).
Market Risk
Market risk, comprised of foreign currency risk, interest rate risk and other price risk, is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities, and also in its underwriting activities where those activities expose the company to foreign currency risk. The company's investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection, with policies to limit and monitor individual issuer exposures, and aggregate equity exposure at the subsidiary and consolidated levels.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The company's exposure to interest rate risk decreased during the first nine months of 2019 primarily reflecting net sales and maturities of short-dated U.S. treasury bonds (net proceeds of $3,720.8), partially offset by net purchases of high quality U.S. corporate bonds (net purchases of $1,108.3). There were no significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at September 30, 2019 compared to December 31, 2018.

	September 30, 2019			December 31, 2018
	Fair value of fixed income portfolio(1)	Hypothetical $ change effect on net earnings(1)	Hypothetical % change in fair value(1)	Fair value of fixed income portfolio(1)	Hypothetical $ change effect on net earnings(1)	Hypothetical % change in fair value(1)
Change in Interest Rates
200 basis point increase	17,066.0	(498.5)	(3.4)	19,902.5	(541.1)	(3.2)
100 basis point increase	17,363.6	(252.5)	(1.7)	20,227.4	(274.3)	(1.6)
No change	17,669.8	—	—	20,561.5	—	—
100 basis point decrease	18,008.4	279.4	1.9	20,915.6	290.4	1.7
200 basis point decrease	18,368.4	575.7	4.0	21,282.1	590.6	3.5

(1)	Includes the impact of U.S. treasury bond forward contracts described in note 7.

Market Price Fluctuations
Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. The company's exposure to equity price risk through its equity and equity-related holdings increased at September 30, 2019 compared to December 31, 2018 as shown in the following table which summarizes the net effect of the company's equity and equity-related holdings (long exposures net of short exposures) on the company's financial position at September 30, 2019 and December 31, 2018 and results of operations for the three and nine months ended September 30, 2019 and 2018:

	September 30, 2019		December 31, 2018		Quarter ended September 30, 2019	Quarter ended September 30, 2018	Nine months ended September 30, 2019	Nine months ended September 30, 2018
	Exposure/Notional amount	Carrying value	Exposure/Notional amount	Carrying value	Pre-tax earnings (loss)	Pre-tax earnings (loss)	Pre-tax earnings (loss)	Pre-tax earnings (loss)
Long equity exposures:
Common stocks(1)	6,201.7	6,201.7	5,148.2	5,148.2	39.3	(9.3)	694.1	90.8
Preferred stocks – convertible	153.1	153.1	107.9	107.9	(3.0)	2.9	(0.5)	2.4
Bonds – convertible	683.1	683.1	595.6	595.6	(20.6)	56.8	(5.5)	(27.5)
Investments in associates(2)	4,558.7	4,784.5	4,522.4	4,309.0	1.0	17.6	0.7	29.6
Deconsolidation of non-insurance companies(3)(4)	—	—	—	—	—	—	171.3	889.9
Derivatives and other invested assets:
Equity total return swaps – long positions	371.7	(7.4)	390.3	(46.9)	(8.2)	22.1	(14.1)	37.8
Equity warrant forward contracts(5)	—	—	316.6	38.4	(4.8)	(87.0)	65.2	117.7
Equity warrants and call options	126.2	126.2	79.8	79.8	7.7	(9.0)	50.6	(37.3)
Total equity and equity-related holdings	12,094.5	11,941.2	11,160.8	10,232.0	11.4	(5.9)	961.8	1,103.4

Short equity exposures:
Derivatives and other invested assets:
Equity total return swaps – short positions	(212.9)	(6.7)	(414.4)	8.9	(15.3)	94.2	111.7	51.0
Equity index total return swaps – short positions	—	—	—	—	—	—	—	(4.3)
Other	—	11.8	—	—	(2.6)	—	(2.6)	—
	(212.9)	5.1	(414.4)	8.9	(17.9)	94.2	109.1	46.7

Net equity exposures and financial effects	11,881.6		10,746.4		(6.5)	88.3	1,070.9	1,150.1

(1)	Excludes other funds with a carrying value of $157.2 at September 30, 2019 (December 31, 2018 - $150.3) that are invested principally in fixed income securities.

(2)	Excludes the company’s insurance and reinsurance investments in associates which are considered long term strategic holdings. See note 6.

(3)	On May 17, 2019 the company deconsolidated Grivalia Properties upon its merger into Eurobank and recognized a non-cash gain of $171.3. See note 15.

(4)	On March 1, 2018 the company deconsolidated Quess upon it becoming a joint arrangement of Thomas Cook India and recognized a non-cash gain of $889.9.

(5)	Includes the Seaspan forward contracts described in note 6.
Risk of Decreasing Price Levels
The company has purchased derivative contracts referenced to the CPI of the geographic regions in which it operates that serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. See note 7.
Foreign Currency Risk
Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset or liability will fluctuate because of changes in foreign currency exchange rates and produce an adverse effect on earnings or equity when measured in a company's functional currency. There were no significant changes to the company's exposure to foreign currency risk or the framework used to monitor, evaluate and manage foreign currency risk at September 30, 2019 compared to December 31, 2018.
Capital Management
The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at September 30, 2019, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $25,424.8 compared to $23,845.6 at December 31, 2018.

The company manages its capital based on the following financial measurements and ratios:

	Consolidated		Excluding consolidated non-insurance companies
	September 30, 2019	December 31, 2018	September 30, 2019		December 31, 2018

Holding company cash and investments (net of short sale and derivative obligations)	1,699.0	1,550.6	1,699.0		1,550.6

Borrowings – holding company	4,547.7	3,859.5	4,547.7		3,859.5
Borrowings – insurance and reinsurance companies	1,101.0	995.7	1,101.0		995.7
Borrowings – non-insurance companies	2,134.2	1,625.2	—		—
Total debt	7,782.9	6,480.4	5,648.7		4,855.2

Net debt(1)	6,083.9	4,929.8	3,949.7		3,304.6

Common shareholders’ equity	12,417.2	11,779.3	12,417.2		11,779.3
Preferred stock	1,335.5	1,335.5	1,335.5		1,335.5
Non-controlling interests	3,889.2	4,250.4	1,477.1		1,437.1
Total equity	17,641.9	17,365.2	15,229.8		14,551.9

Net debt/total equity	34.5%	28.4%	25.9%		22.7%
Net debt/net total capital(2)	25.6%	22.1%	20.6%		18.5%
Total debt/total capital(3)	30.6%	27.2%	27.1%		25.0%
Interest coverage(4)	6.9x	3.5x	9.2x	(6)	3.2x	(6)
Interest and preferred share dividend distribution coverage(5)	6.0x	3.0x	7.5x	(6)	2.6x	(6)

(1)	Net debt is calculated by the company as total debt less holding company cash and investments (net of short sale and derivative obligations).

(2)	Net total capital is calculated by the company as the sum of total equity and net debt.

(3)	Total capital is calculated by the company as the sum of total equity and total debt.

(4)	Interest coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings divided by interest expense on borrowings.

(5)
Interest and preferred share dividend distribution coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings divided by the sum of interest expense on borrowings and preferred share dividends adjusted to a before tax equivalent at the company’s Canadian statutory income tax rate.

(6)
Excludes earnings (loss) before income taxes, and interest expense on borrowings, of consolidated non-insurance companies. The ratios for the year ended December 31, 2018 include the non-cash gain of $889.9 from the deconsolidation of Quess on March 1, 2018.

Borrowings - holding company increased to $4,547.7 at September 30, 2019 from $3,859.5 at December 31, 2018, primarily reflecting borrowings of $500.0 on the company's credit facility, the issuance of Cdn$500.0 principal amount of 4.23% unsecured senior notes due June 14, 2029 and the issuance of $85.0 principal amount of 4.142% unsecured senior notes due February 7, 2024, partially offset by the company's redemption of its remaining Cdn$395.6 principal amount of 6.40% unsecured senior notes due May 25, 2021. Subsequent to September 30, 2019 the company repaid $250.0 on its credit facility.
Borrowings - insurance and reinsurance companies increased to $1,101.0 at September 30, 2019 from $995.7 at December 31, 2018, primarily reflecting Brit's additional borrowings of $114.1 on its revolving credit facility.
Borrowings - non-insurance companies increased to $2,134.2 at September 30, 2019 from $1,625.2 at December 31, 2018, primarily reflecting the consolidation of AGT and CIG, and increased borrowings at Recipe, partially offset by the deconsolidation of Grivalia Properties.
Common shareholders’ equity increased to $12,417.2 at September 30, 2019 from $11,779.3 at December 31, 2018, primarily reflecting net earnings attributable to shareholders of Fairfax ($1,332.1), partially offset by payments of common and preferred share dividends ($312.2), purchases of subordinate voting shares for cancellation ($118.0) and for use in share-based payment awards ($104.3), and other comprehensive loss ($112.7, comprised of $95.1 related to net unrealized foreign currency translation losses on foreign operations and $17.6 related to share of other comprehensive loss of associates).
Non-controlling interests decreased to $3,889.2 at September 30, 2019 from $4,250.4 at December 31, 2018, primarily reflecting the deconsolidation of Grivalia Properties ($466.2), dividends paid to minority shareholders ($166.8) and repurchases of common shares at Recipe ($85.3), partially offset by non-controlling interests' share of net earnings ($136.4) and the consolidation of AGT.
The changes in borrowings and common shareholders’ equity affected the company’s leverage ratios as follows: the consolidated net debt/net total capital ratio increased to 25.6% at September 30, 2019 from 22.1% at December 31, 2018 primarily as a result of increased net debt, partially offset by increased net total capital. The increase in net debt was primarily due to increased borrowings by the holding company, insurance and reinsurance companies and non-insurance companies (as described in the preceding paragraphs), partially offset by increased holding company cash and investments. The increase in net total capital was primarily due to increases in net debt and common shareholders' equity, partially offset by a decrease in non-controlling interests (as described in the preceding paragraphs). The consolidated total debt/total capital ratio increased to 30.6% at September 30, 2019 from 27.2% at December 31, 2018 primarily as a result of increased total debt, partially offset by increased total capital (reflecting increases in total debt and common shareholders' equity, partially offset by a decrease in non-controlling interests).

17.	Segmented Information

The company is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management. Advent was transferred from the Insurance and Reinsurance - Other reporting segment to European Run-off within the Run-off reporting segment on January 1, 2019, following the transfer of certain classes of its business to Brit, Allied World and Odyssey Group's Newline division during 2018. On January 1, 2019 the company adopted IFRS 16, which primarily impacted the Other reporting segment as described in note 3. Comparative periods were not restated for the transfer of Advent and the adoption of IFRS 16. During the first nine months of 2019 the company commenced consolidating AGT and CIG in the Other reporting segment and deconsolidated Grivalia Properties from the Other reporting segment (note 15). There were no other significant changes to the identifiable assets and liabilities by reporting segment at September 30, 2019 compared to December 31, 2018.

An analysis of pre-tax income (loss) by reporting segment for the three and nine months ended September 30 is presented below:

Quarter ended September 30, 2019

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	414.9	911.1	724.3	155.1	523.3	936.7	116.8	428.9	4,211.1	0.5	—	—	—	4,211.6
Intercompany	0.8	18.7	7.8	—	7.2	12.0	0.1	21.1	67.7	(1.6)	—	—	(66.1)	—
	415.7	929.8	732.1	155.1	530.5	948.7	116.9	450.0	4,278.8	(1.1)	—	—	(66.1)	4,211.6
Net premiums written	335.3	855.2	598.3	152.4	413.9	613.3	55.9	293.8	3,318.1	0.2	—	—	—	3,318.3
Net premiums earned
External	334.1	849.2	571.4	186.7	379.4	609.8	55.3	258.8	3,244.7	20.8	—	—	—	3,265.5
Intercompany	(1.7)	5.8	(10.3)	(0.6)	8.9	(4.7)	(3.3)	14.5	8.6	(8.6)	—	—	—	—
	332.4	855.0	561.1	186.1	388.3	605.1	52.0	273.3	3,253.3	12.2	—	—	—	3,265.5
Underwriting expenses(1)	(324.0)	(834.8)	(549.3)	(162.0)	(404.1)	(582.1)	(50.4)	(265.3)	(3,172.0)	(44.2)	—	—	—	(3,216.2)
Underwriting profit (loss)	8.4	20.2	11.8	24.1	(15.8)	23.0	1.6	8.0	81.3	(32.0)	—	—	—	49.3
Interest income	18.3	48.5	24.2	9.5	22.3	40.7	4.2	15.0	182.7	15.8	5.1	5.6	(2.3)	206.9
Dividends	2.1	2.1	0.6	0.3	1.2	2.6	1.9	1.0	11.8	1.7	3.1	0.4	—	17.0
Investment expenses	(2.7)	(7.1)	(4.0)	(1.9)	(2.7)	(8.8)	(2.0)	(2.2)	(31.4)	(3.8)	(9.7)	—	35.9	(9.0)
Interest and dividends	17.7	43.5	20.8	7.9	20.8	34.5	4.1	13.8	163.1	13.7	(1.5)	6.0	33.6	214.9
Share of profit (loss) of associates	4.5	3.3	11.3	0.7	6.8	9.2	2.4	(2.5)	35.7	4.1	47.7	62.1	—	149.6
Other
Revenue	—	—	—	—	—	—	—	—	—	—	1,392.6	—	—	1,392.6
Expenses	—	—	—	—	—	—	—	—	—	—	(1,430.6)	—	1.5	(1,429.1)
	—	—	—	—	—	—	—	—	—	—	(38.0)	—	1.5	(36.5)
Operating income (loss)	30.6	67.0	43.9	32.7	11.8	66.7	8.1	19.3	280.1	(14.2)	8.2	68.1	35.1	377.3
Net gains (losses) on investments	(23.9)	(65.5)	(55.7)	(6.1)	(15.8)	(10.3)	87.2	(22.4)	(112.5)	(15.2)	14.4	16.6	—	(96.7)
Loss on repurchase of long term debt (note 10)	—	—	—	—	—	—	—	—	—	—	—	(23.7)	—	(23.7)
Interest expense	(0.4)	(1.8)	(1.2)	(1.0)	(4.4)	(7.2)	(0.1)	(0.4)	(16.5)	(1.9)	(51.9)	(52.0)	0.8	(121.5)
Corporate overhead and other	(1.1)	0.4	(5.3)	(2.2)	(2.3)	(16.3)	(2.3)	0.6	(28.5)	—	—	(1.1)	(35.9)	(65.5)
Pre-tax income (loss)	5.2	0.1	(18.3)	23.4	(10.7)	32.9	92.9	(2.9)	122.6	(31.3)	(29.3)	7.9	—	69.9
Income taxes														4.5
Net earnings														74.4

Attributable to:
Shareholders of Fairfax														68.6
Non-controlling interests														5.8
														74.4

(1)
Underwriting expenses for segment reporting were comprised as shown below for the quarter ended September 30, 2019. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations
Loss & LAE - accident year	215.6	647.1	358.2	105.5	245.5	420.3	37.4	168.6	2,198.2
Commissions	54.9	158.1	91.4	20.3	111.9	62.7	7.2	50.6	557.1
Premium acquisition costs and other underwriting expenses	53.0	75.1	101.9	52.7	54.9	99.4	13.4	60.5	510.9
Underwriting expenses - accident year	323.5	880.3	551.5	178.5	412.3	582.4	58.0	279.7	3,266.2
Net (favourable) adverse claims reserve development	0.5	(45.5)	(2.2)	(16.5)	(8.2)	(0.3)	(7.6)	(14.4)	(94.2)
Underwriting expenses - calendar year	324.0	834.8	549.3	162.0	404.1	582.1	50.4	265.3	3,172.0

Quarter ended September 30, 2018

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	351.6	795.0	592.3	169.4	523.4	795.2	101.4	435.4	3,763.7	(0.1)	—	—	—	3,763.6
Intercompany	1.5	7.1	22.4	—	6.5	2.7	—	13.1	53.3	—	—	—	(53.3)	—
	353.1	802.1	614.7	169.4	529.9	797.9	101.4	448.5	3,817.0	(0.1)	—	—	(53.3)	3,763.6
Net premiums written	284.6	705.8	514.1	166.8	424.5	518.7	45.8	300.6	2,960.9	(0.1)	—	—	—	2,960.8
Net premiums earned
External	292.9	734.9	493.1	207.0	388.2	610.3	49.0	288.2	3,063.6	1.2	—	—	—	3,064.8
Intercompany	(0.9)	6.8	4.9	(0.6)	4.7	(6.6)	(1.7)	(6.6)	—	—	—	—	—	—
	292.0	741.7	498.0	206.4	392.9	603.7	47.3	281.6	3,063.6	1.2	—	—	—	3,064.8
Underwriting expenses(1)	(261.4)	(723.2)	(488.3)	(165.7)	(425.4)	(583.8)	(46.6)	(295.0)	(2,989.4)	(63.9)	—	—	—	(3,053.3)
Underwriting profit (loss)	30.6	18.5	9.7	40.7	(32.5)	19.9	0.7	(13.4)	74.2	(62.7)	—	—	—	11.5
Interest income	17.6	37.1	17.3	9.5	16.0	37.2	4.0	17.9	156.6	10.6	12.0	6.0	(2.4)	182.8
Dividends	2.6	3.4	1.3	0.9	1.0	3.4	3.1	0.3	16.0	1.6	3.1	0.4	—	21.1
Investment expenses	(4.2)	(7.3)	(3.3)	(2.0)	(3.3)	(7.9)	(0.5)	(4.9)	(33.4)	(2.6)	(10.9)	(1.3)	38.0	(10.2)
Interest and dividends	16.0	33.2	15.3	8.4	13.7	32.7	6.6	13.3	139.2	9.6	4.2	5.1	35.6	193.7
Share of profit (loss) of associates	3.1	3.3	4.6	5.0	6.3	5.9	(1.6)	9.9	36.5	3.9	14.2	9.3	—	63.9
Other
Revenue	—	—	—	—	—	—	—	—	—	—	1,077.4	—	—	1,077.4
Expenses	—	—	—	—	—	—	—	—	—	—	(1,030.1)	0.3	2.4	(1,027.4)
	—	—	—	—	—	—	—	—	—	—	47.3	0.3	2.4	50.0
Operating income (loss)	49.7	55.0	29.6	54.1	(12.5)	58.5	5.7	9.8	249.9	(49.2)	65.7	14.7	38.0	319.1
Net gains (losses) on investments	33.6	22.5	48.5	(4.6)	5.0	(0.7)	10.2	5.9	120.4	7.1	9.4	(95.7)	—	41.2
Interest expense	—	(1.1)	(0.5)	(0.8)	(3.6)	(5.8)	—	(1.4)	(13.2)	—	(24.0)	(47.6)	—	(84.8)
Corporate overhead and other	(2.5)	(5.7)	(7.6)	(2.1)	(2.3)	(13.5)	(1.8)	(4.2)	(39.7)	—	—	22.4	(38.0)	(55.3)
Pre-tax income (loss)	80.8	70.7	70.0	46.6	(13.4)	38.5	14.1	10.1	317.4	(42.1)	51.1	(106.2)	—	220.2
Income taxes														(71.0)
Net earnings														149.2

Attributable to:
Shareholders of Fairfax														106.2
Non-controlling interests														43.0
														149.2

(1)
Underwriting expenses for segment reporting were comprised as shown below for the quarter ended September 30, 2018. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations
Loss & LAE - accident year	202.2	571.4	318.1	116.5	276.1	425.2	35.2	193.0	2,137.7
Commissions	48.4	151.6	74.9	21.9	113.4	70.0	4.6	44.8	529.6
Premium acquisition costs and other underwriting expenses	47.9	66.5	95.3	49.9	54.8	101.9	12.5	66.9	495.7
Underwriting expenses - accident year	298.5	789.5	488.3	188.3	444.3	597.1	52.3	304.7	3,163.0
Net favourable claims reserve development	(37.1)	(66.3)	—	(22.6)	(18.9)	(13.3)	(5.7)	(9.7)	(173.6)
Underwriting expenses - calendar year	261.4	723.2	488.3	165.7	425.4	583.8	46.6	295.0	2,989.4

Nine months ended September 30, 2019

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	1,108.2	2,743.6	2,081.9	588.6	1,699.0	2,905.1	328.9	1,226.2	12,681.5	592.1	—	—	—	13,273.6
Intercompany	3.8	49.8	18.9	—	42.0	39.8	0.1	65.9	220.3	0.8	—	—	(221.1)	—
	1,112.0	2,793.4	2,100.8	588.6	1,741.0	2,944.9	329.0	1,292.1	12,901.8	592.9	—	—	(221.1)	13,273.6
Net premiums written	975.1	2,510.1	1,738.3	579.5	1,239.1	1,997.5	161.2	850.0	10,050.8	563.3	—	—	—	10,614.1
Net premiums earned
External	916.7	2,349.3	1,615.5	551.1	1,167.6	1,802.8	153.8	727.1	9,283.9	663.4	—	—	—	9,947.3
Intercompany	(5.5)	14.2	(26.0)	(1.7)	27.7	(6.5)	(8.7)	44.9	38.4	(38.4)	—	—	—	—
	911.2	2,363.5	1,589.5	549.4	1,195.3	1,796.3	145.1	772.0	9,322.3	625.0	—	—	—	9,947.3
Underwriting expenses(1)	(899.5)	(2,275.2)	(1,553.5)	(457.7)	(1,182.4)	(1,773.3)	(142.0)	(768.0)	(9,051.6)	(720.0)	—	—	—	(9,771.6)
Underwriting profit (loss)	11.7	88.3	36.0	91.7	12.9	23.0	3.1	4.0	270.7	(95.0)	—	—	—	175.7
Interest income	47.5	138.2	69.6	27.8	61.9	125.2	12.2	50.4	532.8	48.5	19.4	27.3	(7.0)	621.0
Dividends	8.7	14.7	6.6	3.3	2.6	14.0	6.9	3.4	60.2	7.8	7.3	1.5	—	76.8
Investment expenses	(8.7)	(22.9)	(10.9)	(5.6)	(8.5)	(25.1)	(2.5)	(7.3)	(91.5)	(11.1)	(30.2)	(1.9)	109.3	(25.4)
Interest and dividends	47.5	130.0	65.3	25.5	56.0	114.1	16.6	46.5	501.5	45.2	(3.5)	26.9	102.3	672.4
Share of profit (loss) of associates	(2.1)	55.9	23.8	(7.8)	0.5	20.4	2.3	(8.4)	84.6	4.8	141.2	184.5	—	415.1
Other
Revenue	—	—	—	—	—	—	—	—	—	—	3,889.2	—	—	3,889.2
Expenses	—	—	—	—	—	—	—	—	—	—	(3,863.0)	—	6.2	(3,856.8)
	—	—	—	—	—	—	—	—	—	—	26.2	—	6.2	32.4
Operating income (loss)	57.1	274.2	125.1	109.4	69.4	157.5	22.0	42.1	856.8	(45.0)	163.9	211.4	108.5	1,295.6
Net gains (losses) on investments	(42.7)	154.1	118.1	11.5	47.1	147.5	255.6	53.7	744.9	139.9	78.6	112.4	—	1,075.8
Loss on repurchase of long term debt (note 10)	—	—	—	—	—	—	—	—	—	—	—	(23.7)	—	(23.7)
Interest expense	(1.2)	(5.8)	(3.9)	(2.9)	(14.6)	(21.8)	(0.3)	(1.3)	(51.8)	(5.6)	(134.7)	(163.7)	0.8	(355.0)
Corporate overhead and other	(3.7)	(6.6)	(15.9)	(6.2)	(6.9)	(46.8)	(7.7)	(0.7)	(94.5)	—	—	4.7	(109.3)	(199.1)
Pre-tax income	9.5	415.9	223.4	111.8	95.0	236.4	269.6	93.8	1,455.4	89.3	107.8	141.1	—	1,793.6
Income taxes														(325.1)
Net earnings														1,468.5

Attributable to:
Shareholders of Fairfax														1,332.1
Non-controlling interests														136.4
														1,468.5

(1)
Underwriting expenses for segment reporting were comprised as shown below for the nine months ended September 30, 2019. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations
Loss & LAE - accident year	632.0	1,669.4	1,006.9	317.7	697.2	1,196.8	103.1	485.7	6,108.8
Commissions	150.6	466.7	251.0	59.5	326.0	194.9	18.3	137.5	1,604.5
Premium acquisition costs and other underwriting expenses	148.8	224.7	300.3	155.9	169.3	302.3	41.6	180.4	1,523.3
Underwriting expenses - accident year	931.4	2,360.8	1,558.2	533.1	1,192.5	1,694.0	163.0	803.6	9,236.6
Net (favourable) adverse claims reserve development	(31.9)	(85.6)	(4.7)	(75.4)	(10.1)	79.3	(21.0)	(35.6)	(185.0)
Underwriting expenses - calendar year	899.5	2,275.2	1,553.5	457.7	1,182.4	1,773.3	142.0	768.0	9,051.6

Nine months ended September 30, 2018

Insurance and Reinsurance
Northbridge		Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	976.0	2,469.9	1,762.7	646.2	1,667.0	2,608.0	297.5	1,335.2	11,762.5	0.5	—	—	—	11,763.0
Intercompany	3.6	44.8	42.2	—	13.7	9.7	—	45.2	159.2	—	—	—	(159.2)	—
	979.6	2,514.7	1,804.9	646.2	1,680.7	2,617.7	297.5	1,380.4	11,921.7	0.5	—	—	(159.2)	11,763.0
Net premiums written	861.4	2,185.5	1,510.4	637.5	1,220.1	1,882.2	145.5	934.4	9,377.0	(0.3)	—	—	—	9,376.7
Net premiums earned
External	839.5	2,051.0	1,444.7	603.8	1,167.8	1,701.3	149.1	844.0	8,801.2	5.3	—	—	—	8,806.5
Intercompany	(4.3)	16.2	12.5	(1.7)	4.4	(18.4)	(5.7)	(3.0)	—	—	—	—	—	—
	835.2	2,067.2	1,457.2	602.1	1,172.2	1,682.9	143.4	841.0	8,801.2	5.3	—	—	—	8,806.5
Underwriting expenses(1)	(819.3)	(1,933.3)	(1,439.0)	(511.4)	(1,187.1)	(1,607.7)	(144.7)	(859.6)	(8,502.1)	(137.1)	—	—	—	(8,639.2)
Underwriting profit (loss)	15.9	133.9	18.2	90.7	(14.9)	75.2	(1.3)	(18.6)	299.1	(131.8)	—	—	—	167.3
Interest income	54.4	117.8	52.0	26.7	44.5	100.3	12.3	48.5	456.5	33.9	32.8	33.1	(3.2)	553.1
Dividends	8.1	12.5	3.8	2.8	2.7	8.5	5.2	3.2	46.8	6.7	7.2	1.2	—	61.9
Investment expenses	(11.1)	(24.1)	(10.0)	(5.8)	(9.6)	(25.8)	(1.9)	(14.2)	(102.5)	(8.3)	(30.3)	(3.7)	112.4	(32.4)
Interest and dividends	51.4	106.2	45.8	23.7	37.6	83.0	15.6	37.5	400.8	32.3	9.7	30.6	109.2	582.6
Share of profit (loss) of associates	(4.9)	28.8	2.1	(4.3)	(2.6)	(7.5)	(2.3)	15.6	24.9	(2.8)	84.5	20.3	—	126.9
Other
Revenue	—	—	—	—	—	—	—	—	—	—	3,144.6	—	—	3,144.6
Expenses	—	—	—	—	—	—	—	—	—	—	(2,994.0)	—	3.2	(2,990.8)
	—	—	—	—	—	—	—	—	—	—	150.6	—	3.2	153.8
Operating income (loss)	62.4	268.9	66.1	110.1	20.1	150.7	12.0	34.5	724.8	(102.3)	244.8	50.9	112.4	1,030.6
Net gains (losses) on investments	(10.3)	58.8	19.3	(10.6)	(2.0)	11.9	(116.1)	15.4	(33.6)	2.0	874.2	74.6	—	917.2
Loss on repurchase of long term debt	—	—	—	—	—	—	—	—	—	—	—	(58.9)	—	(58.9)
Interest expense	—	(3.0)	(1.6)	(2.5)	(10.7)	(20.1)	—	(4.1)	(42.0)	—	(66.3)	(151.6)	—	(259.9)
Corporate overhead and other	(5.8)	(19.8)	(17.9)	(6.1)	(10.9)	(42.6)	(6.6)	(10.8)	(120.5)	—	—	14.7	(112.4)	(218.2)
Pre-tax income (loss)	46.3	304.9	65.9	90.9	(3.5)	99.9	(110.7)	35.0	528.7	(100.3)	1,052.7	(70.3)	—	1,410.8
Income taxes														(139.7)
Net earnings														1,271.1

Attributable to:
Shareholders of Fairfax														853.6
Non-controlling interests														417.5
														1,271.1

(1)
Underwriting expenses for segment reporting were comprised as shown below for the nine months ended September 30, 2018. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations
Loss & LAE - accident year	608.8	1,449.1	924.2	349.9	717.4	1,175.6	105.4	528.9	5,859.3
Commissions	140.8	435.1	226.9	63.1	328.9	149.2	14.7	136.8	1,495.5
Premium acquisition costs and other underwriting expenses	141.4	201.3	288.0	157.7	168.6	311.3	40.9	210.4	1,519.6
Underwriting expenses - accident year	891.0	2,085.5	1,439.1	570.7	1,214.9	1,636.1	161.0	876.1	8,874.4
Net favourable claims reserve development	(71.7)	(152.2)	(0.1)	(59.3)	(27.8)	(28.4)	(16.3)	(16.5)	(372.3)
Underwriting expenses - calendar year	819.3	1,933.3	1,439.0	511.4	1,187.1	1,607.7	144.7	859.6	8,502.1

Revenue and expenses of the Other reporting segment were comprised as follows:

	Third quarter
	2019
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	507.3	102.3	253.5	529.5	1,392.6
Expenses	(488.1)	(126.3)	(257.7)	(558.5)	(1,430.6)
Pre-tax income (loss) before interest expense and other	19.2	(24.0)	(4.2)	(29.0)	(38.0)

	Third quarter
	2018
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	510.5	108.5	221.4	237.0	1,077.4
Expenses	(490.0)	(105.8)	(223.8)	(210.5)	(1,030.1)
Pre-tax income (loss) before interest expense and other	20.5	2.7	(2.4)	26.5	47.3

	First nine months
	2019
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	1,462.9	325.0	827.3	1,274.0	3,889.2
Expenses	(1,414.8)	(322.7)	(826.7)	(1,298.8)	(3,863.0)
Pre-tax income (loss) before interest expense and other	48.1	2.3	0.6	(24.8)	26.2

	First nine months
	2018
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	1,283.6	326.5	974.2	560.3	3,144.6
Expenses	(1,223.2)	(316.1)	(957.2)	(497.5)	(2,994.0)
Pre-tax income before interest expense and other	60.4	10.4	17.0	62.8	150.6

(1)	Comprised primarily of Recipe and its subsidiaries, Toys "R" Us Canada (acquired on May 31, 2018), Praktiker, Golf Town, Sporting Life, Kitchen Stuff Plus and William Ashley.

(2)
Comprised of Fairfax India and its subsidiaries NCML, Fairchem and Saurashtra Freight. These results differ from those published by Fairfax India due to Fairfax India's application of investment entity accounting under IFRS.

(3)
Comprised of Thomas Cook India and its subsidiaries Sterling Resorts and Quess (deconsolidated on March 1, 2018). These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Indian Accounting Standards, and acquisition accounting adjustments.

(4)
Comprised primarily of AGT (consolidated April 17, 2019), Dexterra (acquired on March 7, 2018), Grivalia Properties (deconsolidated May 17, 2019), Mosaic Capital, Pethealth, Boat Rocker, Fairfax Africa and its subsidiary CIG (consolidated January 4, 2019), and Rouge Media.

18.	Expenses
Losses on claims, net, operating expenses and other expenses for the three and nine months ended September 30 were comprised as follows:

	Third quarter
	2019			2018
	Insurance and reinsurance companies(1)	Non-insurance companies(2)	Total	Insurance and reinsurance companies(1)	Non-insurance companies(2)	Total
Losses and loss adjustment expenses	2,041.2	—	2,041.2	1,929.5	—	1,929.5
Other reporting segment cost of sales	—	876.2	876.2	—	638.4	638.4
Wages and salaries	296.5	209.9	506.4	299.1	160.8	459.9
Depreciation, amortization and impairment charges(3)	60.0	125.7	185.7	41.9	51.3	93.2
Employee benefits	77.7	31.1	108.8	76.3	29.9	106.2
Premium taxes	59.9	—	59.9	60.4	—	60.4
Audit, legal and other professional fees	38.1	16.0	54.1	32.9	11.6	44.5
Information technology costs	39.8	6.3	46.1	37.6	6.5	44.1
Share-based payments to directors and employees	23.1	3.0	26.1	20.8	1.7	22.5
Other reporting segment marketing costs	—	23.6	23.6	—	21.6	21.6
Short-term, low value and other lease costs(3)	4.7	7.7	12.4	—	—	—
Restructuring costs	0.4	2.0	2.4	4.5	3.8	8.3
Operating lease costs(3)	—	—	—	22.9	43.7	66.6
Loss on repurchase of long term debt	—	23.7	23.7	—	—	—
Administrative expense and other	79.5	127.6	207.1	53.1	58.1	111.2
	2,720.9	1,452.8	4,173.7	2,579.0	1,027.4	3,606.4

	First nine months
	2019			2018
	Insurance and reinsurance companies(1)	Non-insurance companies(2)	Total	Insurance and reinsurance companies(1)	Non-insurance companies(2)	Total
Losses and loss adjustment expenses	6,312.1	—	6,312.1	5,332.4	—	5,332.4
Other reporting segment cost of sales	—	2,436.6	2,436.6	—	1,914.1	1,914.1
Wages and salaries	932.3	584.3	1,516.6	935.1	467.7	1,402.8
Depreciation, amortization and impairment charges(3)	174.2	285.2	459.4	132.9	124.7	257.6
Employee benefits	241.6	90.7	332.3	231.9	79.3	311.2
Premium taxes	166.9	—	166.9	158.1	—	158.1
Audit, legal and other professional fees	103.9	38.7	142.6	106.3	26.5	132.8
Information technology costs	114.8	20.7	135.5	114.4	14.3	128.7
Share-based payments to directors and employees	64.2	10.7	74.9	58.2	7.2	65.4
Other reporting segment marketing costs	—	72.7	72.7	—	60.3	60.3
Short-term, low value and other lease costs(3)	13.0	40.6	53.6	—	—	—
Restructuring costs	2.4	2.1	4.5	15.7	4.5	20.2
Operating lease costs(3)	—	—	—	69.0	118.1	187.1
Loss on repurchase of long term debt	—	23.7	23.7	—	58.9	58.9
Administrative expense and other	220.5	274.5	495.0	206.0	174.1	380.1
	8,345.9	3,880.5	12,226.4	7,360.0	3,049.7	10,409.7

(1)	Total expense of the insurance and reinsurance companies is comprised of losses on claims, net and operating expenses as presented in the consolidated statement of earnings.

(2)
Other expenses as presented in the consolidated statement of earnings is comprised of cost of sales and operating expenses of the non-insurance companies, and loss on repurchase of long term debt of the holding company.

(3)	The adoption of IFRS 16 Leases on January 1, 2019 is described in note 3.

19.	Supplementary Cash Flow Information
Cash and cash equivalents included in the consolidated balance sheets were comprised as follows:

	September 30, 2019
	Unrestricted cash and cash equivalents as presented in the consolidated statement of cash flows			Restricted cash and cash equivalents			Cash and cash equivalents included in the consolidated balance sheet
	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total
Holding company cash and investments	426.2	38.1	464.3	0.6	—	0.6	426.8	38.1	464.9
Subsidiary cash and short term investments	2,635.9	917.0	3,552.9	131.5	188.4	319.9	2,767.4	1,105.4	3,872.8
Fairfax India	26.2	16.8	43.0	26.8	—	26.8	53.0	16.8	69.8
Fairfax Africa	98.7	30.7	129.4	—	—	—	98.7	30.7	129.4
	3,187.0	1,002.6	4,189.6	158.9	188.4	347.3	3,345.9	1,191.0	4,536.9

	December 31, 2018
	Unrestricted cash and cash equivalents as presented in the consolidated statement of cash flows			Restricted cash and cash equivalents			Cash and cash equivalents included in the consolidated balance sheet
	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total	Cash	Cash equivalents	Total
Holding company cash and investments	131.0	96.1	227.1	0.6	—	0.6	131.6	96.1	227.7
Subsidiary cash and short term investments	2,300.1	1,722.7	4,022.8	359.7	201.2	560.9	2,659.8	1,923.9	4,583.7
Subsidiary assets pledged for short sale and derivative obligations	—	3.0	3.0	—	—	—	—	3.0	3.0
Fairfax India	25.0	27.1	52.1	15.6	—	15.6	40.6	27.1	67.7
Fairfax Africa	77.4	154.5	231.9	—	—	—	77.4	154.5	231.9
	2,533.5	2,003.4	4,536.9	375.9	201.2	577.1	2,909.4	2,204.6	5,114.0

Details of certain cash flows included in the consolidated statements of cash flows for the three and nine months ended September 30 were as follows:

	Third quarter		First nine months
	2019	2018	2019	2018
Net (purchases) sales of investments classified at FVTPL
Short term investments	(249.2)	2,120.5	(4,207.1)	6,324.2
Bonds	(98.5)	(1,413.3)	2,872.8	(7,807.0)
Preferred stocks	(0.3)	(35.2)	(48.0)	(23.5)
Common stocks	376.4	(38.2)	503.6	263.0
Derivatives and short sales	(154.5)	29.6	(189.6)	60.3
	(126.1)	663.4	(1,068.3)	(1,183.0)

Net interest and dividends received
Interest and dividends received	326.3	133.9	594.4	421.6
Interest paid on borrowings	(52.8)	(53.9)	(227.5)	(189.3)
Interest paid on lease liabilities(1)	(17.6)	—	(48.3)	—
	255.9	80.0	318.6	232.3

Net income taxes paid	(46.8)	(47.7)	(124.1)	(186.2)

(1)	The adoption of IFRS 16 Leases on January 1, 2019 is described in note 3.

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of October 31, 2019)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

(1)
Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the notes to the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2019, and the notes to the MD&A contained in the company's 2018 Annual Report.

(2)
The company presents information on gross premiums written and net premiums written throughout this MD&A. These two measures are used in the insurance industry and by management in evaluating operating results. Gross premiums written represents the total premiums on policies issued during a specified period, irrespective of the portion ceded or earned, and is an indicator of the volume of new business generated by the company. Net premiums written represents gross premiums written less amounts ceded to reinsurers and is considered a measure of the insurance risk that the company has chosen to retain from the new business it has generated.

(3)
The combined ratio is the traditional performance measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other ratios used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned), the underwriting expense ratio (premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned) and the accident year combined ratio (calculated in the same manner as the combined ratio but excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years). These ratios are calculated from information disclosed in note 17 (Segmented Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2019 and are used by management for comparisons to historical underwriting results and to the underwriting results of competitors and the broader property and casualty industry. These ratios do not have any standardized meanings under International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures presented by other companies.

(4)
The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity instrument (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity instrument in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the terms “total return swap expense" and "total return swap income" refer to the net dividends and interest paid and received respectively, related to the company's long and short equity and equity index total return swaps. Interest and dividends as presented in the consolidated statement of earnings includes total return swap expense or income.

(5)
The measures "pre-tax income before net gains (losses) on investments", "net realized gains (losses) on investments", and "net change in unrealized gains (losses) on investments" are each shown separately in this MD&A to present more meaningfully the results of the company's investment management strategies. The two measures "net realized gains on investments", and "net change in unrealized gains (losses) on investments", are derived from the details of net gains (losses) on investments as presented in note 5 (Cash and Investments) to the interim consolidated financial statements for the three and nine months ended September 30, 2019, and their sum is equal to "net gains (losses) on investments" as presented in the consolidated statement of earnings.

(6)
Ratios included in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. Those performance measures are used by the company to assess the amount of leverage employed in its operations. The company also calculates an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as measures of its ability to service its debt and pay dividends to its preferred shareholders. These ratios are calculated using amounts presented in the company's interim consolidated financial statements for the three and nine months ended September 30, 2019 and are explained in detail in note 16 (Financial Risk Management, under the heading of "Capital Management").

(7)
Book value per basic share (also referred to as book value per share) is a performance measure calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding.

(8)	References in this MD&A to the company's insurance and reinsurance operations do not include its run-off operations.

(9)
Adoption of IFRS 16 Leases ("IFRS 16") on January 1, 2019 did not have a significant impact on common shareholders’ equity. Comparative periods were not restated as permitted by the transition provisions of IFRS 16. For details see note 3 (Summary of Significant Accounting Policies) to the interim consolidated financial statements for the three and nine months ended September 30, 2019.

Business Developments
Acquisitions and Divestitures
For a description of these transactions, see note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three and nine months ended September 30, 2019.

Sources of Income

Income in the interim consolidated financial statements for the three and nine months ended September 30, 2019 and 2018 is shown in the table that follows.

	Third quarter		First nine months
	2019	2018	2019	2018
Net premiums earned - Insurance and Reinsurance
Northbridge	332.4	292.0	911.2	835.2
Odyssey Group	855.0	741.7	2,363.5	2,067.2
Crum & Forster	561.1	498.0	1,589.5	1,457.2
Zenith National	186.1	206.4	549.4	602.1
Brit	388.3	392.9	1,195.3	1,172.2
Allied World	605.1	603.7	1,796.3	1,682.9
Fairfax Asia	52.0	47.3	145.1	143.4
Other	273.3	281.6	772.0	841.0
	3,253.3	3,063.6	9,322.3	8,801.2
Run-off	12.2	1.2	625.0	5.3
	3,265.5	3,064.8	9,947.3	8,806.5
Interest and dividends	214.9	193.7	672.4	582.6
Share of profit of associates	149.6	63.9	415.1	126.9
Net gains (losses) on investments	(96.7)	41.2	1,075.8	917.2
Other(1)	1,392.6	1,077.4	3,889.2	3,144.6
	4,925.9	4,441.0	15,999.8	13,577.8

(1)
Represents revenue earned by the Other reporting segment, which is comprised primarily of the revenue earned by Recipe and its subsidiaries, Thomas Cook India and its subsidiaries Sterling Resorts and Quess (deconsolidated on March 1, 2018), AGT (consolidated on April 17, 2019), Toys "R" Us Canada (acquired on May 31, 2018), and Fairfax India and its subsidiaries NCML, Fairchem and Saurashtra Freight. Also included is the revenue earned by Mosaic Capital, Boat Rocker, Dexterra (acquired on March 7, 2018), Praktiker, Sporting Life, Golf Town, Grivalia Properties (deconsolidated on May 17, 2019), Pethealth, Fairfax Africa and its subsidiary CIG (consolidated on January 4, 2019), Kitchen Stuff Plus, Rouge Media and William Ashley.

Income of $4,925.9 in the third quarter of 2019 increased from $4,441.0 in the third quarter of 2018 principally as a result of increases in net premiums earned and other revenue, partially offset by net losses on investments. Income of $15,999.8 in the first nine months of 2019 increased from$13,577.8 in the first nine months of 2018 principally as a result of increases in net premiums earned, share of profit of associates and other revenue. An analysis of interest and dividends, share of profit of associates and net gains (losses) on investments for the third quarters and first nine months ended September 30, 2019 and 2018 is provided in the Investments section of this MD&A.
The year-over-year increase in net premiums earned by the company’s insurance and reinsurance operations in the third quarter of 2019 reflected increases at Odyssey Group ($113.3, 15.3%), Crum & Forster ($63.1, 12.7%), Northbridge ($40.4, 13.8%, inclusive of the unfavourable effect of foreign currency translation) and Fairfax Asia ($4.7, 9.9%), partially offset by decreases at Zenith National ($20.3, 9.8%), Insurance and Reinsurance – Other ($8.3, 2.9%), and Brit ($4.6, 1.2%).
The year-over-year increase in net premiums earned by the company’s insurance and reinsurance operations in the first nine months of 2019 reflected increases at Odyssey Group ($296.3, 14.3%), Crum & Forster ($132.3, 9.1%), Allied World ($113.4, 6.7%), Northbridge ($76.0, 9.1%, inclusive of the unfavourable effect of foreign currency translation) and Brit ($23.1, 2.0%), partially offset by decreases at Insurance and Reinsurance – Other ($69.0, 8.2%) and Zenith National ($52.7, 8.8%). Net premiums earned at Run-off in the first nine months of 2019 principally reflected the impact of the first quarter 2019 reinsurance transaction described in the Run-off section of this MD&A.
The increase in other revenue to $1,392.6 and $3,889.2 in the third quarter and first nine months of 2019 from $1,077.4 and $3,144.6 in the third quarter and first nine months of 2018 principally reflected the consolidation of AGT (on April 17, 2019) and CIG (on January 4, 2019), and increased business volume at Thomas Cook India and Fairchem, partially offset by decreased business volume at NCML and the deconsolidation of Grivalia Properties (on May 17, 2019). The increase in the first nine months of 2019 was also due to the consolidation of Toys "R" Us Canada (on May 31, 2018) and Dexterra (on March 7, 2018), and increased business volume at Boat Rocker (principally as a result of business acquisitions in 2018 and 2019) and Mosaic Capital, partially offset by the deconsolidation of Quess (on March 1, 2018). Refer to the Other section in this MD&A for further details.

In order to better compare the third quarter and first nine months of 2019 to the third quarter and first nine months of 2018, the table which follows presents net premiums written by the company’s insurance and reinsurance operations, excluding the items described in the footnotes to the table.

	Third quarter			First nine months
Net premiums written - Insurance and Reinsurance	2019	2018	% change year-over-year	2019	2018	% change year-over-year
Northbridge	335.3	284.6	17.8	975.1	861.4	13.2
Odyssey Group	855.2	705.8	21.2	2,510.1	2,185.5	14.9
Crum & Forster	598.3	514.1	16.4	1,738.3	1,510.4	15.1
Zenith National	152.4	166.8	(8.6)	579.5	637.5	(9.1)
Brit	413.9	424.5	(2.5)	1,239.1	1,220.1	1.6
Allied World	613.3	518.7	18.2	1,997.5	1,882.2	6.1
Fairfax Asia	55.9	45.8	22.1	161.2	145.5	10.8
Other(1)	269.9	237.9	13.5	791.7	772.3	2.5
	3,294.2	2,898.2	13.7	9,992.5	9,214.9	8.4

(1)
Excludes net premiums written by Advent of $62.7 and $162.1 in the third quarter and first nine months of 2018 (Advent was transferred to the Run-off reporting segment effective January 1, 2019) and net premiums written by ARX Insurance of $23.9 and $58.3 in the third quarter and first nine months of 2019 (ARX Insurance was acquired on February 14, 2019).

Northbridge’s net premiums written increased by 17.8% and 13.2% in the third quarter and first nine months of 2019. In Canadian dollar terms, Northbridge’s net premiums written increased by 19.1% and 16.9%, primarily due to price increases across the group, strong retention of renewal business and growth in new business.
Odyssey Group's net premiums written increased by 21.2% and 14.9% in the third quarter and first nine months of 2019, primarily reflecting increases in North America (U.S. property lines of business), U.S. Insurance (growth across most lines of business), and London Market (growth at Newline Insurance).
Crum & Forster's net premiums written increased by 16.4% and 15.1% in the third quarter and first nine months of 2019, primarily reflecting growth in accident and health, surplus and specialty, and surety and programs lines of business.
Zenith National's net premiums written decreased by 8.6% and 9.1% in the third quarter and first nine months of 2019, primarily reflecting price decreases.
Brit's net premiums written decreased by 2.5% in the third quarter of 2019, primarily reflecting increased use of proportional treaty reinsurance in the marine and property lines of business and the purchase of increased catastrophe protection. Brit's net premiums written increased by 1.6% in the first nine months of 2019, primarily reflecting growth in core lines of business generated by increased contribution from underwriting initiatives launched in recent years, and price increases (principally in property open market, marine, specialist liability and energy), partially offset by reductions in non-core lines of business through active portfolio management and the increased use of proportional treaty reinsurance in the marine and property lines of business and the purchase of increased catastrophe protection.
Allied World's net premiums written increased by 18.2% and 6.1% in the third quarter and first nine months of 2019, principally reflecting growth in gross premiums written, partially offset by decreased premium retention (primarily driven by increased reinsurance purchased in the Insurance segment).
Fairfax Asia's net premiums written increased by 22.1% and 10.8% in the third quarter and first nine months of 2019, primarily reflecting growth in gross premiums written and higher premium retention at Falcon, partially offset by lower premium retention at AMAG Insurance.
Insurance and Reinsurance – Other's net premiums written increased by 13.5% and 2.5% in the third quarter and first nine months of 2019, primarily reflecting growth in gross premiums written at Group Re and Fairfax Central and Eastern Europe, partially offset by the devaluation of the Argentine peso at Fairfax Latam.

Sources of Net Earnings

The table below presents the sources of the company's net earnings for the three and nine months ended September 30, 2019 and 2018, set out in a format the company has consistently used as it believes it assists in understanding the composition and management of the company. In that table, combined ratios and underwriting results for each of the insurance and reinsurance segments is shown separately. Operating income as presented for the insurance and reinsurance, Run-off and Other reporting segments includes interest and dividends and share of profit (loss) of associates, and excludes net gains (losses) on investments which are considered a less predictable source of investment income. Net gains (losses) on investments is disaggregated into net realized gains (losses) on investments and net change in unrealized gains (losses) on investments to present more meaningfully the results of the company's investment management strategies.

	Third quarter		First nine months
Combined ratios - Insurance and Reinsurance	2019	2018	2019	2018
Northbridge	97.5%	89.5%	98.7%	98.1%
Odyssey Group	97.6%	97.5%	96.3%	93.5%
Crum & Forster	97.9%	98.1%	97.7%	98.8%
Zenith National	87.1%	80.3%	83.3%	84.9%
Brit	104.1%	108.3%	98.9%	101.3%
Allied World	96.2%	96.7%	98.7%	95.5%
Fairfax Asia	96.9%	98.5%	97.8%	100.9%
Other	97.1%	104.7%	99.5%	102.2%
Consolidated	97.5%	97.6%	97.1%	96.6%

Sources of net earnings
Underwriting - Insurance and Reinsurance
Northbridge	8.4	30.6	11.7	15.9
Odyssey Group	20.2	18.5	88.3	133.9
Crum & Forster	11.8	9.7	36.0	18.2
Zenith National	24.1	40.7	91.7	90.7
Brit	(15.8)	(32.5)	12.9	(14.9)
Allied World	23.0	19.9	23.0	75.2
Fairfax Asia	1.6	0.7	3.1	(1.3)
Other	8.0	(13.4)	4.0	(18.6)
Underwriting profit - insurance and reinsurance	81.3	74.2	270.7	299.1
Interest and dividends - insurance and reinsurance	163.1	139.2	501.5	400.8
Share of profit of associates - insurance and reinsurance	35.7	36.5	84.6	24.9
Operating income - insurance and reinsurance	280.1	249.9	856.8	724.8
Run-off (excluding net gains (losses) on investments)	(14.2)	(49.2)	(45.0)	(102.3)
Other reporting segment (excluding net gains (losses) on investments)	8.2	65.7	163.9	244.8
Interest expense	(121.5)	(84.8)	(355.0)	(259.9)
Corporate overhead and other	14.0	(2.6)	97.1	(113.8)
Pre-tax income before net gains (losses) on investments	166.6	179.0	717.8	493.6
Net realized gains on investments	48.3	73.9	196.9	1,002.0
Pre-tax income including net realized gains on investments	214.9	252.9	914.7	1,495.6
Net change in unrealized gains (losses) on investments	(145.0)	(32.7)	878.9	(84.8)
Pre-tax income	69.9	220.2	1,793.6	1,410.8
Income taxes	4.5	(71.0)	(325.1)	(139.7)
Net earnings	74.4	149.2	1,468.5	1,271.1

Attributable to:
Shareholders of Fairfax	68.6	106.2	1,332.1	853.6
Non-controlling interests	5.8	43.0	136.4	417.5
	74.4	149.2	1,468.5	1,271.1

Net earnings per share	$2.13	$3.46	$48.20	$29.74
Net earnings per diluted share	$2.04	$3.34	$46.23	$28.83
Cash dividends paid per share	$—	$—	$10.00	$10.00

The company's insurance and reinsurance operations produced underwriting profit of $81.3 and $270.7 (combined ratios of 97.5% and 97.1%) in the third quarter and first nine months of 2019 compared to underwriting profit of $74.2 and $299.1 (combined ratios of 97.6% and 96.6%) in the third quarter and first nine months of 2018. The change in the combined ratios in the third quarter and first nine months of 2019 compared to the third quarter and first nine months of 2018 principally reflected lower net favourable prior year reserve development, partially offset by lower current period catastrophe losses.

The following table presents the components of the company's combined ratios for the three and nine months ended September 30, 2019 and 2018:

	Third quarter		First nine months
	2019	2018	2019	2018
Underwriting profit - insurance and reinsurance	81.3	74.2	270.7	299.1

Loss & LAE - accident year	67.6%	69.8%	65.5%	66.6%
Commissions	17.1%	17.3%	17.2%	17.0%
Underwriting expense	15.7%	16.2%	16.4%	17.2%
Combined ratio - accident year	100.4%	103.3%	99.1%	100.8%
Net favourable reserve development	(2.9)%	(5.7)%	(2.0)%	(4.2)%
Combined ratio - calendar year	97.5%	97.6%	97.1%	96.6%

Net (favourable) adverse prior year reserve development for the three and nine months ended September 30, 2019 and 2018 was comprised as follows:

	Third quarter		First nine months
Insurance and Reinsurance	2019	2018	2019	2018
Northbridge	0.5	(37.1)	(31.9)	(71.7)
Odyssey Group	(45.5)	(66.3)	(85.6)	(152.2)
Crum & Forster	(2.2)	—	(4.7)	(0.1)
Zenith National	(16.5)	(22.6)	(75.4)	(59.3)
Brit	(8.2)	(18.9)	(10.1)	(27.8)
Allied World	(0.3)	(13.3)	79.3	(28.4)
Fairfax Asia	(7.6)	(5.7)	(21.0)	(16.3)
Other	(14.4)	(9.7)	(35.6)	(16.5)
	(94.2)	(173.6)	(185.0)	(372.3)

Current period catastrophe losses for the three and nine months ended September 30, 2019 and 2018 were comprised as follows:

	Third quarter						First nine months
	2019			2018			2019			2018
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Hurricane Dorian	75.4	2.3		—	—		75.4	0.8		—	—
Typhoon Faxai	21.4	0.7		—	—		21.4	0.2		—	—
Typhoon Jebi	—	—		75.5	2.5		—	—		75.5	0.9
Hurricane Florence	—	—		71.9	2.3		—	—		71.9	0.8
Typhoon Mangkhut	—	—		20.5	0.7		—	—		20.5	0.2
Other	41.2	1.2		47.1	1.5		129.5	1.4		144.1	1.6
	138.0	4.2	points	215.0	7.0	points	226.3	2.4	points	312.0	3.5	points

(1)	Net of reinstatement premiums.
The commission expense ratio decreased to 17.1% in the third quarter of 2019 from 17.3% in the third quarter of 2018, primarily reflecting decreased commission expense ratios at Odyssey Group and Allied World. The commission expense ratio increased to 17.2% in the first nine months of 2019 from 17.0% in the first nine months of 2018, primarily reflecting an increased commission expense ratio at Allied World, partially offset by a decreased commission expense ratio at Odyssey Group. The decrease in commission expense ratios at Odyssey Group principally reflected increased net premiums earned relative to modest increases in commission expenses. The change in commission expense ratios at Allied World were due to the release of acquisition accounting adjustments that affected net premiums earned and commission expense in the third quarter and first nine months of 2019 and 2018.
The underwriting expense ratio decreased to 15.7% and 16.4% in the third quarter and first nine months of 2019 from 16.2% and 17.2% in the third quarter and first nine months of 2018, primarily reflecting lower underwriting expense ratios at Odyssey Group, Crum and Forster and Northbridge (principally reflecting increased net premiums earned relative to modest increases in underwriting expenses) and Allied World (principally reflecting increased net premiums earned and decreased underwriting expenses). The decrease in the first nine months of 2019 was also due to improvements at Fairfax Latam (primarily related to cost efficiencies across the region).
Underwriting expenses increased to $510.9 and $1,523.3 in the third quarter and first nine months of 2019 from $495.7 and $1,519.6 in the third quarter and first nine months of 2018, primarily reflecting increased business volumes at Odyssey Group and Crum and Forster, and the consolidation of ARX Insurance (on February 14, 2019), partially offset by a decrease at Fairfax Latam. For further details refer to note 17 (Segmented Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2019.

Operating expenses as presented in the consolidated statement of earnings of $609.3 and $1,821.6 in the third quarter and first nine months of 2019 compared to $581.9 and $1,825.0 in the third quarter and first nine months of 2018 primarily reflected increases in underwriting expenses of the insurance and reinsurance operations (as described in the preceding paragraph), operating expenses at Run-off and Fairfax holding companies' corporate overhead, partially offset by decreased subsidiary holding companies' corporate overhead (refer to the Corporate Overhead and Other section in this MD&A for further details).
Other expenses as presented in the consolidated statement of earnings increased to $1,452.8 in the third quarter of 2019 from $1,027.4 in the third quarter of 2018. Refer to the Other section in this MD&A for details of expenses related to the non-insurance companies comprising the Other reporting segment.
An analysis of interest and dividends, share of profit of associates and net gains (losses) on investments for the third quarters and first nine months ended September 30, 2019 and 2018 is provided in the Investments section of this MD&A.
The company reported net earnings attributable to shareholders of Fairfax of $68.6 (net earnings of $2.13 per basic share and $2.04 per diluted share) in the third quarter of 2019 compared to net earnings attributable to shareholders of Fairfax of $106.2 (net earnings of $3.46 per basic share and $3.34 per diluted share) in the third quarter of 2018, principally reflecting net losses on investments, partially offset by higher share of profit of associates. Net earnings attributable to shareholders of Fairfax of $1,332.1 (net earnings of $48.20 per basic share and $46.23 per diluted share) in the first nine months of 2019 compared to net earnings attributable to shareholders of Fairfax of $853.6 (net earnings of $29.74 per basic share and $28.83 per diluted share) in the first nine months of 2018 principally reflecting increases in share of profit of associates and net gains on investments, and decreased net earnings attributable to non-controlling interests, partially offset by higher provision for income taxes.

Net Earnings by Reporting Segment
The company's sources of net earnings by reporting segment are set out below for the three and nine months ended September 30, 2019 and 2018. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the company, primarily to Odyssey Group, Allied World and Group Re.
Quarter ended September 30, 2019

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	415.7	929.8	732.1	155.1	530.5	948.7	116.9	450.0	4,278.8	(1.1)	—	—	(66.1)	4,211.6
Net premiums written	335.3	855.2	598.3	152.4	413.9	613.3	55.9	293.8	3,318.1	0.2	—	—	—	3,318.3
Net premiums earned	332.4	855.0	561.1	186.1	388.3	605.1	52.0	273.3	3,253.3	12.2	—	—	—	3,265.5
Underwriting profit (loss)	8.4	20.2	11.8	24.1	(15.8)	23.0	1.6	8.0	81.3	(32.0)	—	—	—	49.3
Interest and dividends	17.7	43.5	20.8	7.9	20.8	34.5	4.1	13.8	163.1	13.7	(1.5)	6.0	33.6	214.9
Share of profit (loss) of associates	4.5	3.3	11.3	0.7	6.8	9.2	2.4	(2.5)	35.7	4.1	47.7	62.1	—	149.6
Operating income (loss)	30.6	67.0	43.9	32.7	11.8	66.7	8.1	19.3	280.1	(14.2)	46.2	68.1	33.6	413.8
Net gains (losses) on investments	(23.9)	(65.5)	(55.7)	(6.1)	(15.8)	(10.3)	87.2	(22.4)	(112.5)	(15.2)	14.4	16.6	—	(96.7)
Other reporting segment	—	—	—	—	—	—	—	—	—	—	(38.0)	—	1.5	(36.5)
Interest expense	(0.4)	(1.8)	(1.2)	(1.0)	(4.4)	(7.2)	(0.1)	(0.4)	(16.5)	(1.9)	(51.9)	(52.0)	0.8	(121.5)
Corporate overhead and other	(1.1)	0.4	(5.3)	(2.2)	(2.3)	(16.3)	(2.3)	0.6	(28.5)	—	—	(24.8)	(35.9)	(89.2)
Pre-tax income (loss)	5.2	0.1	(18.3)	23.4	(10.7)	32.9	92.9	(2.9)	122.6	(31.3)	(29.3)	7.9	—	69.9
Income taxes														4.5
Net earnings														74.4

Attributable to:
Shareholders of Fairfax														68.6
Non-controlling interests														5.8
														74.4

Quarter ended September 30, 2018

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	353.1	802.1	614.7	169.4	529.9	797.9	101.4	448.5	3,817.0	(0.1)	—	—	(53.3)	3,763.6
Net premiums written	284.6	705.8	514.1	166.8	424.5	518.7	45.8	300.6	2,960.9	(0.1)	—	—	—	2,960.8
Net premiums earned	292.0	741.7	498.0	206.4	392.9	603.7	47.3	281.6	3,063.6	1.2	—	—	—	3,064.8
Underwriting profit (loss)	30.6	18.5	9.7	40.7	(32.5)	19.9	0.7	(13.4)	74.2	(62.7)	—	—	—	11.5
Interest and dividends	16.0	33.2	15.3	8.4	13.7	32.7	6.6	13.3	139.2	9.6	4.2	5.1	35.6	193.7
Share of profit (loss) of associates	3.1	3.3	4.6	5.0	6.3	5.9	(1.6)	9.9	36.5	3.9	14.2	9.3	—	63.9
Operating income (loss)	49.7	55.0	29.6	54.1	(12.5)	58.5	5.7	9.8	249.9	(49.2)	18.4	14.4	35.6	269.1
Net gains (losses) on investments	33.6	22.5	48.5	(4.6)	5.0	(0.7)	10.2	5.9	120.4	7.1	9.4	(95.7)	—	41.2
Other reporting segment	—	—	—	—	—	—	—	—	—	—	47.3	0.3	2.4	50.0
Interest expense	—	(1.1)	(0.5)	(0.8)	(3.6)	(5.8)	—	(1.4)	(13.2)	—	(24.0)	(47.6)	—	(84.8)
Corporate overhead and other	(2.5)	(5.7)	(7.6)	(2.1)	(2.3)	(13.5)	(1.8)	(4.2)	(39.7)	—	—	22.4	(38.0)	(55.3)
Pre-tax income (loss)	80.8	70.7	70.0	46.6	(13.4)	38.5	14.1	10.1	317.4	(42.1)	51.1	(106.2)	—	220.2
Income taxes														(71.0)
Net earnings														149.2

Attributable to:
Shareholders of Fairfax														106.2
Non-controlling interests														43.0
														149.2

Nine months ended September 30, 2019

	Insurance and Reinsurance
Northbridge		Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	1,112.0	2,793.4	2,100.8	588.6	1,741.0	2,944.9	329.0	1,292.1	12,901.8	592.9	—	—	(221.1)	13,273.6
Net premiums written	975.1	2,510.1	1,738.3	579.5	1,239.1	1,997.5	161.2	850.0	10,050.8	563.3	—	—	—	10,614.1
Net premiums earned	911.2	2,363.5	1,589.5	549.4	1,195.3	1,796.3	145.1	772.0	9,322.3	625.0	—	—	—	9,947.3
Underwriting profit (loss)	11.7	88.3	36.0	91.7	12.9	23.0	3.1	4.0	270.7	(95.0)	—	—	—	175.7
Interest and dividends	47.5	130.0	65.3	25.5	56.0	114.1	16.6	46.5	501.5	45.2	(3.5)	26.9	102.3	672.4
Share of profit (loss) of associates	(2.1)	55.9	23.8	(7.8)	0.5	20.4	2.3	(8.4)	84.6	4.8	141.2	184.5	—	415.1
Operating income (loss)	57.1	274.2	125.1	109.4	69.4	157.5	22.0	42.1	856.8	(45.0)	137.7	211.4	102.3	1,263.2
Net gains (losses) on investments	(42.7)	154.1	118.1	11.5	47.1	147.5	255.6	53.7	744.9	139.9	78.6	112.4	—	1,075.8
Other reporting segment	—	—	—	—	—	—	—	—	—	—	26.2	—	6.2	32.4
Interest expense	(1.2)	(5.8)	(3.9)	(2.9)	(14.6)	(21.8)	(0.3)	(1.3)	(51.8)	(5.6)	(134.7)	(163.7)	0.8	(355.0)
Corporate overhead and other	(3.7)	(6.6)	(15.9)	(6.2)	(6.9)	(46.8)	(7.7)	(0.7)	(94.5)	—	—	(19.0)	(109.3)	(222.8)
Pre-tax income	9.5	415.9	223.4	111.8	95.0	236.4	269.6	93.8	1,455.4	89.3	107.8	141.1	—	1,793.6
Income taxes														(325.1)
Net earnings														1,468.5

Attributable to:
Shareholders of Fairfax														1,332.1
Non-controlling interests														136.4
														1,468.5

Nine months ended September 30, 2018

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	979.6	2,514.7	1,804.9	646.2	1,680.7	2,617.7	297.5	1,380.4	11,921.7	0.5	—	—	(159.2)	11,763.0
Net premiums written	861.4	2,185.5	1,510.4	637.5	1,220.1	1,882.2	145.5	934.4	9,377.0	(0.3)	—	—	—	9,376.7
Net premiums earned	835.2	2,067.2	1,457.2	602.1	1,172.2	1,682.9	143.4	841.0	8,801.2	5.3	—	—	—	8,806.5
Underwriting profit (loss)	15.9	133.9	18.2	90.7	(14.9)	75.2	(1.3)	(18.6)	299.1	(131.8)	—	—	—	167.3
Interest and dividends	51.4	106.2	45.8	23.7	37.6	83.0	15.6	37.5	400.8	32.3	9.7	30.6	109.2	582.6
Share of profit (loss) of associates	(4.9)	28.8	2.1	(4.3)	(2.6)	(7.5)	(2.3)	15.6	24.9	(2.8)	84.5	20.3	—	126.9
Operating income (loss)	62.4	268.9	66.1	110.1	20.1	150.7	12.0	34.5	724.8	(102.3)	94.2	50.9	109.2	876.8
Net gains (losses) on investments	(10.3)	58.8	19.3	(10.6)	(2.0)	11.9	(116.1)	15.4	(33.6)	2.0	874.2	74.6	—	917.2
Other reporting segment	—	—	—	—	—	—	—	—	—	—	150.6	—	3.2	153.8
Interest expense	—	(3.0)	(1.6)	(2.5)	(10.7)	(20.1)	—	(4.1)	(42.0)	—	(66.3)	(151.6)	—	(259.9)
Corporate overhead and other	(5.8)	(19.8)	(17.9)	(6.1)	(10.9)	(42.6)	(6.6)	(10.8)	(120.5)	—	—	(44.2)	(112.4)	(277.1)
Pre-tax income (loss)	46.3	304.9	65.9	90.9	(3.5)	99.9	(110.7)	35.0	528.7	(100.3)	1,052.7	(70.3)	—	1,410.8
Income taxes														(139.7)
Net earnings														1,271.1

Attributable to:
Shareholders of Fairfax														853.6
Non-controlling interests														417.5
														1,271.1

Net gains (losses) on investments for the three and nine months ended September 30, 2019 and 2018 for each of the insurance and reinsurance operations, run-off operations, Other reporting segment, and Corporate and Other, were comprised as shown in the following tables:

Quarter ended September 30, 2019

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Other	Corporate and Other	Consolidated
Long equity exposures(1)(2)	(19.1)	(45.2)	(31.8)	(1.6)	(9.6)	(10.8)	99.8	5.6	(12.7)	1.8	16.7	5.6	11.4
Short equity exposures(2)	—	(6.1)	(9.1)	(0.1)	—	—	—	(1.0)	(16.3)	(1.6)	—	—	(17.9)
Bonds(2)	0.5	5.1	21.6	5.8	6.0	10.4	0.4	(16.9)	32.9	16.1	12.5	0.8	62.3
U.S. treasury bond forwards	—	(4.1)	(24.8)	(8.3)	—	—	—	—	(37.2)	(12.9)	—	—	(50.1)
CPI-linked derivatives	1.3	5.6	0.9	1.1	1.4	—	—	2.9	13.2	0.2	—	(0.3)	13.1
Foreign currency	(6.5)	(13.2)	(7.8)	(0.7)	(15.1)	(20.7)	(14.0)	3.2	(74.8)	(16.5)	(15.1)	15.6	(90.8)
Other	(0.1)	(7.6)	(4.7)	(2.3)	1.5	10.8	1.0	(16.2)	(17.6)	(2.3)	0.3	(5.1)	(24.7)
Net gains (losses) on investments	(23.9)	(65.5)	(55.7)	(6.1)	(15.8)	(10.3)	87.2	(22.4)	(112.5)	(15.2)	14.4	16.6	(96.7)

Quarter ended September 30, 2018

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Other	Corporate and Other	Consolidated
Long equity exposures(2)(3)	46.1	15.1	(3.1)	(2.5)	3.1	4.9	37.2	(10.3)	90.5	11.1	(13.7)	(93.8)	(5.9)
Short equity exposures(2)	(0.1)	30.4	53.9	—	—	—	—	6.6	90.8	6.7	—	(3.3)	94.2
Bonds(2)	(3.6)	(9.8)	(12.6)	(5.6)	(0.8)	(10.7)	1.5	(3.3)	(44.9)	(8.9)	68.0	0.2	14.4
U.S. treasury bond forwards	—	1.4	9.1	3.1	—	—	—	0.2	13.8	5.2	—	—	19.0
CPI-linked derivatives	0.8	(0.2)	(0.5)	(0.4)	0.1	—	—	(0.9)	(1.1)	—	—	(0.7)	(1.8)
Foreign currency	(10.9)	(14.6)	(0.3)	0.4	2.4	4.6	(29.2)	12.4	(35.2)	(6.9)	(43.6)	(5.3)	(91.0)
Other	1.3	0.2	2.0	0.4	0.2	0.5	0.7	1.2	6.5	(0.1)	(1.3)	7.2	12.3
Net gains (losses) on investments	33.6	22.5	48.5	(4.6)	5.0	(0.7)	10.2	5.9	120.4	7.1	9.4	(95.7)	41.2

Nine months ended September 30, 2019

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Other	Corporate and Other	Consolidated
Long equity exposures(1)(2)	5.8	166.1	46.5	4.4	30.1	62.1	252.3	90.2	657.5	137.7	45.4	121.2	961.8
Short equity exposures(2)	—	33.5	61.1	(0.1)	—	—	—	7.5	102.0	7.1	—	—	109.1
Bonds(2)	(41.4)	0.4	74.9	26.6	13.3	74.5	4.5	(19.5)	133.3	46.0	39.3	(7.2)	211.4
U.S. treasury bond forwards	—	(9.8)	(54.4)	(17.6)	—	—	—	—	(81.8)	(26.9)	—	—	(108.7)
CPI-linked derivatives	2.9	5.1	0.7	(0.1)	1.9	—	—	(4.2)	6.3	(0.1)	—	(1.8)	4.4
Foreign currency	(15.9)	(14.3)	1.4	2.1	(13.9)	(8.6)	(8.6)	6.5	(51.3)	(18.3)	(8.9)	(1.5)	(80.0)
Other	5.9	(26.9)	(12.1)	(3.8)	15.7	19.5	7.4	(26.8)	(21.1)	(5.6)	2.8	1.7	(22.2)
Net gains (losses) on investments	(42.7)	154.1	118.1	11.5	47.1	147.5	255.6	53.7	744.9	139.9	78.6	112.4	1,075.8

Nine months ended September 30, 2018

	Insurance and Reinsurance
	Northbridge	Odyssey Group	Crum & Forster	Zenith National	Brit	Allied World	Fairfax Asia	Other	Ongoing operations	Run-off	Other	Corporate and Other	Consolidated
Long equity exposures(2)(3)(4)	19.9	67.4	8.1	0.5	1.4	60.7	(44.0)	6.9	120.9	20.5	902.9	59.1	1,103.4
Short equity exposures(2)	0.1	18.1	32.1	—	—	—	—	3.9	54.2	3.3	—	(10.8)	46.7
Bonds(2)	(9.8)	(35.6)	(50.9)	(13.3)	(3.8)	(33.7)	(9.0)	(19.9)	(176.0)	(23.4)	67.7	(3.5)	(135.2)
U.S. treasury bond forwards	0.5	7.1	37.2	6.6	0.3	—	—	0.5	52.2	12.4	—	0.3	64.9
CPI-linked derivatives	(1.6)	(0.3)	(0.8)	(2.0)	0.1	—	—	(10.2)	(14.8)	—	—	(6.2)	(21.0)
Foreign currency	(17.4)	4.9	(6.3)	(1.9)	(4.7)	(12.2)	(63.1)	21.2	(79.5)	(10.5)	(96.1)	13.2	(172.9)
Other	(2.0)	(2.8)	(0.1)	(0.5)	4.7	(2.9)	—	13.0	9.4	(0.3)	(0.3)	22.5	31.3
Net gains (losses) on investments	(10.3)	58.8	19.3	(10.6)	(2.0)	11.9	(116.1)	15.4	(33.6)	2.0	874.2	74.6	917.2

(1)
Fairfax Asia's net gains on investments in the third quarter and first nine months of 2019 included the impact of its equity interest in ICICI Lombard as described in the Fairfax Asia section of this MD&A.

(2)
Long equity exposures, short equity exposures and bonds as presented in note 16 (Financial Risk Management) to the interim consolidated financial statements for the three and nine months ended September 30, 2019 and in the Net Gains (Losses) on Investments section of this MD&A.

(3)
Corporate and Other includes net losses on investments of $79.0 in the third quarter of 2018 and net gains on investments of $80.0 in the first nine months of 2018 related to the Seaspan forward contracts described in note 6 (Investments in Associates) to the interim consolidated financial statements for the three and nine months ended September 30, 2018.

(4)
The Other reporting segment includes a non-cash gain of $889.9 from the deconsolidation of Quess as described in note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2018.

Components of Net Earnings

Underwriting and Operating Income
Set out and discussed below are the underwriting and operating results of the company's insurance and reinsurance segments, Run-off and Other reporting segments for the three and nine months ended September 30, 2019 and 2018.

Northbridge

	Cdn$		Cdn$
	Third quarter		First nine months		Third quarter		First nine months
	2019	2018	2019	2018	2019	2018	2019	2018
Underwriting profit	11.1	39.2	15.5	20.4	8.4	30.6	11.7	15.9

Loss & LAE - accident year	64.9%	69.3%	69.4%	72.9%	64.9%	69.3%	69.4%	72.9%
Commissions	16.5%	16.6%	16.5%	16.9%	16.5%	16.6%	16.5%	16.9%
Underwriting expenses	15.9%	16.3%	16.3%	16.9%	15.9%	16.3%	16.3%	16.9%
Combined ratio - accident year	97.3%	102.2%	102.2%	106.7%	97.3%	102.2%	102.2%	106.7%
Net (favourable) adverse reserve development	0.2%	(12.7)%	(3.5)%	(8.6)%	0.2%	(12.7)%	(3.5)%	(8.6)%
Combined ratio - calendar year	97.5%	89.5%	98.7%	98.1%	97.5%	89.5%	98.7%	98.1%

Gross premiums written	549.5	460.7	1,478.1	1,261.3	415.7	353.1	1,112.0	979.6
Net premiums written	442.8	371.9	1,296.1	1,109.0	335.3	284.6	975.1	861.4
Net premiums earned	439.2	381.2	1,211.1	1,075.4	332.4	292.0	911.2	835.2
Underwriting profit	11.1	39.2	15.5	20.4	8.4	30.6	11.7	15.9
Interest and dividends	23.4	20.8	63.1	66.1	17.7	16.0	47.5	51.4
Share of profit (loss) of associates	6.0	3.9	(2.8)	(6.4)	4.5	3.1	(2.1)	(4.9)
Operating income	40.5	63.9	75.8	80.1	30.6	49.7	57.1	62.4
The Canadian dollar weakened relative to the U.S. dollar (measured using average foreign exchange rates) by 3.1% in the first nine months of 2019 compared to the first nine months of 2018. To avoid the distortion caused by foreign currency translation, the table above presents Northbridge's underwriting and operating results in both U.S. dollars and Canadian dollars (Northbridge's functional currency). The discussion which follows makes reference to those Canadian dollar figures unless indicated otherwise.
Northbridge reported underwriting profit of Cdn$11.1 and Cdn$15.5 ($8.4 and $11.7) and combined ratios of 97.5% and 98.7% in the third quarter and first nine months of 2019 compared to underwriting profit of Cdn$39.2 and Cdn$20.4 ($30.6 and $15.9) and combined ratios of 89.5% and 98.1% in the third quarter and first nine months of 2018. The decrease in underwriting profit in the third quarter of 2019 principally reflected nominal net adverse prior year reserve development in 2019 compared to net favourable prior year reserve development in the third quarter of 2018, partially offset by better non-catastrophe loss experience related to the current accident year (reflecting improvements in commercial automobile lines of business). The decrease in underwriting profit in the first nine months of 2019 principally reflected a decrease in net favourable prior year reserve development, partially offset by better non-catastrophe loss experience related to the current accident year (reflecting improvements in commercial automobile lines of business) and a decrease in catastrophe losses.
Net adverse prior year reserve development in the third quarter of 2019 was nominal. Net favourable prior year reserve development in the first nine months of 2019 of Cdn$42.3 ($31.9; 3.5 combined ratio points) principally reflected better than expected loss emergence across all major lines of business primarily related to accident years 2013 to 2015. Net favourable prior year reserve development in the third quarter and first nine months of 2018 of Cdn$48.2 and Cdn$92.4 ($37.1 and $71.7; 12.7 and 8.6 combined ratio points) principally reflected better than expected emergence on automobile and casualty lines of business related to accident years 2006 to 2016.
Current period catastrophe losses in the third quarters of 2019 and 2018 were nominal. Current period catastrophe losses in the first nine months of 2019 and 2018 of Cdn$12.7 ($9.6; 1.0 combined ratio point) and Cdn$22.0 ($17.1; 2.0 combined ratio points) were principally related to storms in Ontario and Quebec.
Gross premiums written increased by 19.3% and 17.2% in the third quarter and first nine months of 2019, primarily reflecting price increases across the group, strong retention of renewal business and growth in new business. Net premiums written increased by 19.1% and 16.9% in the third quarter and first nine months of 2019, consistent with the growth in gross premiums written. Net premiums earned increased by 15.2% and 12.6% in the third quarter and first nine months of 2019, primarily reflecting the growth in net premiums written during 2018 and 2019.
Interest and dividends increased to Cdn$23.4 ($17.7) in the third quarter of 2019 from Cdn$20.8 ($16.0) in the third quarter of 2018, principally reflecting higher interest income earned on short term investments. Interest and dividends decreased to Cdn$63.1 ($47.5) in the first nine months of 2019 from Cdn$66.1 ($51.4) in the first nine months of 2018, principally reflecting lower interest income earned on bonds, partially offset by higher income on investment properties.

Share of profit of associates of Cdn$6.0 ($4.5) in the third quarter of 2019 primarily reflected share of profit of Peak Achievement and share of a spin off distribution gain at IIFL Holdings. Share of loss of associates of Cdn$2.8 ($2.1) in the first nine months of 2019 primarily reflected share of loss of Farmers Edge and KWF LPs, partially offset by share of a spin off distribution gain at IIFL Holdings.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to Cdn$191.8 ($144.3) in the first nine months of 2019 from Cdn$102.5 ($79.6) in the first nine months of 2018, primarily due to higher net premium collections, partially offset by higher net paid claims.

Odyssey Group(1)

	Third quarter		First nine months
	2019	2018	2019	2018
Underwriting profit	20.2	18.5	88.3	133.9

Loss & LAE - accident year	75.7%	77.0%	70.6%	70.1%
Commissions	18.5%	20.4%	19.7%	21.0%
Underwriting expenses	8.7%	9.0%	9.6%	9.8%
Combined ratio - accident year	102.9%	106.4%	99.9%	100.9%
Net favourable reserve development	(5.3)%	(8.9)%	(3.6)%	(7.4)%
Combined ratio - calendar year	97.6%	97.5%	96.3%	93.5%

Gross premiums written	929.8	802.1	2,793.4	2,514.7
Net premiums written	855.2	705.8	2,510.1	2,185.5
Net premiums earned	855.0	741.7	2,363.5	2,067.2
Underwriting profit	20.2	18.5	88.3	133.9
Interest and dividends	43.5	33.2	130.0	106.2
Share of profit of associates	3.3	3.3	55.9	28.8
Operating income	67.0	55.0	274.2	268.9

(1)
These results differ from those published by Odyssey Group primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of Odyssey Group in 2009.

Odyssey Group reported underwriting profit of $20.2 and $88.3 and combined ratios of 97.6% and 96.3% in the third quarter and first nine months of 2019 compared to underwriting profit of $18.5 and $133.9 and combined ratios of 97.5% and 93.5% in the third quarter and first nine months of 2018. The increase in underwriting profit in the third quarter of 2019 reflected higher business volumes and lower current period catastrophe losses (as set out in the table below), partially offset by lower net favourable prior year reserve development. The decrease in underwriting profit in the first nine months of 2019 principally reflected lower net favourable prior year reserve development, partially offset by lower current period catastrophe losses.

	Third quarter						First nine months
	2019			2018			2019			2018
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Hurricane Dorian	26.0	3.0		—	—		26.0	1.1		—	—
Typhoon Faxai	11.1	1.3		—	—		11.1	0.5		—	—
Typhoon Jebi	—	—		25.6	3.5		—	—		25.6	1.2
Hurricane Florence	—	—		7.5	1.0		—	—		7.5	0.4
Typhoon Mangkhut	—	—		6.0	0.8		—	—		6.0	0.3
Other	30.2	3.6		38.1	5.1		98.1	4.1		102.9	5.0
	67.3	7.9	points	77.2	10.4	points	135.2	5.7	points	142.0	6.9	points

(1)	Net of reinstatement premiums.

Net favourable prior year reserve development decreased to $45.5 and $85.6 (5.3 and 3.6 combined ratio points, primarily related to casualty and property catastrophe loss reserves) in the third quarter and first nine months of 2019 from $66.3 and $152.2 (8.9 and 7.4 combined ratio points, primarily related to casualty and property catastrophe loss reserves) in the third quarter and first nine months of 2018.
The commission expense ratio decreased to 18.5% and 19.7% in the third quarter and first nine months of 2019 from 20.4% and 21.0% in the third quarter and first nine months of 2018, primarily reflecting increased net premiums earned relative to modest increases in commission expenses.
Gross premiums written and net premiums written increased by 15.9% and 21.2% in the third quarter of 2019, and increased by 11.1% and 14.9% in the first nine months of 2019, principally reflecting increases in North America (U.S. property lines of business), U.S. Insurance (growth across most lines of business), and London Market (growth at Newline Insurance). Net premiums earned in the third quarter and first nine months of 2019 increased by 15.3% and 14.3% consistent with the growth in net premiums written during 2018 and 2019.
Interest and dividends increased to $43.5 and $130.0 in the third quarter and first nine months of 2019 from $33.2 and $106.2 in the third quarter and first nine months of 2018, primarily reflecting higher interest income earned from the reinvestment of cash and short-term investments into higher yielding short-dated U.S. treasury bonds and high quality U.S. corporate bonds and higher income earned on investment property, partially offset by lower interest income earned as a result of a reduction in holdings of long dated U.S. government bonds and U.S. municipal bonds in 2018.
Share of profit of associates in the first nine months of 2019 of $55.9 primarily reflected unrealized appreciation of investment property at KWF LPs and share of a significant gain at Seaspan, partially offset by share of loss of APR Energy. Share of profit of associates in the first nine months of 2018 of $28.8 primarily reflected share of net gains on sales of investment property (located in Dublin, Ireland) by KWF LPs.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $480.3 in the first nine months of 2019 from $265.2 in the first nine months of 2018, primarily due to premium growth, partially offset by higher net payments on prior year losses.

Crum & Forster

	Third quarter		First nine months
	2019	2018	2019	2018
Underwriting profit	11.8	9.7	36.0	18.2

Loss & LAE - accident year	63.8%	63.9%	63.3%	63.4%
Commissions	16.3%	15.0%	15.8%	15.6%
Underwriting expenses	18.2%	19.2%	18.9%	19.8%
Combined ratio - accident year	98.3%	98.1%	98.0%	98.8%
Net favourable reserve development	(0.4)%	—	(0.3)%	—
Combined ratio - calendar year	97.9%	98.1%	97.7%	98.8%

Gross premiums written	732.1	614.7	2,100.8	1,804.9
Net premiums written	598.3	514.1	1,738.3	1,510.4
Net premiums earned	561.1	498.0	1,589.5	1,457.2
Underwriting profit	11.8	9.7	36.0	18.2
Interest and dividends	20.8	15.3	65.3	45.8
Share of profit of associates	11.3	4.6	23.8	2.1
Operating income	43.9	29.6	125.1	66.1
Crum & Forster reported underwriting profit of $11.8 and $36.0 and combined ratios of 97.9% and 97.7% in the third quarter and first nine months of 2019 compared to underwriting profit of $9.7 and $18.2 and combined ratios of 98.1% and 98.8% in the third quarter and first nine months of 2018. The increase in underwriting profit in the third quarter and first nine months of 2019 principally reflected higher business volumes in more profitable lines of business. Net favourable prior year reserve development was nominal in the third quarters and first nine months of 2019 and 2018. Underwriting profit in the third quarters and first nine months of 2019 and 2018 included $4.6 and $13.1 (0.8 and 0.8 combined ratio points) and $4.5 and $16.6 (0.9 and 1.1 combined ratio points) of current period catastrophe losses (net of reinstatement premiums).

Gross premiums written increased by 19.1% and 16.4% in the third quarter and first nine months of 2019, principally reflecting growth in accident and health, surplus and specialty, and surety and programs lines of business. Net premiums written increased by 16.4% and 15.1% in the third quarter and first nine months of 2019, consistent with the growth in gross premiums written. Net premiums earned increased by 12.7% and 9.1% in the third quarter and first nine months of 2019 reflecting the growth in net premiums written during 2018 and 2019.
Interest and dividends increased to $20.8 and $65.3 in the third quarter and first nine months of 2019 from $15.3 and $45.8 in the third quarter and first nine months of 2018, primarily reflecting higher interest income earned from the reinvestment of cash and short-term investments into higher yielding high quality U.S. corporate bonds. Share of profit of associates of $11.3 and $23.8 in the third quarter and first nine months of 2019 primarily reflected share of a spin off distribution gain at IIFL Holdings. Share of profit of associates in the first nine months of 2019 also included share of a significant gain at Seaspan, partially offset by share of loss of APR Energy.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $199.3 in the first nine months of 2019 from $55.8 in the first nine months of 2018, primarily due to increased net premium collections.

Zenith National(1)

	Third quarter		First nine months
	2019	2018	2019	2018
Underwriting profit	24.1	40.7	91.7	90.7

Loss & LAE - accident year	56.8%	56.4%	57.8%	58.1%
Commissions	10.9%	10.6%	10.8%	10.5%
Underwriting expenses	28.3%	24.3%	28.4%	26.2%
Combined ratio - accident year	96.0%	91.3%	97.0%	94.8%
Net favourable reserve development	(8.9)%	(11.0)%	(13.7)%	(9.9)%
Combined ratio - calendar year	87.1%	80.3%	83.3%	84.9%

Gross premiums written	155.1	169.4	588.6	646.2
Net premiums written	152.4	166.8	579.5	637.5
Net premiums earned	186.1	206.4	549.4	602.1
Underwriting profit	24.1	40.7	91.7	90.7
Interest and dividends	7.9	8.4	25.5	23.7
Share of profit (loss) of associates	0.7	5.0	(7.8)	(4.3)
Operating income	32.7	54.1	109.4	110.1

(1)
These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

Zenith National reported underwriting profit of $24.1 and $91.7 and combined ratios of 87.1% and 83.3% in the third quarter and first nine months of 2019 compared to underwriting profit of $40.7 and $90.7 and combined ratios of 80.3% and 84.9% in the third quarter and first nine months of 2018. The decrease in underwriting profit in the third quarter of 2019 principally reflected price decreases and a decrease in net favourable prior year reserve development. The increase in underwriting profit in the first nine months of 2019 principally reflected higher net favourable prior year reserve development, partially offset by price decreases.
Net favourable prior year reserve development of $16.5 and $75.4 (8.9 and 13.7 combined ratio points) in the third quarter and first nine months of 2019 (compared to $22.6 and $59.3 (11.0 and 9.9 combined ratio points) in the third quarter and first nine months of 2018), principally reflected net favourable emergence related to accident years 2013 through 2018.
Gross premiums written decreased to $155.1 and $588.6 in the third quarter and first nine months of 2019 from $169.4 and $646.2 in the third quarter and first nine months of 2018, primarily reflecting price decreases due to continuing favourable loss development and loss trends. Net premiums written decreased to $152.4 and $579.5 in the third quarter and first nine months of 2019 from $166.8 and $637.5 in the third quarter and first nine months of 2018, consistent with the decrease in gross premiums written. Net premiums earned decreased to $186.1 and $549.4 in the third quarter and first nine months of 2019 from $206.4 and $602.1 in the third quarter and first nine months of 2018, primarily reflecting price decreases.
Interest and dividends decreased to $7.9 in the third quarter of 2019 from $8.4 in the third quarter of 2018, primarily reflecting lower dividend income on common stocks and preferred stocks. Interest and dividends increased to $25.5 in the first nine months of 2019 from $23.7 in the first nine months of 2018, primarily reflecting higher interest income earned from the reinvestment of cash and short-term investments into higher yielding U.S. treasury bonds and high quality U.S. corporate bonds in 2019, and higher dividend income on common stocks, partially offset by lower interest income earned as a result of a reduction of holdings of U.S. municipal bonds in 2018. Share of loss of associates of $7.8 in the first nine months of 2019 primarily reflected share of loss of APR Energy and Farmers Edge. Share of loss of associates of $4.3 in the first nine months of 2018 primarily reflected share of loss of Farmers Edge and a non-cash impairment charge related to Thai Re.
Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) decreased to $51.8 in the first nine months of 2019 from $91.0 in the first nine months of 2018, primarily as a result of lower net premium collections.

Brit

	Third quarter		First nine months
	2019	2018	2019	2018
Underwriting profit (loss)	(15.8)	(32.5)	12.9	(14.9)

Loss & LAE - accident year	63.2%	70.3%	58.3%	61.2%
Commissions	28.8%	28.9%	27.3%	28.1%
Underwriting expenses	14.2%	13.9%	14.1%	14.4%
Combined ratio - accident year	106.2%	113.1%	99.7%	103.7%
Net favourable reserve development	(2.1)%	(4.8)%	(0.8)%	(2.4)%
Combined ratio - calendar year	104.1%	108.3%	98.9%	101.3%

Gross premiums written	530.5	529.9	1,741.0	1,680.7
Net premiums written	413.9	424.5	1,239.1	1,220.1
Net premiums earned	388.3	392.9	1,195.3	1,172.2
Underwriting profit (loss)	(15.8)	(32.5)	12.9	(14.9)
Interest and dividends	20.8	13.7	56.0	37.6
Share of profit (loss) of associates	6.8	6.3	0.5	(2.6)
Operating income (loss)	11.8	(12.5)	69.4	20.1

On April 18, 2019 Brit acquired the remaining 50.0% equity interest in Ambridge Partners LLC ("Ambridge Partners") that it did not already own for $46.6. Ambridge Partners is a specialized managing general underwriter of transactional, legal contingency, specialty management liability, and intellectual property liability insurance products.
Brit reported an underwriting loss of $15.8 and a combined ratio of 104.1% in the third quarter of 2019 compared to an underwriting loss of $32.5 and a combined ratio of 108.3% in the third quarter of 2018. The decrease in underwriting loss principally reflected a decrease in current period catastrophe losses (as set out in the table below). Underwriting profit of $12.9 and a combined ratio of 98.9% in the first nine months of 2019 compared to an underwriting loss of $14.9 and a combined ratio of 101.3% in the first nine months of 2018 principally reflected a decrease in current period catastrophe losses, partially offset by reduced net favourable prior year reserve development.

	Third quarter						First nine months
	2019			2018			2019			2018
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Hurricane Dorian	30.7	7.9		—	—		30.7	2.6		—	—
Typhoon Faxai	5.0	1.3		—	—		5.0	0.4		—	—
Typhoon Jebi	—	—		24.3	6.2		—	—		24.3	2.1
Hurricane Florence	—	—		30.8	7.8		—	—		30.8	2.6
Typhoon Mangkhut	—	—		6.0	1.5		—	—		6.0	0.5
Other	4.3	1.1		4.6	1.3		7.6	0.6		9.2	0.8
	40.0	10.3	points	65.7	16.8	points	43.3	3.6	points	70.3	6.0	points

(1)	Net of reinstatement premiums.

Net favourable prior year reserve development of $8.2 (2.1 combined ratio points) in the third quarter of 2019 primarily reflected better than expected claims experience in financial and professional lines and discontinued classes of business. Net favourable prior year reserve development of $10.1 (0.8 of a combined ratio point) in the first nine months of 2019 primarily reflected better than expected claims experience in several lines of business (property direct, professional lines, energy, marine classes), partially offset by strengthening in U.S. marine and U.S. property classes. Brit's estimates for the 2018 and 2017 major loss events remained substantially unchanged. Net favourable prior year reserve development of $18.9 (4.8 combined ratio points) in the third quarter of 2018 primarily reflected better than expected emergence on the 2017 catastrophe losses. Net favourable prior year reserve development of $27.8 (2.4 combined ratio points) in the first nine months of 2018 primarily reflected better than expected emergence on energy and U.S. property lines of business, partially offset by reserve strengthening in the marine line of business.
Gross premiums written increased by 0.1% and 3.6% in the third quarter and first nine months of 2019, principally reflecting growth in core lines of business generated by increased contribution from underwriting initiatives launched in recent years, and price increases (principally in property open market, marine, specialist liability and energy), partially offset by reductions in non-core lines of business through active portfolio management. Net premiums written decreased by 2.5% in the third quarter of 2019 primarily reflecting increased use of proportional treaty reinsurance in the marine and property lines of business and the purchase of increased catastrophe protection. Net premiums written increased by 1.6% in the first nine months of 2019 reflecting the same factors that affected gross premiums written, partially offset by increased use of proportional treaty reinsurance in the marine and property lines of business and the purchase of increased catastrophe protection. Net premiums earned decreased by 1.2% in the third quarter of 2019 and increased by 2.0% in the first nine months of 2019, primarily reflecting the factors affecting net premiums written.
Interest and dividends increased to $20.8 and $56.0 in the third quarter and first nine months of 2019 from $13.7 and $37.6 in the third quarter and first nine months of 2018, primarily reflecting higher interest income earned from the reinvestment of cash and short-term investments into higher yielding U.S. treasury bonds and high quality U.S. corporate bonds. Share of profit of associates of $6.8 in the third quarter of 2019 primarily reflected share of a spin off distribution gain at IIFL Holdings and share of profit of Peak Achievement. Share of loss of associates of $2.6 in the first nine months of 2018 primarily reflected share of loss of Peak Achievement.
Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) increased to $119.7 in the first nine months of 2019 compared to cash used in operating activities of $44.9 in the first nine months of 2018, primarily reflecting lower net paid claims.
On April 29, 2019 Brit paid a dividend of $20.6 to its minority shareholder (OMERS).
Allied World(1)

	Third quarter		First nine months
	2019	2018	2019	2018
Underwriting profit	23.0	19.9	23.0	75.2

Loss & LAE - accident year	69.4%	70.4%	66.6%	69.8%
Commissions	10.4%	11.6%	10.9%	8.9%
Underwriting expenses	16.4%	16.9%	16.8%	18.5%
Combined ratio - accident year	96.2%	98.9%	94.3%	97.2%
Net (favourable) adverse reserve development	—	(2.2)%	4.4%	(1.7)%
Combined ratio - calendar year	96.2%	96.7%	98.7%	95.5%

Gross premiums written	948.7	797.9	2,944.9	2,617.7
Net premiums written	613.3	518.7	1,997.5	1,882.2
Net premiums earned	605.1	603.7	1,796.3	1,682.9
Underwriting profit	23.0	19.9	23.0	75.2
Interest and dividends	34.5	32.7	114.1	83.0
Share of profit (loss) of associates	9.2	5.9	20.4	(7.5)
Operating income	66.7	58.5	157.5	150.7

(1)	These results differ from those published by Allied World primarily due to acquisition accounting adjustments recorded by Fairfax related to the acquisition of Allied World on July 6, 2017.

Allied World reported underwriting profit of $23.0 and $23.0 and combined ratios of 96.2% and 98.7% in the third quarter and first nine months of 2019 compared to underwriting profit of $19.9 and $75.2 and combined ratios of 96.7% and 95.5% in the third quarter and first nine months of 2018. The increase in underwriting profit in the third quarter of 2019 principally reflected decreased current period catastrophe losses (as set out in the table below), partially offset by decreased net favourable prior year reserve development. The decrease in underwriting profit in the first nine months of 2019 principally reflected net adverse prior year reserve development in both the insurance and reinsurance segments, partially offset by decreased current period catastrophe losses.

	Third quarter						First nine months
	2019			2018			2019			2018
	Catastrophe losses(2)	Combined ratio impact		Catastrophe losses(2)	Combined ratio impact		Catastrophe losses(2)	Combined ratio impact		Catastrophe losses(2)	Combined ratio impact
Hurricane Dorian	14.5	2.4		—	—		14.5	0.8		—	—
Typhoon Faxai	5.4	0.9		—	—		5.4	0.3		—	—
Typhoon Jebi	—	—		25.6	4.3		—	—		25.6	1.5
Hurricane Florence	—	—		27.6	4.6		—	—		27.6	1.7
Typhoon Mangkhut	—	—		8.5	1.4		—	—		8.5	0.5
Other	3.5	0.6		—	—		3.5	0.2		—	—
	23.4	3.9	points	61.7	10.3	points	23.4	1.3	points	61.7	3.7	points

(1)	Net of reinstatement premiums.

Net adverse prior year reserve development of $79.3 (4.4 combined ratio points) in the first nine months of 2019 primarily reflected deterioration in the insurance segment of $47.1 (principally related to North American casualty) and the reinsurance segment of $32.9 (principally related to Typhoon Jebi). Net favourable prior year reserve development of $13.3 and $28.4 (2.2 and 1.7 combined ratio points) in the third quarter and first nine months of 2018 primarily reflected net favourable emergence on 2017 catastrophe losses.

The commission expense ratio decreased to 10.4% in the third quarter of 2019 from 11.6% in the third quarter of 2018 and increased to 10.9% in the first nine months of 2019 from 8.9% in the first nine months of 2018 primarily due to the release of acquisition accounting adjustments that affected net premiums earned and commission expense in the third quarter and first nine months of 2019 and 2018.

The underwriting expense ratio decreased to 16.4% and 16.8% in the third quarter and first nine months of 2019 from 16.9% and 18.5% in the third quarter and first nine months of 2018, primarily reflecting increased net premiums earned and decreased underwriting expenses.

Gross premiums written increased by 18.9% and 12.5% in the third quarter and first nine months of 2019, primarily due to new business and improved pricing in the insurance segment (primarily reflecting growth in the North American operation in the excess casualty and programs lines of business, and to a lesser extent growth in the Global Markets operation) and the reinsurance segment (primarily reflecting growth and the timing of renewals in the North American property and casualty business). Net premiums written increased by 18.2% and 6.1% in the third quarter and first nine months of 2019, reflecting the growth in gross premiums written, partially offset by decreased premium retention (primarily driven by increased reinsurance purchased in the Insurance segment). Net premiums earned increased by 0.2% and 6.7% in the third quarter and first nine months of 2019, primarily reflecting the growth in net premiums written during 2018 and 2019.

Interest and dividends increased to $34.5 and $114.1 in the third quarter and first nine months of 2019 from $32.7 and $83.0 in the third quarter and first nine months of 2018 primarily reflecting higher interest income earned from the reinvestment of cash and short-term investments into higher yielding high quality U.S. corporate bonds, and higher dividends on common stocks. Share of profit of associates of $9.2 in the third quarter of 2019 primarily reflected share of profit of Peak Achievement and share of a spin off distribution gain at IIFL Holdings. Share of profit of associates of $20.4 in the first nine months of 2019 also reflected share of a significant gain at Seaspan, partially offset by share of loss of APR Energy. Share of loss of associates of $7.5 in the first nine months of 2018 primarily reflected share of loss of Peak Achievement and Farmers Edge.

Cash provided by operating activities (excluding operating cash flow activity related to investments recorded at FVTPL) increased to $587.3 in the first nine months of 2019 compared to cash used in operating activities of $217.0 in the first nine months of 2018, primarily as a result of increased net premium collections and lower net losses paid.

On April 29, 2019 Allied World paid a dividend of $126.4 to its minority shareholders (OMERS, AIMCo and others).

Fairfax Asia

	Third quarter		First nine months
	2019	2018	2019	2018
Underwriting profit (loss)	1.6	0.7	3.1	(1.3)

Loss & LAE - accident year	71.7%	74.6%	71.0%	73.5%
Commissions	14.0%	9.5%	12.6%	10.2%
Underwriting expenses	25.8%	26.4%	28.6%	28.6%
Combined ratio - accident year	111.5%	110.5%	112.2%	112.3%
Net favourable reserve development	(14.6)%	(12.0)%	(14.4)%	(11.4)%
Combined ratio - calendar year	96.9%	98.5%	97.8%	100.9%

Gross premiums written	116.9	101.4	329.0	297.5
Net premiums written	55.9	45.8	161.2	145.5
Net premiums earned	52.0	47.3	145.1	143.4
Underwriting profit (loss)	1.6	0.7	3.1	(1.3)
Interest and dividends	4.1	6.6	16.6	15.6
Share of profit (loss) of associates	2.4	(1.6)	2.3	(2.3)
Operating income	8.1	5.7	22.0	12.0
During the third quarter and first nine months of 2019 the company recorded net gains on investments of $102.1 and $249.9 related to its 9.9% equity interest in ICICI Lombard, reflecting: (i) the sale of a 5.0% equity interest in ICICI Lombard on September 26, 2019 for gross proceeds of $361.4 and net gains on investments in the third quarter and first nine months of 2019 of $39.5 and $114.0 (realized gains of $149.9, of which $110.4 and $35.9 were recorded as unrealized gains in prior quarters and prior years respectively); and (ii) unrealized net gains on investments of $62.6 and $135.9 in the third quarter and first nine months of 2019 related to the remaining 4.9% equity interest which had a fair value of $379.3 at September 30, 2019. The aggregate net gain on investment of $102.1 in the third quarter of 2019 primarily related to the removal of the discount for lack of marketability previously applied by the company to the traded market price of its ICICI Lombard common stock. Subsequent to September 30, 2019 the company sold its remaining 4.9% equity interest in ICICI Lombard for gross proceeds of $367.6 and will record in its consolidated financial reporting a net loss on investment of $9.9 in the fourth quarter of 2019 and a net gain on investment of $126.0 in the full year of 2019 (realized gains of $161.3, of which $171.2 and $35.3 were recorded as unrealized gains in prior quarters and prior years respectively).

Fairfax Asia reported underwriting profit of $1.6 and $3.1 and combined ratios of 96.9% and 97.8% in the third quarter and first nine months of 2019 compared to an underwriting profit of $0.7 and an underwriting loss of $1.3 and combined ratios of 98.5% and 100.9% in the third quarter and first nine months of 2018. The companies comprising Fairfax Asia produced combined ratios as set out in the following table:

	Third quarter		First nine months
	2019	2018	2019	2018
Falcon	100.4%	100.9%	99.7%	99.3%
Pacific Insurance	95.0%	93.3%	97.8%	102.9%
AMAG Insurance	92.5%	99.0%	93.2%	89.4%
Fairfirst Insurance	99.3%	97.8%	99.2%	99.9%
Fairfax Asia	96.9%	98.5%	97.8%	100.9%
Underwriting profit in the third quarter and first nine months of 2019 included net favourable prior year reserve development of $7.6 and $21.0 (14.6 and 14.4 combined ratio points), primarily related to automobile, property and workers' compensation loss reserves. Underwriting results in the third quarter and first nine months of 2018 included net favourable prior year reserve development of $5.7 and $16.3 (12.0 and 11.4 combined ratio points), primarily related to commercial automobile, workers' compensation and property loss reserves.
The commission expense ratio increased to 14.0% and 12.6% in the third quarter and first nine months of 2019 from 9.5% and 10.2% in the third quarter and first nine months of 2018, primarily reflecting higher commission expense in automobile lines of business, partially offset by higher commission income on the reinsurance of property and engineering lines of business.
Gross premiums written increased by 15.3% and 10.6% in the third quarter and first nine months of 2019, principally reflecting premiums of $13.0 and $19.6 written by Falcon on its 25% quota share reinsurance participation in the net underwriting result of First Capital’s insurance portfolio. The increase in the first nine months of 2019 also reflected growth in property, commercial automobile, marine and workers' compensation lines of business. First Capital has been owned by Mitsui Sumitomo Insurance Company Limited of Tokyo, Japan since December 28, 2017. Net premiums written increased by 22.1% and 10.8% in the third quarter and first nine months of 2019 reflecting the growth in gross premiums written and higher premium retention at Falcon, partially offset by lower premium retention at AMAG Insurance. Net premiums earned increased by 9.9% and 1.2% in the third quarter and first nine months of 2019, reflecting the normal time lag between the writing and earning of premiums.
Interest and dividends decreased to $4.1 in the third quarter of 2019 from $6.6 in the third quarter of 2018, primarily reflecting decreases in dividend income on common stocks and interest income on bonds. Interest and dividends increased to $16.6 in the first nine months of 2019 from $15.6 in the first nine months of 2018, primarily reflecting increases in dividend income on common stocks and interest income on cash and cash equivalents, partially offset by lower interest income on bonds.

Insurance and Reinsurance - Other

	Third quarter
	2019
	Group Re	Bryte Insurance	Advent	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter-company	Total
Underwriting profit (loss)	5.9	3.1	—	(6.8)	5.8	—	8.0

Loss & LAE - accident year	73.5%	70.4%	—	58.6%	51.1%	—	61.7%
Commissions	29.8%	15.2%	—	10.8%	22.8%	—	18.5%
Underwriting expenses	3.2%	15.5%	—	39.5%	21.3%	—	22.2%
Combined ratio - accident year	106.5%	101.1%	—	108.9%	95.2%	—	102.4%
Net favourable reserve development	(20.6)%	(5.5)%	—	(0.2)%	(2.1)%	—	(5.3)%
Combined ratio - calendar year	85.9%	95.6%	—	108.7%	93.1%	—	97.1%

Gross premiums written	52.8	91.8	—	223.4	82.4	(0.4)	450.0
Net premiums written	53.0	76.4	—	92.6	71.8	—	293.8
Net premiums earned	42.1	70.7	—	77.5	83.0	—	273.3
Underwriting profit (loss)	5.9	3.1	—	(6.8)	5.8	—	8.0
Interest and dividends	1.7	2.9	—	6.4	2.8	—	13.8
Share of loss of associates	(2.2)	—	—	—	(0.3)	—	(2.5)
Operating income (loss)	5.4	6.0	—	(0.4)	8.3	—	19.3

	Third quarter
	2018
	Group Re	Bryte Insurance	Advent	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter- company	Total
Underwriting profit (loss)	2.8	2.2	(3.2)	(16.2)	1.0	—	(13.4)

Loss & LAE - accident year	83.6%	66.5%	70.1%	66.9%	61.6%	—	68.4%
Commissions	22.6%	15.7%	25.1%	3.8%	20.2%	—	15.9%
Underwriting expenses	2.7%	18.6%	18.3%	42.1%	23.2%	—	23.9%
Combined ratio - accident year	108.9%	100.8%	113.5%	112.8%	105.0%	—	108.2%
Net (favourable) adverse reserve development	(17.2)%	(4.2)%	(7.3)%	8.4%	(6.8)%	—	(3.5)%
Combined ratio - calendar year	91.7%	96.6%	106.2%	121.2%	98.2%	—	104.7%

Gross premiums written	36.6	89.7	82.8	187.2	55.2	(3.0)	448.5
Net premiums written	34.9	70.0	62.7	89.2	43.8	—	300.6
Net premiums earned	34.4	65.2	51.5	76.2	54.3	—	281.6
Underwriting profit (loss)	2.8	2.2	(3.2)	(16.2)	1.0	—	(13.4)
Interest and dividends	(1.8)	4.1	2.1	8.4	0.5	—	13.3
Share of profit of associates	9.8	—	—	—	0.1	—	9.9
Operating income (loss)	10.8	6.3	(1.1)	(7.8)	1.6	—	9.8

	First nine months
	2019
	Group Re	Bryte Insurance	Advent	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter-company	Total
Underwriting profit (loss)	9.3	(5.1)	—	(13.2)	13.0	—	4.0

Loss & LAE - accident year	74.6%	71.5%	—	58.5%	53.3%	—	62.9%
Commissions	25.4%	17.4%	—	10.1%	21.9%	—	17.8%
Underwriting expenses	3.7%	18.3%	—	39.4%	22.4%	—	23.4%
Combined ratio - accident year	103.7%	107.2%	—	108.0%	97.6%	—	104.1%
Net favourable reserve development	(11.5)%	(4.7)%	—	(2.1)%	(3.4)%	—	(4.6)%
Combined ratio - calendar year	92.2%	102.5%	—	105.9%	94.2%	—	99.5%

Gross premiums written	136.4	260.1	—	618.8	277.2	(0.4)	1,292.1
Net premiums written	131.9	209.5	—	262.7	245.9	—	850.0
Net premiums earned	119.1	205.6	—	224.3	223.0	—	772.0
Underwriting profit (loss)	9.3	(5.1)	—	(13.2)	13.0	—	4.0
Interest and dividends	2.6	11.3	—	25.6	7.0	—	46.5
Share of loss of associates	(7.5)	—	—	—	(0.9)	—	(8.4)
Operating income	4.4	6.2	—	12.4	19.1	—	42.1

	First nine months
	2018
	Group Re	Bryte Insurance	Advent	Fairfax Latin America	Fairfax Central and Eastern Europe	Inter- company	Total
Underwriting profit (loss)	9.7	4.0	(5.0)	(31.6)	4.3	—	(18.6)

Loss & LAE - accident year	72.1%	66.4%	65.8%	63.8%	47.6%	—	62.9%
Commissions	23.3%	15.8%	25.8%	5.1%	19.9%	—	16.3%
Underwriting expenses	4.1%	18.2%	18.9%	44.7%	24.8%	—	25.0%
Combined ratio - accident year	99.5%	100.4%	110.5%	113.6%	92.3%	—	104.2%
Net (favourable) adverse reserve development	(9.1)%	(2.3)%	(7.1)%	0.2%	4.8%	—	(2.0)%
Combined ratio - calendar year	90.4%	98.1%	103.4%	113.8%	97.1%	—	102.2%

Gross premiums written	101.9	274.5	231.2	573.0	208.5	(8.7)	1,380.4
Net premiums written	98.7	212.3	162.1	290.2	171.1	—	934.4
Net premiums earned	101.6	212.0	146.2	229.5	151.7	—	841.0
Underwriting profit (loss)	9.7	4.0	(5.0)	(31.6)	4.3	—	(18.6)
Interest and dividends	(1.6)	13.5	6.5	17.7	1.4	—	37.5
Share of profit (loss) of associates	12.5	—	3.4	—	(0.3)	—	15.6
Operating income (loss)	20.6	17.5	4.9	(13.9)	5.4	—	34.5

Effective January 1, 2019 Advent was reported in the Run-off reporting segment. The decision to place Advent Syndicate 780 into run-off reflected the considerable strategic challenges it faced as it endeavored to build a significant presence in its target areas of business in an extremely competitive market place. Prior to January 1, 2019, certain ongoing classes of Advent's business were transferred to Brit (casualty, direct and faculty property binder and terrorism classes), Allied World (consumer products classes) and Newline (pet health class). The capital supporting Advent Syndicate 780 and Run-off Syndicate 3500 was made interavailable from January 1, 2019 and almost all of Advent's employees were retained within Fairfax.
Fairfax Latin America is comprised of Fairfax Brasil (established by the company in 2010) and Fairfax Latam, which writes property and casualty insurance through its operating companies in Chile, Colombia, Argentina (all acquired in 2017) and Uruguay (acquired January 31, 2018).

Fairfax Central and Eastern Europe (‘‘Fairfax CEE’’) is comprised of Colonnade Insurance and Polish Re (acquired in 2009). Colonnade Insurance writes general insurance through its Ukrainian insurance company (acquired in 2015) and through its branches in the Czech Republic, Hungary, Slovakia, Bulgaria, Poland and Romania (all acquired in 2016 and 2017). On February 14, 2019 the company completed the acquisition of AXA's property and casualty and life insurance operations in Ukraine (subsequently renamed "ARX Insurance") which contributed gross premiums written, net premiums written, net premiums earned and underwriting profit of $25.2, $23.9, $22.6 and $1.6 in the third quarter of 2019 and $62.0, $58.3, $54.2, and $4.3 in the first nine months of 2019, respectively.

The Insurance and Reinsurance – Other segment produced underwriting profit of $8.0 and $4.0 and combined ratios of 97.1% and 99.5% in the third quarter and first nine months of 2019 compared to underwriting losses of $13.4 and $18.6 and combined ratios of 104.7% and 102.2% in the third quarter and first nine months of 2018. The underwriting results in the third quarter and first nine months of 2019 included net favourable prior year reserve development of $14.4 and $35.6 (5.3 and 4.6 combined ratio points), principally reflecting net favourable prior year reserve development at Group Re, Bryte Insurance and Colonnade. The underwriting results in the third quarter and first nine months of 2018 included net favourable prior year reserve development of $9.7 and $16.5 (3.5 and 2.0 combined ratio points), principally reflecting net favourable prior year reserve development at Advent, Group Re and Bryte Insurance, partially offset by net adverse prior year reserve development at Fairfax Latam (primarily related to long tail casualty coverages in Argentina due to local macro economic conditions). Current period catastrophe losses in the third quarter and first nine months of 2019 and 2018 were nominal.

The underwriting expense ratio decreased to 22.2% and 23.4% in the third quarter and first nine months of 2019 from 23.9% and 25.0% in the third quarter and first nine months of 2018, principally reflecting improvements at Fairfax Latam (primarily related to cost efficiencies across the region) and Fairfax CEE (primarily reflecting an increase in net premiums earned).
Gross premiums written increased by 0.3% in the third quarter of 2019, principally reflecting increases at Fairfax Latin America (reflecting increased premiums written, partially offset by the unfavourable impact of foreign currency translation) and Group Re, and contributions from the acquisition of ARX Insurance at Fairfax CEE, partially offset by the transfer of Advent to Run-off. Gross premiums written decreased by 6.4% in the first nine months of 2019, principally reflecting the transfer of Advent to Run-off, partially offset by increases at Fairfax Latin America (reflecting increased premiums written, partially offset by the unfavourable impact of foreign currency translation) and Group Re, and contributions from the acquisition of ARX Insurance at Fairfax CEE. Net premiums written decreased by 2.3% and 9.0% in the third quarter and first nine months of 2019, primarily reflecting the factors that affected gross premiums written and lower premium retention at Fairfax Latam. Net premiums earned decreased by 2.9% and 8.2% in the third quarter and first nine months of 2019, consistent with the decrease in net premiums written.
Interest and dividends increased to $13.8 and $46.5 in the third quarter and first nine months of 2019 from $13.3 and $37.5 in the third quarter and first nine months of 2018, primarily reflecting higher dividend income and lower investment management expenses, partially offset by the transfer of Advent to Run-off. The increase in the first nine months of 2019 also reflected higher interest income earned on cash and cash equivalents. Share of loss of associates of $8.4 in the first nine months of 2019 primarily reflected share of loss of APR Energy and Farmers Edge, partially offset by share of a significant gain at Seaspan. Share of profit of associates of $9.9 and $15.6 in the third quarter and first nine months of 2018 principally reflected share of profit of Seaspan (acquired on February 14, 2018).

Run-off

	Third quarter		First nine months
	2019	2018	First quarter 2019 reinsurance transaction(2)	Run-off(1)(3)	2019(1)	2018
Gross premiums written	(1.1)	(0.1)	561.5	31.4	592.9	0.5
Net premiums written	0.2	(0.1)	561.5	1.8	563.3	(0.3)
Net premiums earned	12.2	1.2	561.5	63.5	625.0	5.3
Losses on claims, net	(7.7)	(33.0)	(556.8)	(43.6)	(600.4)	(48.0)
Operating expenses	(36.5)	(30.9)	—	(119.6)	(119.6)	(89.1)
Interest and dividends	13.7	9.6	—	45.2	45.2	32.3
Share of profit (loss) of associates	4.1	3.9	—	4.8	4.8	(2.8)
Operating income (loss)	(14.2)	(49.2)	4.7	(49.7)	(45.0)	(102.3)

(1)
Effective April 1, 2019 Run-off ceded to Brit, for initial consideration of $17.6, a portfolio of business written by Advent Syndicate 780 related to accident years 2018 and prior, comprised of property direct and facultative, property binders and terrorism policies (the "second quarter 2019 Brit reinsurance transaction").

(2)
Effective January 1, 2019 Run-off Syndicate 3500 reinsured a portfolio of business predominantly comprised of casualty (principally employers' liability and public liability), professional indemnity, property, marine and aviation exposures relating to accident years 2018 and prior (the "first quarter 2019 reinsurance transaction"). Pursuant to this transaction Run-off Syndicate 3500 assumed $556.8 of net insurance contract liabilities for consideration of $561.5.

(3)	Run-off excluding the first quarter 2019 reinsurance transaction.

Effective January 1, 2019 Advent was reported in the Run-off reporting segment. Refer to the Insurance and Reinsurance - Other section of this MD&A for additional details. References to the first nine months of 2019 throughout the remainder of this section exclude the impact of the first quarter 2019 reinsurance transaction.
Run-off reported operating losses of $14.2 and $49.7 in the third quarter and first nine months of 2019 compared to operating losses of $49.2 and $102.3 in the third quarter and first nine months of 2018. Net premiums earned of $12.2 and $63.5 in the third quarter and first nine months of 2019 principally reflected the run-off of Advent's unearned premium reserve ($19.1 and $82.7), partially offset by net premiums ceded to Brit ($6.2 and $18.6, related to the second quarter 2019 Brit reinsurance transaction). Losses on claims of $7.7 and $43.6 in the third quarter and first nine months of 2019 principally reflected the losses on claims associated with the run-off of Advent's unearned premium reserve ($10.7 and $52.6), partially offset by losses ceded to Brit ($2.6 and $9.6, related to the second quarter 2019 Brit reinsurance transaction). Losses on claims of $33.0 and $48.0 in the third quarter and first nine months of 2018 principally reflected net adverse prior year reserve development related to asbestos loss reserves at U.S. Run-off.
Operating expenses increased to $36.5 and $119.6 in the third quarter and first nine months of 2019 from $30.9 and $89.1 in the third quarter and first nine months of 2018, primarily as a result of $5.7 and $23.5 of commission expense related to the run-off of Advent's unearned premium reserve and increased employee compensation expense, partially offset by commission income related to the second quarter 2019 Brit reinsurance transaction.
Interest and dividends increased to $13.7 and $45.2 in the third quarter and first nine months of 2019 from $9.6 and $32.3 in the third quarter and first nine months of 2018, primarily reflecting higher interest income earned on short-term investments, higher yielding short-dated U.S. treasury bonds and high quality U.S. corporate bonds, partially offset by lower interest income earned as a result of a reduction in holdings of U.S. municipal bonds in 2018. Share of profit of associates of $4.8 in the first nine months of 2019 primarily reflected share of a significant gain at Seaspan and share of a spin off distribution gain at IIFL Holdings, partially offset by share of loss of APR Energy.
During the first nine months of 2019 the holding company made capital contributions of $169.9 to Run-off comprised of the net assets of Advent ($84.9) and cash ($85.0) to support the first quarter 2019 reinsurance transaction. During the first nine months of 2018 the holding company made a cash capital contribution of $17.0 to Run-off.

Other

	Third quarter
	2019
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	507.3	102.3	253.5	529.5	1,392.6
Expenses	(488.1)	(126.3)	(257.7)	(558.5)	(1,430.6)
Pre-tax income (loss) before interest expense and other	19.2	(24.0)	(4.2)	(29.0)	(38.0)
Interest and dividends	2.2	(7.0)	—	3.3	(1.5)
Share of profit (loss) of associates	—	52.7	1.4	(6.4)	47.7
Net gains (losses) on investments	(2.0)	16.1	0.3	—	14.4
Pre-tax income (loss) before interest expense	19.4	37.8	(2.5)	(32.1)	22.6

	Third quarter
	2018
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	510.5	108.5	221.4	237.0	1,077.4
Expenses	(490.0)	(105.8)	(223.8)	(210.5)	(1,030.1)
Pre-tax income (loss) before interest expense and other	20.5	2.7	(2.4)	26.5	47.3
Interest and dividends	2.1	(2.8)	—	4.9	4.2
Share of profit (loss) of associates	0.7	13.4	3.9	(3.8)	14.2
Net gains (losses) on investments	0.2	29.9	(17.9)	(2.8)	9.4
Pre-tax income (loss) before interest expense	23.5	43.2	(16.4)	24.8	75.1

	First nine months
	2019
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	1,462.9	325.0	827.3	1,274.0	3,889.2
Expenses	(1,414.8)	(322.7)	(826.7)	(1,298.8)	(3,863.0)
Pre-tax income (loss) before interest expense and other	48.1	2.3	0.6	(24.8)	26.2
Interest and dividends	6.3	(19.9)	—	10.1	(3.5)
Share of profit (loss) of associates	(0.1)	165.4	5.0	(29.1)	141.2
Net gains (losses) on investments	4.0	65.9	(0.1)	8.8	78.6
Pre-tax income (loss) before interest expense	58.3	213.7	5.5	(35.0)	242.5

	First nine months
	2018
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	1,283.6	326.5	974.2	560.3	3,144.6
Expenses	(1,223.2)	(316.1)	(957.2)	(497.5)	(2,994.0)
Pre-tax income before interest expense and other	60.4	10.4	17.0	62.8	150.6
Interest and dividends	6.2	(6.8)	—	10.3	9.7
Share of profit of associates	0.2	63.0	4.4	16.9	84.5
Net gains (losses) on investments	(1.0)	27.6	855.4	(7.8)	874.2
Pre-tax income before interest expense	65.8	94.2	876.8	82.2	1,119.0

(1)	Comprised primarily of Recipe and its subsidiaries, Toys "R" Us Canada (acquired on May 31, 2018), Praktiker, Golf Town, Sporting Life, Kitchen Stuff Plus and William Ashley.

(2)
Comprised of Fairfax India and its subsidiaries NCML, Fairchem and Saurashtra Freight. These results differ from those published by Fairfax India due to Fairfax India's application of investment entity accounting under IFRS.

(3)
Comprised of Thomas Cook India and its subsidiaries Sterling Resorts and Quess (deconsolidated on March 1, 2018). These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Indian Accounting Standards, and acquisition accounting adjustments.

(4)
Comprised primarily of AGT (consolidated on April 17, 2019), Dexterra (acquired on March 7, 2018), Grivalia Properties (deconsolidated on May 17, 2019), Mosaic Capital, Pethealth, Boat Rocker, Fairfax Africa and its subsidiary CIG (consolidated on January 4, 2019), and Rouge Media.

Restaurants and retail
The decrease in the revenue and expenses of Restaurants and retail in the third quarter of 2019 primarily reflected decreased business volume at Toys "R" Us Canada, partially offset by growth in business volume at Recipe. The increase in the revenue and expenses of Restaurants and retail in the first nine months of 2019 primarily reflected the consolidation of Toys "R" Us Canada on May 31, 2018 and growth in business volume at Recipe.
Fairfax India
On May 31, 2019 IIFL Holdings Limited ("IIFL Holdings") spun off its wholly-owned subsidiary IIFL Securities Limited ("IIFL Securities", comprised of investment brokerage, distribution and investment banking businesses) and its 53.3% equity interest in its subsidiary IIFL Wealth Management Limited ("IIFL Wealth", comprised of wealth, asset management and alternative investment fund businesses) in a non-cash transaction. IIFL Holdings was renamed IIFL Finance Limited ("IIFL Finance", comprised of loans and mortgages businesses) and continues to be publicly listed. The shares of IIFL Wealth and IIFL Securities were listed on the Bombay Stock Exchange and National Stock Exchange of India in September of 2019.

During the first nine months of 2019 Fairfax India acquired a 48.5% equity interest in Seven Islands Shipping Limited ("Seven Islands") for $83.8 (5.8 billion Indian rupees). Seven Islands is a private shipping company headquartered in Mumbai, India that transports products along the Indian coast and in international waters.

During the first nine months of 2019 Fairfax India increased its equity interest in CSB Bank Limited ("CSB Bank", formerly The Catholic Syrian Bank Limited) to 50.1% for cash consideration of $80.9. CSB Bank, established in 1920, is a private company headquartered in Thrissur, India, offering banking services through branches and automated teller machines across India.

Fairfax India's revenue and expenses remained stable in the first nine months of 2019 compared to the first nine months of 2018, primarily reflecting decreased business volume at NCML largely offset by growth in business volume at Fairchem.

The increase in share of profit of associates in the third quarter and first nine months of 2019 primarily reflected share of a spin off distribution gain at IIFL Holdings of $172.9.

The decrease in net gains on investments in the third quarter of 2019 primarily reflected lower net gains on corporate bonds, partially offset by net gains on common stocks in the third quarter of 2019 (compared to net losses in the third quarter of 2018). The increase in net gains on investments in the first nine months of 2019 primarily reflected lower foreign exchange losses on Fairfax India's U.S. dollar borrowings and higher net gains on common stocks, partially offset by lower net gains on corporate bonds.

Thomas Cook India
On March 28, 2019 Thomas Cook India acquired a 51.0% equity interest in DEI Holdings Limited ("DEI") for $20.4 (1.4 billion Indian rupees). DEI is an imaging solutions and services provider for the attractions industry headquartered in Dubai with over 250 locations worldwide.

The increase in the revenue and expenses of Thomas Cook India in the third quarter of 2019 primarily reflected growth in business volume at Thomas Cook India. The decrease in the revenue and expenses of Thomas Cook India in the first nine months of 2019 primarily reflected the deconsolidation of Quess on March 1, 2018, partially offset by growth in business volume. Net gains on investments in the first nine months of 2018 included the non-cash gain of $889.9 recognized on deconsolidation of Quess.
Other
On May 17, 2019 Grivalia Properties REIC ("Grivalia Properties") merged into Eurobank Ergasias S.A. (“Eurobank”), as a result of which shareholders of Grivalia Properties, including the company, received 15.8 newly issued Eurobank shares in exchange for each share of Grivalia Properties. Accordingly, the company deconsolidated Grivalia Properties from the Other reporting segment, recognized a non-cash gain of $171.3 and reduced non-controlling interests by $466.2. In connection with the merger Grivalia Properties had paid a pre-merger capital dividend of €0.42 per share on February 5, 2019. The company owned approximately 53% of Grivalia Properties and 18% of Eurobank prior to the merger, and owned 32.4% of Eurobank upon completion of the merger. Eurobank is a financial services provider in Greece and is listed on the Athens Stock Exchange.
On April 17, 2019 AGT Food & Ingredients Inc. (“AGT”) completed its previously announced management-led privatization for Cdn$18.00 per common share. The buying group, comprised of the company, AGT management and other co-investors, acquired through a newly formed subsidiary of the company all AGT common shares not already owned by the buying group for cash consideration of $226.5 (Cdn$301.8), resulting in the company holding a 69.9% controlling equity interest in AGT upon closing. The newly formed subsidiary also acquired the buying group's AGT shares in exchange for its own shares and then amalgamated with AGT, resulting in the company owning 59.6% of the amalgamated entity (subsequently renamed AGT), and AGT management and other co-investors owning the remainder. Additionally, the company holds warrants that, if exercised, would increase its equity interest in AGT to approximately 80%. AGT is a supplier of pulses, staple foods and food ingredients.
On January 4, 2019 Fairfax Africa acquired an additional 41.2% equity interest in Consolidated Infrastructure Group ("CIG") for $44.9 (628.3 million South African rand) which increased its total equity interest in CIG to 49.1%. Fairfax Africa has de facto control of CIG as its largest shareholder, and as an owner of currently exercisable CIG convertible debentures that would provide majority voting control if converted. CIG is a pan-African engineering infrastructure company listed on the Johannesburg Stock Exchange.

The increase in the revenue and expenses of Other in the third quarter and first nine months of 2019 primarily reflected the consolidation of AGT (on April 17, 2019) and CIG (on January 4, 2019), partially offset by the deconsolidation of Grivalia Properties (on May 17, 2019). The increase in the first nine months of 2019 also reflected the consolidation of Dexterra (on March 7, 2018) and growth in business volume at Boat Rocker (principally as a result of business acquisitions in 2018 and 2019) and Mosaic Capital.
Share of loss of associates of $29.1 in the first nine months of 2019 primarily reflected Fairfax Africa's share of loss of Atlas Mara, partially offset by its share of profit of AFGRI. Share profit of associates of $16.9 in the first nine months of 2018 primarily reflected Fairfax Africa's share of profit of Atlas Mara, partially offset by its share of loss of AFGRI.
The increase in net gains on investments in the third quarter and first nine months of 2019 primarily reflected net gains on corporate bonds and short term investments at Fairfax Africa.
Investments
Interest and Dividends
Interest and dividends of $214.9 and $672.4 in the third quarter and first nine months of 2019 increased from $193.7 and $582.6 in the third quarter and first nine months of 2018, primarily reflecting increases in interest income earned from the reinvestment of cash and short-term investments into higher yielding, high quality U.S. corporate bonds starting from the second half of 2018, partially offset by lower interest income earned from a reduction in holdings of U.S. municipal bonds in 2018. The increase in the first nine months of 2019 was also due to higher interest income earned from the reinvestment of cash and short-term investments into higher yielding, short-dated U.S. treasury bonds and Canadian government bonds in the second half of 2018 and higher dividend income earned on common stocks.
Total return swap income decreased to $2.3 and $6.8 in the third quarter and first nine months of 2019 from $3.4 and $13.4 in the third quarter and first nine months of 2018, primarily reflecting lower dividend income earned on long equity total return swaps.

Share of Profit of Associates

Share of profit of associates increased to $149.6 in the third quarter of 2019 from $63.9 in the third quarter of 2018, primarily reflecting increased share of profit of Eurolife and additional share of a spin off distribution gain at IIFL Holdings, partially offset by decreased share of profit of Resolute and share of loss of APR Energy (compared to share of profit in the third quarter of 2018).

Share of profit of associates increased to $415.1 in the first nine months of 2019 from $126.9 in the first nine months of 2018, primarily reflecting share of a spin off distribution gain at IIFL Holdings, increased share of profit of Eurolife, share of a significant gain at Seaspan, share of profit of AFGRI (compared to share of loss in the first nine months of 2018) and a non-cash impairment charge related to Thai Re ($33.2) in the first nine months of 2018, partially offset by share of loss of Atlas Mara (compared to share of profit in the first nine months of 2018) and increased share of loss of APR Energy.

For further details refer to note 6 (Investments in Associates) to the interim consolidated financial statements for the three and nine months ended September 30, 2019.

Net Gains (Losses) on Investments
Net gains (losses) on investments for the three and nine months ended September 30, 2019 and 2018 were comprised as follows:

	Third quarter
	2019			2018
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks(1)	166.1	(126.8)	39.3	34.5	(43.8)	(9.3)
Preferred stocks - convertible	—	(3.0)	(3.0)	5.1	(2.2)	2.9
Bonds - convertible	—	(20.6)	(20.6)	—	56.8	56.8
Other equity derivatives(2)(3)(4)	3.6	(8.9)	(5.3)	15.4	(89.3)	(73.9)
Gain (loss) on disposition of non-insurance associate	1.0	—	1.0	17.6	—	17.6
Long equity exposures	170.7	(159.3)	11.4	72.6	(78.5)	(5.9)
Short equity exposures and equity hedges(3)	—	(17.9)	(17.9)	(49.2)	143.4	94.2
Net equity exposures and financial effects	170.7	(177.2)	(6.5)	23.4	64.9	88.3
Bonds	14.3	48.0	62.3	44.1	(29.7)	14.4
CPI-linked derivatives	—	13.1	13.1	—	(1.8)	(1.8)
U.S. treasury bond forwards	(73.4)	23.3	(50.1)	(6.6)	25.6	19.0
Other derivatives	—	(22.3)	(22.3)	0.1	4.9	5.0
Foreign currency	(74.8)	(16.0)	(90.8)	12.8	(103.8)	(91.0)
Gain on disposition of insurance and reinsurance associate	(0.2)	—	(0.2)	—	—	—
Other	11.7	(13.9)	(2.2)	0.1	7.2	7.3
Net gains (losses) on investments	48.3	(145.0)	(96.7)	73.9	(32.7)	41.2

Net gains (losses) on bonds is comprised as follows:
Government bonds	6.6	(19.1)	(12.5)	(19.4)	(14.5)	(33.9)
U.S. states and municipalities	1.1	11.2	12.3	66.8	(77.7)	(10.9)
Corporate and other	6.6	55.9	62.5	(3.3)	62.5	59.2
	14.3	48.0	62.3	44.1	(29.7)	14.4

	First nine months
	2019			2018
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks(1)	333.1	361.0	694.1	154.6	(63.8)	90.8
Preferred stocks - convertible	—	(0.5)	(0.5)	5.1	(2.7)	2.4
Bonds - convertible	(4.4)	(1.1)	(5.5)	(0.2)	(27.3)	(27.5)
Other equity derivatives(2)(3)(4)	98.9	2.8	101.7	76.8	41.4	118.2
Gain (loss) on disposition of non-insurance associate	0.7	—	0.7	29.6	—	29.6
Gain on deconsolidation of non-insurance company(5)	171.3	—	171.3	889.9	—	889.9
Long equity exposures	599.6	362.2	961.8	1,155.8	(52.4)	1,103.4
Short equity exposures(3)	(7.9)	117.0	109.1	(248.0)	294.7	46.7
Net equity exposures and financial effects	591.7	479.2	1,070.9	907.8	242.3	1,150.1
Bonds(6)	(260.2)	471.6	211.4	105.2	(240.4)	(135.2)
CPI-linked derivatives	—	4.4	4.4	—	(21.0)	(21.0)
U.S. treasury bond forwards	(147.8)	39.1	(108.7)	39.1	25.8	64.9
Other derivatives	23.0	(104.6)	(81.6)	0.1	23.6	23.7
Foreign currency	(14.6)	(65.4)	(80.0)	(22.4)	(150.5)	(172.9)
Gain on disposition of insurance and reinsurance associate(7)	10.2	—	10.2	—	—	—
Other(4)	(5.4)	54.6	49.2	(27.8)	35.4	7.6
Net gains on investments	196.9	878.9	1,075.8	1,002.0	(84.8)	917.2

Net gains (losses) on bonds is comprised as follows:
Government bonds	13.7	67.5	81.2	(69.1)	(69.3)	(138.4)
U.S. states and municipalities	11.3	47.7	59.0	183.4	(229.0)	(45.6)
Corporate and other	(285.2)	356.4	71.2	(9.1)	57.9	48.8
	(260.2)	471.6	211.4	105.2	(240.4)	(135.2)

(1)
During the third quarter of 2019 the company sold a 5.0% equity interest in ICICI Lombard for gross proceeds of $361.4 and recorded net gains on investments in the third quarter and first nine months of 2019 of $39.5 and $114.0 (realized gains of $149.9, of which $110.4 and $35.9 were recorded as unrealized gains in prior quarters and prior years respectively). During the third quarter and first nine months of 2019 the company also recorded unrealized net gains on investments of $62.6 and $135.9 on its remaining 4.9% equity interest in ICICI Lombard. The aggregate net gain on investment of $102.1 recorded during the third quarter of 2019 primarily related to the removal of the discount for lack of marketability previously applied by the company to the traded market price of its ICICI Lombard common stock. Subsequent to September 30, 2019 the company sold its remaining 4.9% equity interest in ICICI Lombard for gross proceeds of $367.6 and will record in its consolidated financial reporting a net loss on investment of $9.9 in the fourth quarter of 2019 and a net gain on investment of $126.0 in the full year of 2019 (realized gains of $161.3, of which $171.2 and $35.3 were recorded as unrealized gains in prior quarters and prior years respectively).

(2)	Other equity derivatives include long equity total return swaps, equity warrant forward contracts, and equity warrants and call options.

(3)
Gains and losses on equity and equity index total return swaps that are regularly renewed as part of the company's long term risk management objectives are presented within net change in unrealized gains (losses).

(4)
Includes the Seaspan equity warrants and equity warrant forward contracts. See note 6 (Investments in Associates) to the interim consolidated financial statements for the three and nine months ended September 30, 2019.

(5)
On May 17, 2019 the company deconsolidated Grivalia Properties upon its merger into Eurobank and recognized a non-cash gain of $171.3. On March 1, 2018 the company deconsolidated Quess upon it becoming a joint arrangement of Thomas Cook India and recognized a non-cash gain of $889.9. See note 23 (Acquisitions and Divestitures) to the consolidated financial statements for the year ended December 31, 2018.

(6)
On June 28, 2019 EXCO emerged from bankruptcy protection and settled the company's EXCO bonds with common shares, resulting in the company recording a net loss on investment of $179.3 (realized losses of $296.3, of which $117.0 was recorded as unrealized losses in prior years). See note 6 (Investments in Associates) to the interim consolidated financial statements for the three and nine months ended September 30, 2019.

(7)
On April 18, 2019 Brit acquired the remaining 50.0% equity interest in Ambridge Partners LLC ("Ambridge Partners") that it did not already own for $46.6, remeasured its existing equity interest to fair value for a gain of $10.4, and commenced consolidating Ambridge Partners.

Net equity exposure and financial effects: During the third quarter and first nine months of 2019 the company's net equity exposures (long equity exposures net of short equity exposures) produced net losses of $6.5 and net gains of $1,070.9 (2018 - net gains of $88.3 and $1,150.1). Net gains on long equity exposures of $11.4 in the third quarter of 2019 were primarily comprised of net gains on common stocks ($39.3), partially offset by net losses on convertible bonds ($20.6). Net gains on long equity exposures of $961.8 in the first nine months of 2019 were primarily comprised of net gains on common stocks ($694.1), the net gain on deconsolidation of Grivalia Properties ($171.3), net gains on equity warrant forward contracts ($65.2) and net gains on equity warrants and call options ($50.6). The company's short equity exposures and equity hedges produced net losses of $17.9 in the third quarter of 2019 and net gains of $109.1 in the first nine months of 2019 (2018 - net gains of $94.2 and $46.7).
Within the interim consolidated financial statements for the three and nine months ended September 30, 2019, refer to note 7 (Short Sales and Derivatives) for details of the company's equity and equity index total return swaps, and note 16 (Financial Risk Management, under the heading "Market Price Fluctuations") for a tabular analysis summarizing the net effect of the company's equity and equity-related holdings (long exposures net of short exposures) on the company's financial position and results of operations.
Bonds: Net gains on bonds of $62.3 in the third quarter of 2019 (2018 - net gains of $14.4) were primarily comprised of net gains on corporate and other bonds ($62.5), U.S. state and municipal bonds ($12.3) and U.S. treasury bonds ($8.1), partially offset net loss on India government bonds ($8.7). Net gains on bonds of $211.4 in the first nine months of 2019 (2018 - net losses of $135.2) were primarily comprised of net gains on corporate and other bonds ($71.2, inclusive of net losses on EXCO bonds), net gains on U.S. treasury bonds ($62.0), U.S. state and municipal bonds ($59.0) and India government bonds ($16.6). To reduce its exposure to interest rate risk (primarily exposure to long dated U.S. treasury bonds, U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company holds forward contracts to sell long dated U.S. treasury bonds. The U.S. treasury bond forwards produced net losses of $50.1 and $108.7 in the third quarter and first nine months of 2019 (2018 - net gains of $19.0 and $64.9).
CPI-linked derivatives: The company’s CPI-linked derivative contracts produced net unrealized gains of $13.1 and $4.4 in the third quarter and first nine months of 2019 (2018 - net unrealized losses of $1.8 and $21.0). Refer to note 7 (Short Sales and Derivatives, under the heading "CPI-linked derivative contracts") to the interim consolidated financial statements for the three and nine months ended September 30, 2019 for further details.
Foreign currency: Net losses on foreign currency in the third quarter and first nine months of 2019 of $90.8 and $80.0 (2018 – $91.0 and $172.9) primarily reflected foreign currency net losses on investing activities of $58.2 and $41.7 (principally related to investments denominated in the euro and Indian rupee, both of which weakened against the U.S. dollar) and foreign currency net losses on foreign currency contracts of $35.4 and $56.7.

Interest Expense
Consolidated interest expense was comprised as follows:

	Third quarter		First nine months
	2019	2018	2019	2018
Interest expense on borrowings:
Holding company	51.9	47.6	163.5	151.6
Insurance and reinsurance companies	13.8	13.2	42.8	42.0
Non-insurance companies(1)	36.6	24.0	97.9	66.3
	102.3	84.8	304.2	259.9
Interest expense on lease liabilities:(2)
Holding company and insurance and reinsurance companies	4.7	—	14.8	—
Non-insurance companies(1)	14.5	—	36.0	—
	19.2	—	50.8	—

Interest expense as presented in the consolidated statement of earnings	121.5	84.8	355.0	259.9

(1)	Borrowings and interest expense of the non-insurance companies are non-recourse to the holding company.

(2)
Represents accretion of lease liabilities using the effective interest method subsequent to the adoption of IFRS 16 on January 1, 2019. See note 3 (Significant Accounting Policies) to the interim consolidated financial statements for the three and nine months ended September 30, 2019 for details.

The increase in interest expense on borrowings at the holding company in the third quarter and first nine months of 2019 principally reflected higher borrowings on the holding company credit facility year-over-year and the issuance on June 14, 2019 of Cdn$500.0 principal amount of 4.23% senior notes due 2029, partially offset by the redemption on July 15, 2019 of the remaining Cdn$395.6 principal amount of 6.40% senior notes due 2021. The increase in the first nine months of 2019 was also due to the issuance on April 17, 2018 of $600.0 principal amount of 4.85% senior notes due 2028 and the issuance of €750.0 principal amount of 2.75% unsecured senior notes due 2028 on March 29, 2018 (€600.0) and May 18, 2018 (€150.0), partially offset by the redemption on June 15, 2018 of $500.0 principal amount of 5.80% senior notes due 2021, the redemption on April 30, 2018 of Cdn$267.3 principal amount of 7.25% senior notes due 2020 and the repayment on April 15, 2018 of $144.2 principal amount of 7.375% senior notes on maturity.
The increase in interest expense on borrowings at the insurance and reinsurance companies in the third quarter and first nine months of 2019 principally reflected increased borrowing by Brit on its revolving credit facility. The increase in the first nine months of 2019 was partially offset by the repurchase and redemption during 2018 of Allied World's $300.0 principal amount of 5.50% senior notes due 2020.
The increase in interest expense on borrowings at the non-insurance companies in the third quarter and first nine months of 2019 principally reflected the consolidation of AGT (on April 17, 2019) and CIG (on January 4, 2019), partially offset by the deconsolidation of Grivalia Properties (on May 17, 2019). The increase in the first nine months of 2019 was also due to increased borrowings at Fairfax India (primarily related to the replacement in 2018 of its $400.0 one-year term loan due July 2018 with a $550.0 one-year term loan that was renewed in June 2019), partially offset by the deconsolidation of Quess (on March 1, 2018).
Interest expense by reporting segment is set out in the Sources of Net Earnings section of this MD&A.
For further details on the company's borrowings refer to note 10 (Borrowings) to the interim consolidated financial statements for the three and nine months ended September 30, 2019 and note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2018.
Corporate Overhead and Other
Corporate overhead and other consists primarily of the expenses of all of the group holding companies, net of investment management and administration fees earned by the holding company and interest and dividends earned on holding company cash and investments.

	Third quarter		First nine months
	2019	2018	2019	2018
Fairfax corporate overhead	37.0	15.6	104.6	97.7
Subsidiary holding companies' corporate overhead	4.4	13.1	22.1	38.7
Subsidiary holding companies' non-cash intangible asset amortization(1)	24.1	26.6	72.4	81.8
Total corporate overhead	65.5	55.3	199.1	218.2
Holding company interest and dividends	(6.0)	(5.1)	(26.9)	(30.6)
Holding company share of profit of associates	(62.1)	(9.3)	(184.5)	(20.3)
Investment management and administration fees and other	(35.1)	(38.3)	(108.5)	(112.4)
Loss on repurchase of long term debt	23.7	—	23.7	58.9
	(14.0)	2.6	(97.1)	113.8

(1)	Non-cash intangible asset amortization is principally related to customer and broker relationships.
Fairfax corporate overhead increased to $37.0 and $104.6 in the third quarter and first nine months of 2019 from $15.6 and $97.7 in the third quarter and first nine months of 2018, primarily reflecting a lawsuit settlement benefit of $20.0 in 2018, partially offset by decreased consulting fees. The increase in the first nine months of 2019 was also partially offset by decreased employee compensation expense.
Subsidiary holding companies' corporate overhead decreased to $4.4 and $22.1 in the third quarter and first nine months of 2019 from $13.1 and $38.7 in the third quarter and first nine months of 2018, primarily reflecting restructuring costs incurred at Fairfax Latam and Advent in 2018, and decreased employee compensation expense. The decrease in the first nine months of 2019 was also due to decreased legal and consulting fees.
Subsidiary holding companies' non-cash intangible asset amortization of $24.1 and $72.4 in the third quarter and first nine months of 2019 and $26.6 and $81.8 in the third quarter and first nine months of 2018 primarily related to amortization of intangible assets at Allied World and Crum & Forster.
Holding company interest and dividends included total return swap income of $1.0 and $2.6 in the third quarter and first nine months of 2019 compared to $1.8 and $5.6 in the third quarter and first nine months of 2018. Excluding the impact of total return swap income, holding company interest and dividends of $5.0 and $24.3 in the third quarter and first nine months of 2019 was stable compared to $3.3 and $25.0 in the third quarter and first nine months of 2018.
Holding company share of profit of associates increased to $62.1 and $184.5 in the third quarter and first nine months of 2019 from $9.3 and $20.3 in the third quarter and first nine months of 2018, primarily reflecting higher share of profit of Eurolife. The increase in the first nine months of 2019 also included the holding company's share of a significant gain at Seaspan.

Investment management and administration fees and other of $35.1 and $108.5 in the third quarter and first nine months of 2019 (2018 - $38.3 and $112.4) were primarily comprised of investment and administration fees received from the insurance and reinsurance subsidiaries of $35.9 and $109.3 (2018 - $38.0 and $112.4).
Loss on repurchase of long term debt of $23.7 in the third quarter and first nine months of 2019 related to the redemption on July 15, 2019 of the company's remaining Cdn$395.6 principal amount of 6.40% unsecured senior notes due May 25, 2021. Loss on repurchase of long term debt of $58.9 in the first nine months of 2018 was primarily comprised of a loss of $19.6 related to the redemption on April 30, 2018 of the company's $207.3 (Cdn$267.3) principal amount of 7.25% senior notes due June 22, 2020 and a loss of $38.2 related to the redemption on June 15, 2018 of the company's $500.0 principal amount of 5.80% senior notes due May 15, 2021.
Net gains (losses) on investments attributable to the Corporate and Other reporting segment are set out in the Investments section of this MD&A.

Income Taxes
For details of the provision for (recovery of) income taxes in the third quarters and first nine months of 2019 and 2018, refer to note 13 (Income Taxes) to the interim consolidated financial statements for the three and nine months ended September 30, 2019.
Consolidated Balance Sheet Summary
Changes to the assets and liabilities in the company's consolidated balance sheet at September 30, 2019 compared to December 31, 2018 were primarily due to the consolidation of AGT (April 17, 2019) and CIG (January 4, 2019), the deconsolidation of Grivalia Properties (May 17, 2019), net unrealized appreciation of investments, the first quarter 2019 reinsurance transaction and the adoption of IFRS 16 on January 1, 2019. For additional details, refer to note 15 (Acquisitions and Divestitures) and note 3 (Summary of Significant Accounting Policies) to the interim consolidated financial statements for the three and nine months ended September 30, 2019, and the Components of Net Earnings section of this MD&A under the heading "Run-off".
Holding company cash and investments increased to $1,701.8 ($1,699.0 net of $2.8 of holding company short sale and derivative obligations) at September 30, 2019 from $1,557.2 ($1,550.6 net of $6.6 of holding company short sale and derivative obligations) at December 31, 2018, primarily reflecting net proceeds from the issuance of Cdn$500.0 principal amount of 4.23% unsecured senior notes due June 14, 2029 of $371.5 and borrowings on the holding company credit facility of $500.0, partially offset by the redemption of the remaining Cdn$395.6 principal amount of 6.40% unsecured senior notes due May 25, 2021, payments of common and preferred share dividends, capital contributions to subsidiaries and purchases of subordinate voting shares for cancellation of $118.0 and for treasury of $104.3 (for use in the company's share-based payment awards). Significant cash movements at the holding company level during the third quarter and first nine months of 2019 are as set out in the Financial Condition section of this MD&A under the heading "Liquidity". Subsequent to September 30, 2019 the company repaid $250.0 on its credit facility.
Insurance contract receivables increased by $543.7 to $5,654.4 at September 30, 2019 from $5,110.7 at December 31, 2018, primarily reflecting increased business volumes and the timing of contract renewals (principally at Odyssey Group).
Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $39,904.6 ($39,814.7 net of subsidiary short sale and derivative obligations) at September 30, 2019 compared to $37,432.9 ($37,290.0 net of subsidiary short sale and derivative obligations) at December 31, 2018. The increase of $2,524.7 principally reflected net unrealized appreciation of common stocks, the merger of Grivalia Properties into Eurobank, the spin off distribution by IIFL Holdings and the receipt of cash and investments in connection with the first quarter 2019 reinsurance transaction, partially offset by net unrealized depreciation of other derivative contracts, in addition to specific factors which caused movements in portfolio investments as discussed in the paragraphs that follow.
Subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $3,473.7, primarily reflecting net proceeds received from sales and maturities of short-dated U.S. treasury bonds and receipt of dividends and distributions from investments in associates, partially offset by the reinvestment of cash and short-term investments into U.S. corporate bonds and investments in private placement corporate bonds.
Bonds (including bonds pledged for short sale and derivative obligations) decreased by $2,791.4 primarily reflecting sales and maturities of short-dated U.S. treasury bonds, partially offset by the reinvestment of cash and short-term investments into U.S. corporate bonds.
Common stocks increased by $1,099.3 primarily reflecting net unrealized appreciation, the merger of Grivalia Properties into Eurobank and the spin off distribution by IIFL Holdings.
Investments in associates increased by $607.8 primarily reflecting additional investments in Seaspan ($362.7) and CSB Bank ($80.9 by Fairfax India), share of profit of associates ($415.1), investments in EXCO ($228.7) and Seven Islands ($83.8, by Fairfax India) and the consolidation of CIG's equity accounted associates ($51.9, by Fairfax Africa), partially offset by the spin off distribution by IIFL Holdings, the deconsolidation of Grivalia Properties' equity accounted associates ($68.5) and the recognition of distributions and dividends.
Derivatives and other invested assets, net of short sale and derivative obligations, increased by $174.2 primarily reflecting investments in U.S. investment property and lower net payables to counterparties to U.S. treasury bond forward contracts and total return swaps, partially offset by higher net payables to counterparties for other derivatives (reflecting the consolidation of AGT).
Recoverable from reinsurers increased by $314.4 to $8,715.3 at September 30, 2019 from $8,400.9 at December 31, 2018, primarily due to recoverables acquired by European Run-off as part of the first quarter 2019 reinsurance transaction and an increase in reinsurers' share of unearned premiums reflecting higher business volumes and increased use of reinsurance (primarily at Allied World and Brit).

Deferred income taxes decreased by $188.4 to $309.5 at September 30, 2019 from $497.9 at December 31, 2018, primarily due to decreases in timing differences and tax credits in the U.S., the utilization of deferred tax assets at Allied World and the recognition of deferred tax liabilities on the spin off distribution by IIFL Holdings, partially offset by the consolidation of the deferred tax assets of AGT.
Goodwill and intangible assets increased by $526.7 to $6,203.6 at September 30, 2019 from $5,676.9 at December 31, 2018, primarily as a result of the consolidation of AGT and CIG, incremental business acquisitions at Brit, Boat Rocker and Thomas Cook India, and the impact of foreign currency translation (principally the strengthening of the Canadian dollar relative to the U.S. dollar), partially offset by amortization of intangible assets.
Other assets increased by $1,337.3 to $5,905.6 at September 30, 2019 from $4,568.3 at December 31, 2018, primarily due to the recognition of right-of-use assets and finance lease receivables on adoption of IFRS 16 and the consolidation of AGT and CIG, partially offset by the deconsolidation of Grivalia Properties.
Accounts payable and accrued liabilities increased by $1,808.3 to $4,828.3 at September 30, 2019 from $3,020.0 at December 31, 2018, primarily due to the recognition of lease liabilities on adoption of IFRS 16 and the consolidation of AGT and CIG, partially offset by the deconsolidation of Grivalia Properties.
Insurance contracts payable increased by $690.5 to $2,693.6 at September 30, 2019 from $2,003.1 at December 31, 2018, primarily due to increased funds withheld at Brit and Allied World related to higher business volumes and increased use of reinsurance.
Provision for losses and loss adjustment expenses increased by $387.6 to $29,469.3 at September 30, 2019 from $29,081.7 at December 31, 2018, primarily reflecting the impact of the European Run-off first quarter 2019 reinsurance transaction, increased business volume (principally at Odyssey Group, Allied World and Crum & Forster) and strengthening of the Canadian dollar relative to the U.S. dollar (principally at Northbridge), partially offset by U.S. Run-off's continued progress settling its claim liabilities and net favourable prior year reserve development (principally at Odyssey Group, Zenith National and Northbridge).
Non-controlling interests decreased by $361.2 to $3,889.2 at September 30, 2019 from $4,250.4 at December 31, 2018, primarily reflecting the deconsolidation of Grivalia Properties ($466.2), dividends paid to minority shareholders ($166.8) and repurchases of common shares at Recipe ($85.3), partially offset by non-controlling interests' share of net earnings ($136.4) and the consolidation of AGT. For further details refer to note 11 (Total Equity) to the interim consolidated financial statements for the three and nine months ended September 30, 2019.

Financial Risk Management

There were no significant changes to the company’s types of risk exposures or the processes used by the company for managing those risk exposures at September 30, 2019 compared to those identified at December 31, 2018 and disclosed in the company’s 2018 Annual Report, other than as outlined in note 16 (Financial Risk Management) to the interim consolidated financial statements for the three and nine months ended September 30, 2019.

Financial Condition
Capital Management
For a detailed analysis, refer to note 16 (Financial Risk Management, under the heading "Capital Management") to the interim consolidated financial statements for the three and nine months ended September 30, 2019.

Liquidity
Holding company cash and investments at September 30, 2019 was $1,701.8 ($1,699.0 net of $2.8 of holding company short sale and derivative obligations) compared to $1,557.2 ($1,550.6 net of $6.6 of holding company short sale and derivative obligations) at December 31, 2018.
Significant cash and investment movements at the holding company level during the first nine months of 2019 included the following inflows: net proceeds from the issuance of Cdn$500.0 principal amount of 4.23% unsecured senior notes due June 14, 2029 of $371.5, borrowings on the holding company credit facility of $500.0, net proceeds from the issuance of $85.0 principal amount of 4.142% unsecured senior notes due February 7, 2024 of $85.0 and dividends received from Crum & Forster ($50.0), Odyssey Group ($50.0), Zenith National ($28.2) and CRC ($15.1). Significant outflows during the first nine months of 2019 included the following: the redemption of the remaining Cdn$395.6 principal amount of 6.40% unsecured senior notes due May 25, 2021, payment of common and preferred share dividends of $312.2, purchases of subordinate voting shares for cancellation of $118.0 and for treasury of $104.3 (for use in the company's share-based payment awards), and capital contributions to Crum & Forster ($122.4 to support its capital requirements), Run-off ($85.0 to provide capital support for the first quarter 2019 reinsurance transaction), Brit ($70.6 to provide funding for a dividend payment and the acquisition of the remaining 50.0% equity interest in Ambridge Partners), Digit ($47.9 to supports its capital requirements), and Northbridge ($54.0 to support its capital requirements).
The carrying value of holding company cash and investments was also affected by the following: receipt of investment management and administration fees, disbursements for corporate overhead expenses and changes in the fair value of holding company investments.
The company believes that holding company cash and investments, net of holding company short sale and derivative obligations, at September 30, 2019 of $1,699.0 provides adequate liquidity to meet the holding company’s remaining known obligations in 2019. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $2.0 billion unsecured revolving credit facility. Subsequent to September 30, 2019 the company repaid $250.0 on its credit facility (as described in Note 10 (Borrowings) to the interim consolidated financial statements for the three and nine months ended September 30, 2019), and expects to use a portion of the proceeds from the sale of its remaining 4.9% equity interest in ICICI Lombard (as described in the Fairfax Asia section of this MD&A) to repay the remaining balance of $250.0 in the fourth quarter of 2019. For further details of the credit facility, refer to note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2018.
The holding company's remaining known significant commitments for 2019 consist of payments relating to interest expense, corporate overhead, preferred share dividends, income taxes and other investment related activities, and potential payments related to its credit facility and derivative contracts.
During the first nine months of 2019 subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $3,473.7 primarily reflecting net proceeds received from sales and maturities of short-dated U.S. treasury bonds and receipt of dividends and distributions from investments in associates, partially offset by the reinvestment of cash and short-term investments into U.S. corporate bonds and investments in private placement corporate bonds.
Highlights in the first nine months of 2019 (with comparisons to the first nine months of 2018) of major components of cash flow are presented in the following table:

	First nine months
	2019	2018
Operating activities
Cash provided by operating activities before the undernoted	1,792.9	277.8
Net purchases of investments classified at FVTPL	(1,068.3)	(1,183.0)
Investing activities
Net purchases of investments in associates	(279.5)	(281.4)
Purchases of subsidiaries, net of cash acquired	(211.7)	(157.0)
Net purchases of investment property	(175.8)	(63.5)
Sale of subsidiary, net of cash divested	—	71.4
Deconsolidation of subsidiary	(41.6)	(67.7)
Net purchases of premises and equipment and intangible assets	(221.9)	(196.9)
Financing activities
Net proceeds from borrowings - holding company and insurance and reinsurance companies	456.5	1,490.7
Repayments of borrowings - holding company and insurance and reinsurance companies	(326.7)	(1,246.5)
Net borrowings from holding company revolving credit facility	500.0	—
Net borrowings from (repayments to) revolving credit facilities - insurance and reinsurance companies	114.1	(50.1)
Net proceeds from borrowings - non-insurance companies	269.1	605.5
Repayments of borrowings - non-insurance companies	(271.9)	(651.7)
Net borrowings from revolving credit facilities and short term loans - non-insurance companies	86.7	39.1
Decrease in restricted cash related to financing activities	—	150.5
Principal payments on lease liabilities - holding company and insurance and reinsurance companies(1)	(41.0)	—
Principal payments on lease liabilities - non-insurance companies(1)	(121.6)	—
Purchases of subordinate voting shares for treasury	(104.3)	(169.8)
Purchases of subordinate voting shares for cancellation	(118.0)	(70.1)
Issuance of subsidiary shares to non-controlling interests	43.2	103.1
Purchases of subsidiary shares from non-controlling interests	(122.2)	(353.0)
Sales of subsidiary shares to non-controlling interests	1.3	—
Common and preferred share dividends	(312.2)	(317.0)
Dividends paid to non-controlling interests	(188.7)	(155.2)
Decrease in cash and cash equivalents during the period	(341.6)	(2,224.8)

(1)
The adoption of IFRS 16 Leases on January 1, 2019 is described in note 3 (Summary of Significant Accounting Policies) to the interim consolidated financial statements for the three and nine months ended September 30, 2019.

Excluding net purchases of investments classified at FVTPL, cash provided by operating activities of $1,792.9 in 2019 compared to $277.8 in 2018 principally reflected higher net premium collections and lower income taxes paid, partially offset by higher net paid losses and higher interest paid on borrowings. Refer to note 19 (Supplementary Cash Flow Information) to the interim consolidated financial statements for the three and nine months ended September 30, 2019 for details of net purchases of investments classified at FVTPL.

Net purchases of investments in associates of $279.5 in 2019 primarily reflected increased investments in Seaspan and CSB Bank (by Fairfax India) and an investment in Seven Islands (by Fairfax India), partially offset by distributions received from the company's insurance and non-insurance associates and joint arrangements. Net purchases of investments in associates of $281.4 in 2018 primarily reflected an investment in Seaspan, increased investments in Bangalore Airport (by Fairfax India), Thai Re and AFGRI (by Fairfax Africa) and a joint arrangement (by Grivalia Properties), partially offset by distributions received from the company's insurance and non-insurance associates and joint arrangements (inclusive of net cash distributions received from the liquidation of three KWF LPs) and net proceeds received on sale of the company's equity interest in Navacord Inc. ($58.8). Purchases of subsidiaries, net of cash acquired of $211.7 in 2019 primarily related to the acquisitions of AGT, Ambridge Partners (by Brit), CIG (by Fairfax Africa) and ARX Insurance. Purchases of subsidiaries, net of cash acquired of $157.0 in 2018 primarily related to the acquisitions of Toys "R" Us Canada and Dexterra.
Net proceeds from borrowings - holding company and insurance and reinsurance companies of $456.5 in 2019 reflected net proceeds from the issuance of Cdn$500.0 principal amount of 4.23% unsecured senior notes due June 14, 2029 and the issuance of $85.0 principal amount of 4.142% unsecured senior notes due February 7, 2024. Net proceeds from borrowings - holding company and insurance and reinsurance companies of $1,490.7 in 2018 reflected net proceeds from the issuance of €750.0 of 2.75% unsecured senior notes due March 29, 2028 and $600.0 principal amount of 4.85% unsecured senior notes due April 17, 2028. Repayment of borrowings - holding company and insurance and reinsurance companies of $326.7 in 2019 primarily reflected the company's redemption of its remaining Cdn$395.6 principal amount of 6.40% unsecured senior notes due May 25, 2021. Repayment of borrowings - holding company and insurance and reinsurance companies of $1,246.5 in 2018 primarily reflected the company's redemption of its $500.0 principal amount of 5.80% senior notes due May 15, 2021 and the remaining $207.3 (Cdn $267.3) principal amount of 7.25% senior notes due June 22, 2020, Allied World's redemption of its remaining $291.8 principal amount of senior notes due November 15, 2020, the company's repayment of $144.2 principal amount of its 7.375% senior notes on maturity and the repurchases of $20.6 principal amount of Fairfax senior notes due 2022 and 2024. Net borrowings from revolving credit facilities - insurance and reinsurance companies of $114.1 in 2019 reflected Brit's additional borrowings on its revolving credit facility. Net repayments to revolving credit facilities - insurance and reinsurance companies of $50.1 in 2018 primarily reflected Brit's repayment of $45.0 on its revolving credit facility.
Net proceeds from borrowings - non-insurance companies of $269.1 in 2019 primarily reflected net proceeds from the issuance of Cdn$250.0 principal amount of 4.719% secured senior notes due May 1, 2029 by Recipe and borrowings by Boat Rocker and Thomas Cook India. Net proceeds from borrowings - non insurance companies of $605.5 in 2018 primarily reflected the net proceeds received from Fairfax India's $550.0 one-year floating rate term loan due June 27, 2019. Repayment of borrowings - non-insurance companies of $271.9 in 2019 primarily reflected AGT's partial repayment of $131.8 (Cdn$175.6) of its Cdn$200.0 principal amount of 5.875% senior notes due December 1, 2021 and Recipe's early repayment of its $111.4 (Cdn$150.0) floating rate term loan due September 2, 2019. Repayment of borrowings - non-insurance companies of $651.7 in 2018 primarily reflected Fairfax India's repayment of its $400.0 one-year floating rate term loan due July 10, 2018 and Toys "R" Us Canada's repayment of its $195.9 (Cdn$254.2) principal amount of debtor in possession loan. Net borrowings from revolving credit facilities and short term loans - non insurance companies of $86.7 in 2019 primarily reflected Fairfax India's borrowing of $50.0 on its revolving credit facility. Net borrowings from revolving credit facilities and short term loans - non-insurance companies of $39.1 in 2018 primarily reflected Toys "R" Us Canada's borrowings of $55.5 (Cdn$72.0) on its revolving credit facility, Recipe's borrowings to finance its acquisition of The Keg and Quess' borrowings prior to its de-consolidation, partially offset by Fairfax Africa's repayment of its term loan ($150.0).
Purchases of subordinate voting shares for treasury in 2019 and 2018 were for the company's share-based payment awards. Issuance of subsidiary shares to non-controlling interests of $43.2 in 2019 primarily reflected the issuance of preferred shares by a non-insurance company. Issuance of subsidiary shares to non-controlling interests of $103.1 in 2018 primarily reflected Fairfax Africa's secondary public offering. Purchases of subsidiary shares from non-controlling interests of $122.2 in 2019 primarily reflected purchases of common shares made under the substantial issuer bid by Recipe and normal course issuer bids by Fairfax Africa, Recipe and Fairfax India. Purchases of subsidiary shares from non-controlling interests of $353.0 in 2018 primarily reflected Brit's purchase of its common shares from its minority shareholder (OMERS), Recipe's acquisition of the non-controlling interests in The Keg and open market purchases by Fairfax Africa.
Dividends paid to non-controlling interests of $188.7 in 2019 and $155.2 in 2018 primarily reflected dividends paid by Allied World, Brit, Grivalia Properties and Recipe to their minority shareholders.

Book Value Per Share
Common shareholders’ equity at September 30, 2019 was $12,417.2 or $462.98 per basic share (excluding the unrecorded $561.8 pre-tax deficiency of fair value over the carrying value of investments in associates and certain consolidated subsidiaries) compared to $11,779.3 or $432.46 per basic share (excluding the unrecorded $48.3 pre-tax excess of fair value over the carrying value of investments in associates and certain consolidated subsidiaries) at December 31, 2018, representing an increase per basic share in the first nine months of 2019 of 7.1% (an increase of 9.5% adjusted to include the $10.00 per common share dividend paid in the first quarter of 2019). During the first nine months of 2019 the number of basic shares decreased primarily as a result of purchases of 249,361 subordinate voting shares for cancellation and net purchases of 168,529 subordinate voting shares for treasury (for use in the company’s share-based payment awards). At September 30, 2019 there were 26,820,057 common shares effectively outstanding.

	September 30, 2019			December 31, 2018
	Fair value	Carrying value(1)	Excess (deficiency) of fair value over carrying value	Fair value	Carrying value(1)	Excess (deficiency) of fair value over carrying value
Insurance and reinsurance associates	701.5	686.3	15.2	700.7	554.0	146.7
Non-insurance associates(2)	2,185.5	2,274.0	(88.5)	1,834.4	1,801.8	32.6
Thomas Cook India	473.4	928.4	(455.0)	826.6	946.4	(119.8)
Recipe	504.3	544.9	(40.6)	508.5	555.8	(47.3)
Fairfax India	616.1	548.2	67.9	658.4	520.7	137.7
Fairfax Africa	240.5	301.3	(60.8)	293.3	358.0	(64.7)
Grivalia Properties	—	—	—	486.9	523.8	(36.9)
	4,721.3	5,283.1	(561.8)	5,308.8	5,260.5	48.3

(1)
The carrying values of Thomas Cook India, Recipe, Fairfax India, Fairfax Africa and Grivalia Properties (deconsolidated May 17, 2019) represent their respective hypothetical carrying values under the equity method of accounting.

(2)	Excludes investments in associates held by Thomas Cook India, Fairfax India, Fairfax Africa and Grivalia Properties.
On September 30, 2019 the company commenced its normal course issuer bid by which it is authorized, until expiry of the bid on September 29, 2020, to acquire up to 2,556,821 subordinate voting shares, 601,588 Series C preferred shares, 328,741 Series D preferred shares, 396,713 Series E preferred shares, 357,204 Series F preferred shares, 743,295 Series G preferred shares, 256,704 Series H preferred shares, 1,046,555 Series I preferred shares, 153,444 Series J preferred shares, 950,000 Series K preferred shares and 920,000 Series M preferred shares, representing approximately 10% of the public float in respect of the subordinate voting shares and 10% of the public float in respect of each series of preferred shares. Decisions regarding any future purchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.

Contingencies and Commitments
For a full description of these matters, see note 14 (Contingencies and Commitments) to the interim consolidated financial statements for the three and nine months ended September 30, 2019.

Accounting and Disclosure Matters

Limitation on Scope of Design and Evaluation of Internal Control Over Financial Reporting

On April 17, 2019 the company acquired AGT and commenced consolidating AGT in its financial reporting. Management has determined to limit the scope of the design and evaluation of the company's internal control over financial reporting to exclude the controls, policies and procedures of AGT, the results of which are included in the consolidated financial statements of the company for the three and nine months ended September 30, 2019. This scope limitation is in accordance with Canadian and U.S. securities laws, which allow an issuer to limit its design and evaluation of internal control over financial reporting to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the applicable certifications relate. The operations of AGT represented 5.1% and 2.9% of the company's consolidated income for the three and nine months ended September 30, 2019 respectively and represented 1.5% and 1.7% of the company's consolidated assets and liabilities respectively as at September 30, 2019. The table that follows presents a summary of financial information for AGT.

For the period April 17, 2019 to September 30, 2019

Income	470.0
Net earnings (loss)	(20.3)

As at September 30, 2019
Assets
Portfolio investments	20.0
Deferred income taxes	31.4
Goodwill and intangible assets	292.1
Other assets	728.2
1,071.7
Liabilities
Accounts payable and accrued liabilities	152.8
Short sale and derivative obligations	56.4
Due to affiliates	267.4
Borrowings	412.4
889.0
Equity	182.7
1,071.7

Quarterly Data (unaudited)

	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017
Income(1)	4,925.9	5,441.3	5,632.6	4,179.9	4,441.0	4,210.4	4,926.4	5,321.5
Net earnings (loss)(2)	74.4	579.5	814.6	(453.2)	149.2	83.9	1,038.0	856.8
Net earnings (loss) attributable to shareholders of Fairfax(2)	68.6	494.3	769.2	(477.6)	106.2	63.1	684.3	869.5
Net earnings (loss) per share(2)	$2.13	$17.94	$28.04	$(17.89)	$3.46	$1.88	$24.27	$30.87
Net earnings (loss) per diluted share(2)	$2.04	$17.18	$26.98	$(17.89)	$3.34	$1.82	$23.60	$30.06

(1)
Periods prior to 2018 have not been restated for the adoption of IFRS 15 Revenue from Contracts with Customers on January 1, 2018 as described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2018.

(2)
Periods prior to 2019 have not been restated for the adoption of IFRS 16 Leases on January 1, 2019 as described in note 3 (Summary of Significant Accounting Policies) to the interim consolidated financial statements for the three and nine months ended September 30, 2019.

Operating results at the company’s insurance and reinsurance operations continue to be affected by a difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by favourable or adverse reserve development and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; and assessments and shared market mechanisms which may adversely affect our insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.